



IMPERVA, INC.
3400 Bridge Parkway, Suite 200
Redwood Shores, California 94065

April 22, 2013

Dear Stockholder:

You are cordially invited to attend the annual meeting of stockholders of Imperva, Inc. to be held at Imperva's headquarters located at 3400 Bridge Parkway, Suite 200, Redwood Shores, California, on June 5, 2013 at 10:00 a.m. Pacific Time.

At the annual meeting, you will be asked to vote upon two proposals:

1. The election of three Class II directors to serve until the third succeeding annual meeting or until their successors are duly elected and qualified.
2. The ratification of our independent registered public accounting firm for our year ending December 31, 2013.

Accompanying this letter is the formal notice of annual meeting, proxy statement and proxy card relating to the annual meeting, as well as our annual report for the year ended December 31, 2012. The proxy statement contains important information concerning the matters to be voted upon at the annual meeting. We hope you will take the time to study it carefully.

All stockholders of record at the close of business on the record date, which is April 10, 2013, are entitled to vote at the annual meeting, and your vote is very important regardless of how many shares you own. Regardless of whether you plan to attend the annual meeting, we urge you to submit your proxy as soon as possible. Instructions on the proxy card will tell you how to submit your proxy over the Internet, by telephone or by returning your proxy card in the enclosed postage-paid envelope. If you plan to attend the annual meeting and vote in person, and your shares are held in the name of a broker or other nominee as of the record date, you must bring with you a proxy or letter from the broker or nominee to confirm your ownership of such shares.

Sincerely,

Shlomo Kramer
President and Chief Executive Officer

IMPERVA, INC.
3400 Bridge Parkway, Suite 200
Redwood Shores, California 94065

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on June 5, 2013

NOTICE IS HEREBY GIVEN that an annual meeting of stockholders of Imperva, Inc., a Delaware corporation, will be held at 3400 Bridge Parkway, Suite 200, Redwood Shores, California 94065, on June 5, 2013 at 10:00 a.m. Pacific Time. At the annual meeting, our stockholders will be asked to consider and vote upon:

1. The election of three Class II directors to serve on our board of directors, each to serve until our annual meeting of stockholders to be held in 2016 and until his or her successor is elected and qualified, or until his or her death, resignation or removal.

2. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013.

3. Transaction of such other business as may properly come before the annual meeting or before any adjournments or postponements thereof.

Only stockholders of record of our common stock at the close of business on April 10, 2013 are entitled to notice of, and to vote at, the annual meeting or any adjournments or postponements thereof.

IMPORTANT NOTICE

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING IN PERSON. TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE ANNUAL MEETING, YOU ARE URGED TO SUBMIT YOUR PROXY OVER THE INTERNET, BY TELEPHONE OR BY COMPLETING, DATING AND SIGNING THE ENCLOSED PROXY CARD AND MAILING IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. EVEN IF YOU HAVE GIVEN YOUR PROXY, YOU MAY STILL VOTE IN PERSON IF YOU ATTEND THE MEETING. PLEASE NOTE, HOWEVER, THAT IF YOUR SHARES ARE HELD OF RECORD BY A BROKER, BANK OR OTHER NOMINEE AND YOU WISH TO VOTE AT THE MEETING, YOU MUST OBTAIN FROM THE RECORD HOLDER A PROXY ISSUED IN YOUR NAME. YOU CAN WITHDRAW YOUR PROXY AT ANY TIME BEFORE IT IS VOTED.

PLEASE VOTE YOUR SHARES PROMPTLY

By Order of the Board of Directors,



Trâm T. Phi
Senior Vice President, General Counsel and Secretary

Redwood Shores, California
April 22, 2013

TABLE OF CONTENTS

IMPERVA, INC.
3400 Bridge Parkway, Suite 200
Redwood Shores, California 94065

PROXY STATEMENT

This proxy statement is being furnished to the stockholders of Imperva, Inc., a Delaware corporation, in connection with the solicitation of proxies by our board of directors for use at the annual meeting of stockholders to be held at 3400 Bridge Parkway, Suite 200, Redwood Shores, California 94065, on June 5, 2013 at 10:00 a.m. Pacific Time, and at any adjournments or postponements thereof. At the annual meeting, holders of our common stock will be asked to vote upon: (i) the election of three Class II directors to serve until the annual meeting of stockholders to be held in 2016 or until their successors are duly elected and qualified; (ii) approval of the ratification of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013; and (iii) any other business that properly comes before the annual meeting, or any adjournments or postponements thereof.

This proxy statement and the accompanying proxy card are first being mailed to stockholders on or about April 22, 2013. The address of our principal executive offices is 3400 Bridge Parkway, Suite 200, Redwood Shores, California 94065.

VOTING RIGHTS AND PROXIES

Record Date; Outstanding Shares; Quorum

Only holders of record of our common stock at the close of business on the record date, which is April 10, 2013, will be entitled to notice of and to vote at the annual meeting. As of the close of business on the record date, there were 24,517,584 shares of our common stock outstanding and entitled to vote, held of record by approximately 77 stockholders.

Pursuant to our bylaws, a majority of the outstanding shares of common stock, present in person or by proxy, will constitute a quorum for the transaction of business. Each of our stockholders is entitled to one vote for each share of common stock held as of the record date. For ten days prior to the annual meeting, a complete list of stockholders entitled to vote at the annual meeting will be available for examination by any stockholder, for any purpose germane to the meeting, during ordinary business hours at our principal executive offices at 3400 Bridge Parkway, Suite 200, Redwood Shores, California 94065.

Voting of Proxies; Revocation of Proxies; Votes Required

Stockholders are requested to complete, date, sign and return the accompanying proxy card in the enclosed postage-paid envelope. All properly executed, returned and unrevoked proxies will be voted in accordance with the instructions indicated thereon. **Executed but unmarked proxies will be voted FOR each director nominee listed on the proxy card, and FOR the ratification of our independent registered public accounting firm for the year ending December 31, 2013.** The board of directors does not know of, and does not intend to bring, any business before the annual meeting other than that referred to in this proxy statement and specified in the notice of annual meeting. As to any other business that may properly come before the annual meeting, including any motion made for adjournment or postponement of the annual meeting (including for purposes of soliciting additional votes), the proxy card will confer discretionary authority on the proxies (who are persons designated by the board of directors) to vote all shares covered by the proxy card in their discretion. Any stockholder who has given a proxy that does not state it is irrevocable may revoke it at any time before it is exercised at the annual meeting by (i) filing a written notice of the death or incapacity of the maker or revocation with, or delivering a duly executed proxy bearing a later date to, the Corporate Secretary of Imperva, 3400 Bridge Parkway, Suite 200, Redwood Shores, California 94065, or (ii) attending the annual meeting and voting in person (although attendance at the annual meeting will not, by itself, revoke a proxy). If you hold shares through a brokerage firm, bank or other agent, you must contact that brokerage firm, bank or other agent to revoke any prior voting instructions.

Director elections are determined by a plurality of shares of common stock represented in person or by proxy and voting at the annual meeting (the three properly nominated individuals receiving the highest number of votes will be elected). Approval of our independent registered public accounting firm for the year ending December 31, 2013 requires the affirmative vote of a majority of the shares of common stock represented in person or by proxy, and entitled to vote on the matter.

Effect of Abstentions

If an executed proxy is returned and the stockholder has specifically abstained from voting on any matter, the shares represented by such proxy will be considered present at the annual meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be considered to have been voted in favor of such matter. As such, an abstention will have the effect of a vote against the ratification of our independent registered public accounting firm, Ernst & Young LLP for the year ending December 31, 2013.

Effect of "Broker Non-Votes"

If your shares are held by your broker, bank or other agent as your nominee (that is, in "street name"), you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker, bank or other agent to vote your shares. If you do not give instructions to your broker, bank or other agent, they can vote your shares with respect to "discretionary" items, but not with respect to "non-discretionary" items. Discretionary items are proposals considered routine on which your broker, bank or other agent may vote shares held in street name in the absence of your voting instructions, such as the vote for ratification of our independent registered public accounting firm. On non-discretionary items, such as the vote for election of directors, if you do not give instructions to your broker, bank or other agent, the shares will not be voted and will be treated as broker non-votes.

If an executed proxy is returned by a broker, bank or other agent holding shares in street name that indicates that the broker does not have discretionary authority as to certain shares to vote on a proposal ("broker non-votes"), such shares will be considered present at the annual meeting for purposes of determining a quorum on all proposals, but will not be considered to be entitled to vote on such proposal.

If a quorum is present, the nominees for director receiving the highest number of affirmative votes of the shares present or represented and entitled to be voted for them shall be elected as directors. Therefore, broker non-votes will have no effect on the election of directors. The ratification of Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013 requires the approval of the affirmative vote of a majority of the shares present or represented by proxy and voting at the annual meeting. Because broker non-votes are not voted affirmatively or negatively, they will have no effect on the approval of this proposal.

Voting Electronically via the Internet or by Telephone

General Information for All Shares Voted via the Internet or by Telephone

Stockholders whose shares are registered in their own name may choose to grant a proxy to vote their shares either via the Internet or by telephone. The laws of Delaware, under which we are incorporated, specifically permits electronically transmitted proxies, provided that each such proxy contains or is submitted with information from which the inspector of elections can determine that such proxy was authorized by the stockholder.

The Internet and telephone voting procedures set forth below, as well as on the enclosed proxy card, are designed to authenticate stockholders' identities, to allow stockholders to grant a proxy to vote their shares and to confirm that stockholders' voting instructions have been properly recorded. Stockholders granting a proxy to vote via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, which must be borne by the stockholder.

For Shares Registered in Your Name

Stockholders of record may go to www.envisionreports.com/impv to grant a proxy to vote their shares by means of the Internet. They will be required to provide the 15-digit control number contained on their proxy cards. The voter will then be asked to complete an electronic proxy card. Any stockholder using a touch-tone telephone may also grant a proxy to vote shares by calling (800) 652-8683 and following the recorded instructions.

You may use the Internet to vote your proxy 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time (8:59 p.m. Pacific Time) on June 4, 2013. You may use a touch-tone telephone to vote your proxy 24 hours a day, seven days a week, until 11:59 p.m. Eastern Time (8:59 p.m. Pacific Time) on June 4, 2013. Submitting your proxy via the Internet or by telephone will not affect your right to vote in person should you decide to attend the annual meeting.

For Shares Registered in the Name of a Broker or Bank

Most beneficial owners whose shares are held in street name receive voting instruction forms from their banks, brokers or other agents, rather than our proxy card.

If on the record date your shares were held, not in your name, but rather in an account at a brokerage firm, bank or other agent, then you are the beneficial owner of shares held in "street name" and these proxy materials have been forwarded to you by your broker, bank or other agent. The broker, bank or other agent holding your account is considered to be the stockholder of record for purposes of voting at the annual meeting.

As a beneficial owner, you have the right to direct your broker, bank or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the stockholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy issued in your name from your broker, bank or other agent.

Solicitation of Proxies and Expenses

We will bear the cost of the solicitation of proxies from our stockholders in the enclosed form. Our directors, officers and employees, without additional compensation, may solicit proxies by mail, telephone, letter, facsimile, electronically or in person. Following the original mailing of the proxies and other soliciting materials, we will request that brokers, custodians, nominees and other record holders forward copies of the proxy and other soliciting materials to persons for whom they hold shares of common stock and request authority for the exercise of proxies. In such cases, we will reimburse such record holders for their reasonable expenses incurred for forwarding such materials.

Voting Results

The preliminary voting results will be announced at the annual meeting. The final voting results will be tallied by our Inspector of Elections and published in a Current Report on Form 8-K to be filed with the Securities and Exchange Commission, or the SEC, within four business days of the annual meeting.

Delivery of this Proxy Statement

The SEC has adopted rules that permit companies and intermediaries (for example, brokers) to satisfy the delivery requirements for annual reports and proxy statements with respect to two or more security holders sharing the same address by delivering a single annual report and proxy statement addressed to those security holders. This process, which is commonly referred to as "householding," potentially means extra convenience for security holders and cost savings for companies.

A number of brokers with account holders who are our stockholders will be "householding" our proxy materials. A single annual report and proxy statement will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or us that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent. We will deliver promptly, upon oral or written request, a separate copy of the annual report or proxy statement to a security holder at a shared address to which a single copy of the documents was delivered. If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate annual report and proxy statement, please notify your broker and either mail your request to Imperva, Inc., Attention: Corporate Secretary, 3400 Bridge Parkway, Suite 200, Redwood Shores, California 94065 or call (650) 345-9000.

Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker and either mail your request to Imperva, Inc., Attention: Corporate Secretary, 3400 Bridge Parkway, Suite 200, Redwood Shores, California 94065 or call (650) 345-9000.

A copy of our Annual Report on Form 10-K for the year ended December 31, 2012, including the financial statements, list of exhibits and any exhibit specifically requested, filed with the SEC is available without charge upon written request to: Imperva, Inc., Attention: Corporate Secretary, 3400 Bridge Parkway, Suite 200, Redwood Shores, California 94065.

ELECTION OF CLASS II DIRECTORS

(Item No. 1 on the Proxy Card)

Our board of directors currently consists of eight directors. Our certificate of incorporation and bylaws provide for a classified board of directors, divided into three classes. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting will be elected for a term to expire at the third succeeding annual meeting. The individuals so elected will serve until their successors are elected and qualified. This year the terms of our Class II directors, currently consisting of Theresia Gouw, Frank Slootman and David Strohm, will expire at the annual meeting. At the annual meeting, holders of common stock will be asked to vote on the election of three directors as Class II directors, whose current term will expire at our 2016 annual meeting.

The board of directors has nominated each of Theresia Gouw, Frank Slootman and David Strohm to serve as a Class II director for a three-year term that is expected to expire at our annual meeting in 2016 and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal. You can find the principal occupation and other information about the board's nominees, as well as other board members, below.

Two of the continuing directors are Class I directors, whose terms will expire at our 2015 annual meeting, and three of the continuing directors are Class III directors, whose terms will expire at our 2014 annual meeting.

The election of Class II directors will be determined by the three nominees receiving the greatest number of votes from shares eligible to vote. Unless a stockholder signing a proxy withholds authority to vote for one or more of the board's nominees in the manner described on the proxy, each proxy received will be voted for the election of each of the board's nominees. Our restated certificate of incorporation and bylaws provide that the number of our authorized directors, which is currently eight members, shall be fixed from time to time by a resolution of the majority of our board of directors. Proxies cannot be voted for a greater number of persons than the number of nominees named. In the event that any nominee is unable or declines to serve as a director at the time of the annual meeting, the proxies will be voted for the nominee or nominees who shall be designated by the present board of directors to fill the vacancy. We are not aware that any of the nominees will be unable or will decline to serve as a director.

There are no family relationships between any of our directors, nominees or executive officers. There are also no arrangements or understandings between any director, nominee or executive officer and any other person pursuant to which he or she has been or will be selected as a director and/or executive officer.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE ELECTION OF THERESIA GOUW, FRANK SLOOTMAN AND DAVID STROHM AS CLASS II DIRECTORS.

Information Regarding Our Nominees and Directors

The following table lists the nominees and current members of the board of directors by class, their ages as of April 1, 2013 and current positions with Imperva. Biographical information for each nominee and/or director is provided below.

Nominees

Name	Age	Class[1]	Position
Theresia Gouw[2, 4]	45	II	Director
Frank Slootman[2]	54	II	Director
David Strohm[3]	64	II	Director

Continuing Directors

Name	Age	Class[1]	Position
Asheem Chandna[2]	48	I	Director
Shlomo Kramer	47	III	President, Chief Executive Officer and Director
Albert Pimentel[3]	57	III	Director
Steven Krausz[3, 4]	58	I	Director
James Tolonen[3]	63	III	Director

[1] The terms of Class II directors (if elected) will expire at the 2016 annual meeting. The terms of Class I directors will expire at the 2015 annual meeting. The terms of Class III directors will expire at the 2014 annual meeting.

[2] Member of the Compensation Committee.

[3] Member of the Audit Committee.

[4] Member of the Nominating and Corporate Governance Committee.

Biographies

Nominees for Class I Directors

Theresia Gouw has served as a member of our board of directors since May 2002. Currently, Ms. Gouw is a Partner at Accel Partners, which she joined in 1999, where she focuses on software investments, with a specific interest in social commerce, vertical media, security and consumer internet/mobile applications. Ms. Gouw currently also serves as a board member of Trulia, Inc. and various private software and technology companies that are portfolio companies of Accel Partners, as well as the National Venture Capital Association. Ms. Gouw holds an Sc.B. in engineering from Brown University and an M.B.A. from Stanford University.

The board of directors believes that Ms. Gouw possesses specific attributes that qualify her to serve as a director, including her substantial experience in the software and technology industry as an investment professional, an executive and a member of the boards of directors of other companies in such industries.

Frank Slootman has served as a member of our board of directors since August 2011. Mr. Slootman currently is, and has been since May 2011, the President, Chief Executive Officer and a member of the board of directors of Service-Now.com, a provider of a comprehensive suite of cloud-based services for enterprise IT management. Prior to Service-Now.com, from August 2009 to December 2010, Mr. Slootman was Executive Vice President for EMC Corporation. Before that, from July 2003 to July 2009, Mr. Slootman served as President and Chief Executive Officer of Data Domain, Inc., and as one of its directors from July 2003 to July 2009. Mr. Slootman holds undergraduate and graduate degrees in economics from Erasmus University in Holland.

The board of directors believes that Mr. Slootman possesses specific attributes that qualify him to serve as a director, including his specific professional experience with enterprise software technologies while at Service-Now.com, EMC Corporation and Data Domain, Inc.

David N. Strohm has served as a member of our board of directors since August 2011. Mr. Strohm has been affiliated with Greylock Partners since 1980, where he has served as a Partner since January 2001, and previously served as a General Partner from 1983 to 2001. Mr. Strohm currently also serves as a director of EMC Corporation, where he has served since 2003, VMware, Inc., where he has served since 2007, and several private companies. Mr. Strohm was previously a director of DoubleClick, Inc. from 1997 to 2005, Internet Security Systems, Inc. from 1996 to 2006, and SuccessFactors, Inc. from 2001 to November 2010. Mr. Strohm holds a B.A. from Dartmouth College and an M.B.A from Harvard Business School.

The board of directors believes that Mr. Strohm possesses specific attributes that qualify him to serve as a director, including his extensive experience as an investment professional in the industry and as a director of various companies, many of which are publicly traded.

Continuing Directors

Asheem Chandna has served as a member of our board of directors since July 2003. Currently, Mr. Chandna is a Partner at Greylock Partners, where he focuses on investments in enterprise IT, including security products. Mr. Chandna currently also serves as a board member of Palo Alto Networks, Inc. and several privately held companies that are portfolio companies of Greylock Partners. From April 2003 to October 2009, Mr. Chandna was a director of Sourcefire, Inc. Prior to Greylock Partners, Mr. Chandna was Vice President, Business Development and Product Management for Check Point Software Technologies Ltd. from 1996 to 2002. Mr. Chandna holds a B.S. and an M.S. in electrical and computer engineering from Case Western Reserve University.

The board of directors believes that Mr. Chandna possesses specific attributes that qualify him to serve as a director, including his specific professional experience with security products while at Check Point Software Technologies Ltd., as well as his extensive background with enterprise IT companies, and public and private company board member experience.

Steven Krausz has served as a member of our board of directors since May 2003. Mr. Krausz has held various roles at U.S. Venture Partners, where he specializes in communications, internet infrastructure, networking and enterprise software investments, and is currently a Managing Member. Prior to joining U.S. Venture Partners, Mr. Krausz held various operating roles at BTI Computes, Inc., Daisy Systems Corporation, Direct Inc. and NASA Ames Research Center. Mr. Krausz currently serves on the board of directors of Guidewire Software, Inc., a provider of core system software to the global P&C insurance industry, and several portfolio companies of U.S. Venture Partners. Mr. Krausz was also a director of Occam Networks, Inc., from 2000 until its acquisition by Calix, Inc. in February 2011. Mr. Krausz holds a B.S. in electrical engineering from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

The board of directors believes that Mr. Krausz possesses specific attributes that qualify him to serve as a director, including his extensive experience as an investment professional and director of various companies in the industry, as well as his technical expertise.

Shlomo Kramer is our co-founder and has served as chairman of the board of directors since our inception in April 2002 and as our President and Chief Executive Officer since May 2002. Mr. Kramer has also served as a member of the board of directors of our majority owned subsidiary, Incapsula, Inc., since 2009. Prior to founding Imperva, Mr. Kramer co-founded Check Point Software Technologies Ltd., an enterprise security software company, in 1993, where he held various executive roles through 1998 and served as a member of the board of directors through 2003. Mr. Kramer is also an active investor and current board member of a number of privately held companies in the security and enterprise software industries, and was previously a board member of Palo Alto Networks, Inc. from February 2006 to December 2012. Mr. Kramer holds a B.S. in mathematics and computer science from Tel Aviv University and an M.S. in computer science from Hebrew University of Jerusalem.

The board of directors believes that Mr. Kramer possesses specific attributes that qualify him to serve as a director, including the perspective and experience he brings as our Chief Executive Officer, one of our founders and a large stockholder. The board of directors also believes that Mr. Kramer brings historical knowledge, operational expertise and continuity to the board of directors.

Albert A. Pimentel has served as a member of our board of directors since June 2010. Currently, Mr. Pimentel is Executive Vice President, Chief Sales and Marketing Officer for Seagate Technology PLC, one of the world's largest manufacturers of storage devices. From March 2009 until April 2011, Mr. Pimentel served on Seagate Technology PLC's board of directors. Mr. Pimentel has served as a member of the board of directors of Xilinx Corporation since August 2010. From May 2008 to August 2010, Mr. Pimentel also served as the Chief Operating Officer and Chief Financial Officer for McAfee, Inc., a leading company in the field of consumer and enterprise digital security products. From October 2004 to April 2008, Mr. Pimentel was the Executive Vice President and Chief Financial Officer for Glu Mobile, Inc., a global publisher of mobile games. From September 2003 to April 2004, Mr. Pimentel was the Executive Vice President and Chief Financial Officer of Zone Labs, Inc., a provider of end-point security software which was acquired by Check Point Software Technologies Ltd. in March 2004. From 2001 to 2003, Mr. Pimentel was a partner with Redpoint Ventures. Mr. Pimentel holds a B.S. in commerce from Santa Clara University.

The board of directors believes that Mr. Pimentel possesses specific attributes that qualify him to serve as a director, including his extensive industry experience and financial and operational expertise.

James R. Tolonen has served as a member of our board of directors since July 2012. Mr. Tolonen served as the Senior Group Vice President and Chief Financial Officer of Business Objects, S.A., an enterprise software solutions provider, where he was responsible for its finance and administration functions commencing in January 2003 until its acquisition by SAP AG in January 2008. He remained with SAP AG until September 2008. Mr. Tolonen served as the Chief Financial Officer and Chief Operating Officer and a member of the board of directors of IGN Entertainment Inc., an Internet media and service provider focused on the videogame market, from October 1999 to December 2002. He served as President and Chief Financial Officer of Cybermedia, a PC end-user security and performance software provider, from April 1998 to September 1998, and as a member of its Board of Directors from August 1996 to September 1998. Mr. Tolonen served as Chief Financial Officer of Novell, Inc., an enterprise software provider, from June 1989 to April 1998. Mr. Tolonen also served on the board of directors of Blue Coat Systems, Inc. from May 2008 to February 2012, and Taleo Corporation from August 2010 to April 2012. Mr. Tolonen holds a B.S. in Mechanical Engineering and an M.B.A. from the University of Michigan. Mr. Tolonen is also a Certified Public Accountant.

The board of directors believes that Mr. Tolonen brings extensive financial, operational and accounting experience, including practical experience as a former chief financial officer of several security and software companies, to the Board and to the Audit Committee.

Board Meetings, Committees and Corporate Governance

Our board of directors had ten meetings during 2012 and held executive sessions of non-management and independent directors in five meetings. Our independent directors hold an executive session in conjunction with each in-person board meeting. During 2012, each incumbent director attended at least 75% of the aggregate number of (i) the meetings of the board of directors and (ii) the meetings of the committees on which he or she served (during the periods that he or she served).

Director Independence

Our board of directors has determined that all of our board members other than Mr. Kramer are independent, as determined under the rules of the New York Stock Exchange. Mr. Kramer is our co-founder, Chairman, President and Chief Executive Officer.

Board Leadership

Our board of directors highly values an independent board of directors. Currently, more than 75% of the members of our board of directors are independent, as well as all members of the audit committee, the compensation committee and the nomination and corporate governance committee. Our board of directors retains the flexibility to determine on a case-by-case basis whether the Chief Executive Officer, or an independent director, should serve as

Chairman. This flexibility permits our board of directors to organize its functions and conduct its business in a manner it deems most effective in then-prevailing circumstances.

The board currently combines the role of Chairman and Chief Executive. The board believes that Mr. Kramer, as co-founder and Chief Executive Officer since our inception, is best situated to serve as Chairman because he is the director most familiar with our industry and operations, and opportunities and challenges facing our business on a regular and company-wide basis and is therefore best able to identify the strategic priorities to be discussed by the board of directors. The board believes that combining the role of Chairman and Chief Executive Officer facilitates information flow between management and the board and fosters strategic development and execution. While the board has not appointed a lead independent director, the board maintains effective independent oversight through a number of governance practices, including our committee system, open and direct communication with management, input on meeting agendas, annual performance evaluations and regular executive sessions.

In addition, the board has established the following procedures for selecting the presiding director during the executive sessions of the board. The presiding director will be (i) the chairman of the board, if that person is a non-management director, (ii) the lead independent director, if any, or (iii) such other independent director as is selected by a majority of the non-management independent directors or, if none is selected, the chair of the Nominating and Corporate Governance Committee.

Role of the Board in Risk Oversight

The board of directors is actively involved in the oversight of our risk management process. The board does not have a standing risk management committee, but administers this oversight function directly through the board as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking, our nominating and corporate governance committee monitors our major legal compliance risk exposures and our program for promoting and monitoring compliance with applicable legal and regulatory requirements and our board is responsible for monitoring and assessing strategic risk exposure, with assistance from time to time by our new technology strategy committee, and other risks not covered by our committees.

The full board, or the appropriate committee, receives reports on risks facing Imperva from our Chief Executive Officer or other members of management to enable it to understand our risk identification, risk management and risk mitigation strategies. We believe that our board's leadership structure supports effective risk management because it allows the independent directors on our committees to exercise oversight over management.

Corporate Governance Guidelines and Code of Business Conduct and Ethics

Our board of directors has adopted Corporate Governance Guidelines that set forth expectations for directors, director independence standards, board committee structure and functions, and other policies for the governance of the company. Our board of directors also has adopted a Code of Business Conduct and Ethics for directors, officers and employees that serves as a framework for our commitment to promoting high standards of honest and ethical business conduct and compliance with applicable laws. Our Corporate Governance Guidelines and Code of Business Conduct and Ethics are available on the Investors section of our website, which is located at http://www.imperva.com/company/investors_corporate-governance.html, by clicking on "Corporate Governance Guidelines" or "Code of Business Conduct and Ethics," in each case under "Corporate Governance." The Corporate Governance Guidelines and Code of Business Conduct and Ethics are reviewed at least annually by our nominating and corporate governance committee, and changes are recommended to our board of directors with respect to changes as warranted.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our board of directors. The composition and functioning of our board of directors and all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the New York Stock Exchange and SEC rules and regulations. The composition and responsibilities of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee

Our audit committee is comprised of Mr. Tolonen, who is currently the chair of the committee, Mr. Pimentel, who was the chair of the committee until March 2013, and Messrs. Krausz and Strohm. The composition of our audit committee meets the requirements for independence under the current New York Stock Exchange and SEC rules and regulations. Each member of our audit committee is financially literate and is independent (as provided in "Election of Class II Directors—Board Meetings, Committees and Corporate Governance – Director Independence"). In addition, our audit committee includes two financial experts within the meaning of Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act of 1933, as amended, or the Securities Act – Messrs. Pimentel and Tolonen. All audit services to be provided to us and all permissible non-audit services to be provided to us by our independent registered public accounting firm will be approved in advance by our audit committee. Our audit committee recommended, and our board of directors has adopted, a charter for our audit committee. Our audit committee's responsibilities include:

- appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
- approving or, as permitted, pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
- reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;
- coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
- establishing policies and procedures for the receipt, retention and treatment of accounting-related complaints and concerns; and
- consider the adequacy of our internal accounting controls and audit procedures.

The audit committee met nine times during 2012, including meetings with our independent registered public accounting firm to review our quarterly and annual financial statements and their review or audit of such statements. The audit committee also acted by unanimous written consent on one occasion. The audit committee operates pursuant to the audit committee charter, which has been posted on our website at http://www.imperva.com/company/investors_corporate-governance.html.

Compensation Committee

Our compensation committee is comprised of Mr. Slootman, who is the chair of the committee, and Mr. Chandna and Ms. Gouw. The composition of our compensation committee meets the requirements for independence under the current New York Stock Exchange and SEC rules and regulations and the Internal Revenue Code. The purpose of our compensation committee is to discharge the responsibilities of our board of directors relating to compensation of our executive officers. Our compensation committee recommended, and our board of directors has adopted, a charter for our compensation committee. Our compensation committee's responsibilities include:

- annually reviewing and approving corporate goals and objectives relevant to compensation of our executive officers;
- evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;
- overseeing and administering our incentive-based compensation and equity plans;
- reviewing and making recommendations to the board with respect to director compensation;
- reviewing with management our major compensation-related risk exposures and the steps management has taken to monitor or mitigate such exposures; and
- reviewing general policies relating to compensation and benefits of our employees.

The compensation committee met nine times during 2012. The compensation committee operates pursuant to the compensation committee charter. Under its charter, which has been posted on our website at http://www.imperva.com/company/investors_corporate-governance.html, the compensation committee has authority to retain compensation consultants, outside counsel and other advisors that the committee deems appropriate, in its sole discretion, to assist it in discharging its duties, and to approve the terms of retention and fees to be paid to such consultants. The compensation committee engaged Compensia, Inc., an independent compensation consulting firm, to provide advice to the compensation committee during 2012. The compensation committee engaged Compensia to help evaluate our compensation philosophy and provide guidance in administering our compensation program in connection with the review of employee compensation for 2012 and 2013 and director compensation for 2012. See "Compensation Discussion and Analysis" for additional discussion regarding the role of Compensia in executive compensation.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is comprised of Ms. Gouw, who is the chair of the committee, and Mr. Krausz. The composition of our nominating and corporate governance committee meets the requirements for independence under the current New York Stock Exchange and SEC rules and regulations. Our nominating and corporate governance committee has recommended, and our board of directors has adopted, a charter for our nominating and corporate governance committee. Our nominating and corporate governance committee's responsibilities include:

- developing and recommending to the board criteria for selecting board and committee membership;
- establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;
- identifying individuals qualified to become board members;
- recommending to the board the persons to be nominated for election as directors and to each of the board's committees;
- developing and recommending to the board a code of business conduct and ethics and a set of corporate governance guidelines;
- overseeing the evaluation of the board, its committees and management;
- review related party transactions and proposed waivers of our code of conduct;
- review and discuss public disclosures related to the board's leadership structure and its role in risk oversight;
- review developments in corporate governance practices; and
- evaluate the adequacy of, and make recommendations with respect to, our corporate governance practices and reporting.

The nominating and corporate governance committee met five times during 2012. The nominating and corporate governance committee operates pursuant to the nominating and corporate governance committee charter, which has been posted on our website at http://www.imperva.com/company/investors_corporate-governance.html.

The nominating and corporate governance committee will consider nominees recommended by stockholders for election as directors. If a stockholder would like to recommend a director candidate for the next annual meeting, the stockholder must deliver the recommendation in writing to the Corporate Secretary, Imperva, Inc., 3400 Bridge Parkway, Suite 200, Redwood Shores, California 94065. The recommendation must be submitted not less than 75 days nor more than 105 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders. Evaluations of candidates generally involve a review of background materials, internal discussions and interviews with selected identified candidates as appropriate. Candidates for the board of directors are generally selected based on desired skills and experience in the context of the existing composition of the board and needs of the board and its committees at that time, including the requirements of applicable SEC and New York Stock Exchange rules. The nominating and corporate governance committee does not assign specific weights to particular criteria, and no particular criterion is necessarily applicable to all candidates, and will choose candidates to recommend for nomination based on the specific needs of the board and Imperva at that time. Although the nominating and corporate governance committee does not have a specific policy on diversity, in its consideration of the specific needs of the board and Imperva, the committee considers diverse backgrounds so that the board composition reflects a broad spectrum of experience and expertise. The nominating and corporate governance committee retained Schweichler Price Mullarkey & Barry to assist in identifying and initially screening board member candidates, including Mr. Tolonen. Final approval of nominees to be presented for election is determined by the full board.

The nominating and corporate governance committee recommended to the board that Ms. Gouw and Messrs. Slootman and Strohm be nominated to serve as Class II directors.

Compensation Committee Interlocks and Insider Participation

During 2012, our compensation committee consisted of Messrs. Slootman and Chandna and Ms. Gouw. None of them has at any time in the last year or previously been one of our officers or employees and none has had any relationships with our company of the type that is required to be disclosed under Item 404 of Regulation S-K. Mr. Kramer, our President and Chief Executive Officer, serves as a member of the board of directors of Trusteer, Inc., and Mr. Boodaei, the Chief Executive Officer of Trusteer, Inc. served on our board of directors until January 2013. Except as disclosed in the preceding sentence, none of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during 2012.

Communications with Directors

Any third party, including any stockholder, may communicate with the board by sending written correspondence to: Board of Directors, c/o Corporate Secretary, Imperva, Inc., 3400 Bridge Parkway, Suite 200, Redwood Shores, California 94065. Communications are distributed to the board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication. The board has instructed the Corporate Secretary to review all correspondence and to determine, in his or her discretion, whether matters submitted are appropriate for board consideration. In particular, the board has directed that communications such as product or commercial inquiries or complaints, resume and other job inquiries, surveys and general business solicitations or advertisements should not be forwarded to the board. In addition, material that is unduly hostile, threatening, illegal, patently offensive or similarly inappropriate or unsuitable will be excluded, with the provision that any communication that is filtered out must be made available to any non-management director upon request. The Corporate Secretary may forward certain communications elsewhere in the company for review and possible response.

Director Attendance of Annual Meetings

We encourage directors to attend our annual meetings of stockholders but do not require attendance. Last year, three directors attended our 2012 annual meeting of stockholders.

Director Compensation

The compensation committee evaluates the appropriate level and form of compensation for non-employee directors and recommends changes to the board when appropriate. The board has adopted the following policies with respect to the compensation of non-employee directors:

Each non-employee director receives a $30,000 annual retainer as consideration for services on our board of directors. The non-employee chairman of the board of directors, if any, receives an additional $20,000 annual retainer. The chair of the audit committee receives an additional $14,000 annual retainer and the other members of the audit committee each receives an additional $7,000 annual retainer. The chair of the compensation committee receives an additional $8,000 annual retainer and the other members of the compensation committee each receives an additional $4,000 annual retainer. The chair of the nominating and corporate governance committee receives an additional $5,000 annual retainer and the other members of the nominating and corporate governance committee each receives an additional $2,500 annual retainer. All cash compensation to directors is paid in quarterly installments upon continuing service.

In addition, each non-employee director is eligible to receive an annual stock option grant (on or around the date of our annual stockholders' meeting) with a Black-Scholes value of $100,000 based on the date of grant, which option shall vest after one year. Further, each new non-employee director receives (1) a stock option grant when such director initially joins our board of directors with a Black-Scholes value of $100,000 based on the date of grant, and (2) restricted stock units with a number of shares equal to $100,000 divided by the closing price of the company's common stock on the New York Stock Exchange on the date of grant, in each case vesting over three years in equal annual installments.

Director Compensation Table

The following table provides information for our year ended December 31, 2012 regarding all plan and non-plan compensation awarded to, earned by or paid to each person who served as a non-employee director in 2012. Other than as set forth in the table and the narrative that follows it, in 2012 we did not pay any fees to or reimburse any expenses of our non-employee directors, made any equity or non-equity awards to non-employee directors or paid any other compensation to non-employee directors. All compensation that we paid to Mr. Kramer, our only employee director, is set forth in the tables summarizing executive officer compensation below. No compensation was paid to Mr. Kramer in his capacity as a director.

Name	Fees Earned or Paid in Cash[1]	Equity Awards[2]	Total
Michael Boodaei[3]	$ 30,000	$ 99,883	$ 129,883
Asheem Chandna	$ 34,000	$ 99,883	$ 133,883
Steven Krausz	$ 39,500	$ 99,883	$ 139,383
Albert A. Pimentel	$ 44,000	$ 99,883	$ 143,883
Theresia Gouw	$ 39,000	$ 99,883	$ 138,883
Frank Slootman	$ 38,000	$ 99,883	$ 137,883
David N. Strohm	$ 37,000	$ 99,883	$ 136,883
James Tolonen[4]	$ 16,690	$197,876	$ 214,566

[1] These amounts reflect quarterly retainer fees in 2012 for board and committee service.

[2] Amounts shown in this column do not reflect dollar amounts actually received by the non-employee director. Instead, these amounts reflect the aggregate full grant date fair value calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Compensation–Stock Compensation*, (formerly SFAS 123R), or ASC 718, for awards granted during 2012. See Note 10 of the Notes to our Consolidated Financial Statements in our annual report on Form 10-K for 2012 for a discussion of all assumptions made in determining the grant date fair values.

[3] Mr. Boodaei resigned from the board of directors in January 2013.

[4] Mr. Tolonen joined the board of directors in July 2012, and his quarterly retainer fees were prorated from the commencement of his service as a director.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 of the Securities Exchange Act of 1934, or the Exchange Act, requires our directors and executive officers, and persons who own more than 10% of our common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Such persons are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms furnished to us and written representations from these officers and directors, we believe that all Section 16(a) filing requirements were met during 2012.

Executive Officers

Our executive officers as of April 1, 2013, and their positions, and their respective ages on that date, are:

Name	Age	Position
Shlomo Kramer	47	President, Chief Executive Officer and Director
Terrence J. Schmid	49	Chief Financial Officer and Treasurer
Amichai Shulman	43	Chief Technology Officer
Jason Forget	39	Senior Vice President, Worldwide Business Operations
Mark E. Kraynak	39	Senior Vice President, Worldwide Marketing
Trâm T. Phi	42	Senior Vice President, General Counsel and Secretary
Ralph Pisani	42	Senior Vice President, Worldwide Sales
Yaniv Shaya	42	Senior Vice President, Engineering
Paula Ewanich	52	Vice President, Human Resources

Our executive officers serve at the discretion of the board of directors, subject to rights, if any, under contracts of employment. See "Executive Compensation— Employment, Severance and Change of Control Arrangements." Biographical information for Mr. Kramer is provided above. See "—Information Regarding Our Nominees and Directors."

Terrence J. Schmid has served as our Chief Financial Officer and Treasurer since November 2010. Prior to that, from April 2009 to November 2010, Mr. Schmid was the Chief Financial Officer for Coremetrics, Inc. (acquired by IBM), a provider of marketing optimization software. From November 2006 to April 2009, Mr. Schmid was the Executive Vice President and Chief Financial Officer for Enterasys Networks, Inc., a provider of wired and wireless infrastructure and security solutions. Mr. Schmid holds a B.A. in economics from the University of San Francisco and an M.B.A. from Duke University.

Amichai Shulman is our co-founder and has served as the Chief Technology Officer of Imperva Ltd., our Israeli subsidiary, since May 2002. Mr. Shulman has also served as our Secretary from May 2002 to October 2010. Prior to founding Imperva, from 2000 to 2002, Mr. Shulman was a founder and Chief Technology Officer of eDvice Security Services Ltd., an application and database security consulting group. Mr. Shulman holds a B.Sc. and an M.S. in computer science from Technion, Israel Institute of Technology where he currently serves as an adjunct faculty member in the Computer Science department.

Jason Forget has served as our Senior Vice President, Business Operations since July 2012. Prior to that, he served as our Vice President, Business Operations from July 2010 to July 2012; Vice President, Field Operations from January 2010 to July 2010; our Vice President, Corporate Sales from January 2009 to January 2010; our Senior Director, Sales Operations from January 2008 to January 2009; and our Director, Sales Operations from May 2006 to January 2008. Mr. Forget holds a B.S. in finance and marketing from Northeastern University and an M.B.A. from Bentley College.

Mark E. Kraynak has served as our Senior Vice President, Worldwide Marketing since July 2012. Prior to that, he served as our Vice President, Worldwide Marketing from December 2008 to July 2012; Senior Director, Strategic Marketing from July 2007 to December 2008; Director, Product Marketing from September 2004 to July 2007 and Senior Product Marketing Manager from June 2004 to September 2004. Mr. Kraynak has also served as a director of our subsidiary, Incapsula, Inc., since November 2009. Mr. Kraynak holds a B.Sc. in electrical engineering and a B.A. in English from Duke University and an M.F.A. in Literature from American University.

Trâm T. Phi has served as our Senior Vice President, General Counsel and Secretary since February 2012. From August 2011 to February 2012, she served as our Vice President, General Counsel and Secretary. Ms. Phi served as Vice President, General Counsel and Secretary of ArcSight, Inc., a provider of enterprise threat and risk management solutions, from January 2006 to August 2011. From September 2002 to May 2005, Ms. Phi served in various positions at InVision Technologies, Inc., a manufacturer of explosives detection systems, most recently as

Senior Vice President and General Counsel, including following the acquisition of InVision by General Electric Company in December 2004. Ms. Phi holds a B.A. in political science from San Jose State University and a J.D. from the University of California, Berkeley, School of Law (Boalt Hall).

Ralph Pisani has served as our Senior Vice President, Worldwide Sales since July 2012. Prior to that, he served as our Vice President, Worldwide Sales from July 2010 to July 2012; Vice President, Americas Sales from January 2009 to July 2010; and as our Vice President, North American East Sales from February 2008 to January 2009. From August 2006 to February 2008, Mr. Pisani was the Vice President, OEM Sales for Secure Computing Corporation (acquired by McAfee, Inc.), a provider of computer security appliances. From December 2003 to August 2006, Mr. Pisani served as the Vice President of Channel and Business Development and then as Vice President of Sales, East Region for CipherTrust, Inc., an email security company (acquired by Secure Computing Corporation). Mr. Pisani holds a B.A. in business from Bentley College.

Yaniv Shaya has served as the Senior Vice President, Engineering of Imperva, Ltd., our Israeli subsidiary, since July 2012. From August 2009 to July 2012, he served as the Vice President, Engineering of Imperva, Ltd. Prior to that, from April 2005 to August 2009, Mr. Shaya was a Director of Research and Development for Mercury Interactive Corp. (acquired by Hewlett-Packard Company), an IT management software and services company. Mr. Shaya holds a B.Sc. in electrical engineering from Technion, Israel Institute of Technology and an M.B.A. from Tel Aviv University.

Paula Ewanich has served as our Vice President of Human Resources since April 2012. Ms. Ewanich served as Vice President, Human Resources of NetLogic Microsystems, Inc., a fabless semiconductor company, from June 2009 until its acquisition by Broadcom Corporation, a manufacturer of semiconductor solutions for wired and wireless communications, in September 2011, and she remained with Broadcom as Director of Human Resources until April 2012. Ms. Ewanich served as Vice President, Human Resources of RMI Corporation, a manufacturer of semiconductors for wireless products, from May 2008 until its acquisition by NetLogic in June 2009. She served as Vice President of Human Resources at Genesis Microchip, a semiconductor company, from November 2007 until its acquisition by ST Microelectronics, a semiconductor company, in late 2007, and then remained with ST Microelectronics as Vice President of Human Resources until May 2008. Ms. Ewanich holds a BS in Business Administration from San Jose State University.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of compensation arrangements of our named executive officers should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. The actual amount and form of compensation and the compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

This section discusses the principles underlying our executive compensation policies and decisions and the most important factors relevant to an analysis of these policies and decisions. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by the following executive officers and places in perspective the data presented in the tables and narrative that follow:

- Shlomo Kramer, our President and Chief Executive Officer;
- Terrence J. Schmid, our Chief Financial Officer and Treasurer;
- Amichai Shulman, our Chief Technology Officer;
- Jason Forget, our Senior Vice President, Worldwide Business Operations; and
- Mark Kraynak, Senior Vice President, Worldwide Marketing.

We refer to these executive officers collectively in this Compensation Discussion and Analysis and the related compensation tables as the "named executive officers."

Compensation Philosophy and Objectives

Our compensation program for our named executive officers is designed to attract, as needed, individuals with the skills necessary for us to achieve our business plan, to motivate those individuals, to reward those individuals fairly over time, and to retain those individuals who continue to perform at or above the levels that we expect. It is also designed to link rewards to measurable corporate and individual performance. We believe that the most effective executive compensation program is one that is designed to reward the achievement of specific annual, long-term and strategic goals, and which aligns executives' interests with those of the stockholders by rewarding performance of established goals, with the ultimate objective of improving stockholder value. A portion of the compensation should be at risk, provided such risk does not lead to excessive risk taking by the named executive officers and should vary based on our financial and operating performance as well as the named executive officers' level of responsibility. We evaluate compensation to ensure that we maintain our ability to attract and retain talented employees in key positions and that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of our peer companies. To that end, we believe executive compensation packages provided by us to our executive officers should include both cash and stock-based compensation that reward performance as measured against established goals.

We work within the framework of our pay-for-performance philosophy to determine each component of an executive's compensation package based on numerous factors, including:

- the individual's particular background and circumstances, including training and prior relevant work experience, as well as historical compensation;
- the individual's role with us and the compensation paid to similar persons in the companies represented in the compensation data that we review;
- the individual's performance and the performance of our business;
- the demand for individuals with the individual's specific expertise and experience at the time of hire and the retention risk for the individual; and
- performance goals and other expectations for the position.

Role of Executive Officers in Compensation Decisions

The compensation of our named executive officers is determined by our compensation committee. Our CEO typically provides annual recommendations to the compensation committee and discusses with the compensation committee the compensation and performance of all executive officers, other than himself, during the first quarter. Our CEO bases his recommendations in part upon his review of the performance of our executive officers. Our compensation committee may exercise its discretion in modifying any recommended compensation adjustments or awards to executives. In addition, compensation committee meetings typically have included, for all or a portion of each meeting, not only the committee members and our CEO, but also Terrence Schmid, our CFO, and Trâm Phi, our Senior Vice President and General Counsel.

Components of Executive Compensation

Our executive officers' compensation has had three primary components — base compensation or salary, initial equity awards and cash bonuses and equity awards under a performance-based bonus plan. We fix executive officer base compensation at a level we believe enables us to hire and retain individuals in a competitive environment and to reward satisfactory individual performance and a satisfactory level of contribution to our overall business goals. We also take into account the base compensation that is payable by public companies with which we believe we generally compete for executives. To this end, we review executive survey data and compensation data of peer companies annually when we review executive compensation. We utilize salary as the base amount necessary to match our competitors for executive talent. We designed our executive bonus plan to focus our management on achieving key corporate financial objectives, to motivate desired individual behaviors and to reward substantial achievement of these company financial objectives and individual goals. We utilize cash bonuses under our bonus plan to reward performance achievements with a time horizon of one year or less, and similarly, we utilize equity grants under our bonus plan to provide additional long-term rewards for short term performance achievements to encourage similar performance over a longer term. We utilize initial and refresh stock options and restricted stock units to reward long-term performance, with strong corporate performance and extended officer tenure producing potentially significant value for the officer.

We view these components of compensation as related but distinct. Although our compensation committee does review total compensation, we do not believe that significant compensation derived from one component of compensation should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on competitive benchmarking consistent with our recruiting and retention goals, our view of internal equity and consistency and other considerations we deem relevant, such as rewarding extraordinary performance. We believe that, as is common in the technology sector, equity awards are a significant compensation-related motivator in attracting and retaining employees.

Our compensation committee's current intent is to perform at least once annually a strategic review of our executive officers' compensation levels to determine whether they provide adequate incentives and motivation to our executive officers and whether they adequately compensate our executive officers relative to comparable officers in other companies with which we compete for executives.

In early 2011 in connection with the preparation for our initial public offering, our compensation committee initially retained Compensia, a compensation consulting company, to help evaluate our compensation philosophy and provide guidance in administering our compensation program in the future. Compensia provides us with market data on a peer group of companies in the technology sector, as well as advice in the review of compensation. In November 2011, our compensation committee specifically retained Compensia to provide such data and advice in connection with the completion of 2011 and review of compensation for 2012. The information provided by Compensia is benchmarked against the compensation we offer to ensure that our compensation program is competitive. Our compensation committee plans to retain a consultant to provide similar information and advice in future years for consideration in establishing annual salary increases and additional equity grants, and in structuring our executive bonus program. We do not believe the retention of, and the work performed by, Compensia creates any conflict of interest.

Base Compensation

We seek to provide each member of our senior management with a base salary that is appropriate for his roles and responsibilities, and that provides him with a level of income stability. Our compensation committee generally consults benchmark data to better inform its determination of the key elements of our compensation program in order to develop a compensation program that it believes will enable us to compete effectively for new employees and retain existing employees. In general, this benchmark data consists of compensation information from both broad-based third-party compensation surveys and peer groups. The compensation data consisted of salaries and other compensation paid by companies in these peer groups to executives in positions comparable to those held by our executive officers. Because publicly-filed compensation data is limited to the CEO, CFO and three to five most highly paid executive officers, the peer group comparisons for our named executive officers are limited to Messrs. Kramer and Schmid. While we compete for executive talent to some degree with companies that have revenues significantly in excess of those represented in the surveys and peer groups, we believe that the companies represented in the surveys and peer groups similarly compete with such larger companies and hence are an appropriate comparison for our employment market. Our compensation committee realizes that using benchmark data may not always be appropriate, but believes that it is the best alternative at this point in the life cycle of our company. In addition to benchmarking studies, our compensation committee has historically taken into account input from other sources, including input from the members of the compensation committee and publicly available data relating to the compensation practices and policies of other companies within and outside of our industry.

For the review of compensation in connection with the completion of 2011 and determination of base and target bonus compensation for 2012, our compensation committee utilized data from Compensia based on its proprietary high-tech industry executive compensation survey, the Zviran Salary Survey for Israel-based Executives and a single peer group of companies that reflect our industry, size and growth. The Compensia survey included companies nationally with revenues from $50 million to $200 million and the Zviran survey included cash compensation for public companies, across all size ranges. The peer group, which was selected based on the recommendations of Compensia after it consulted with the chairman of our compensation committee and Mr. Schmid, includes Accelrys, Actuate, Bottomline Technologies, Broadsoft, DemandTec, FalconStor Software, Guidance Software, Keynote Systems, Limelight Networks, NIC, OPNET Technologies, PROS Holdings, SolarWinds, Sourcefire, Synchronoss Technologies and VASCO Data Security. Compensia initially proposed the makeup of the peer group based on the public company peer group utilized in the prior year, replacing six companies as their industry or financials were significantly outside of our criteria of systems infrastructure companies with revenues from $50 million to $200 million, and adding four companies. We believe that collectively the peer groups used in 2011 were at the time representative of companies in our size range and industry that were a fair representation of the employment market in which we compete.

Our compensation committee typically targets named executive officers' salaries at a level that was near the median of salaries of executives with similar roles at comparable companies. Our compensation committee believes that the median for base salaries is the minimum cash compensation level that would allow us to attract and retain talented officers. Our compensation committee's choice of the foregoing salary target to apply to the data in the compensation surveys reflected consideration of our stockholders' interests in paying what was necessary, but not significantly more than necessary, to achieve our corporate goals, while conserving cash as much as practicable. We believe that, given the industry in which we operate and the corporate culture that we have created, base compensation at this level is generally sufficient to retain our existing executive officers and to hire new executive officers when and as required. The following table shows such percentage of median salary target for each of our named executive officers.

Name and Title	Base Salary as a Percentage of Median
Shlomo Kramer, President and Chief Executive Officer	63%
Terrence J. Schmid, Chief Financial Officer and Treasurer	87%
Amichai Shulman, Chief Technology Officer	94%
Jason Forget, Senior Vice President, Worldwide Business Operations	113%
Mark Kraynak, Senior Vice President, Worldwide Marketing	103%

As reflected in the table, the base salary for Messrs. Kramer and Schmid was significantly below the median, largely as a result of their historically low base salary compensation carrying forward from the period when we were a private company, management and the compensation committee's consideration of the total compensation for these executive officers and the belief of Mr. Kramer and the compensation committee that any movement toward the median for base salary should be gradual. Mr. Forget's base salary in excess of the median reflects his role within Imperva.

We annually review our base salaries, and may adjust them from time to time based on market trends, including review of benchmark information, as well as the recognition that compensation levels are typically reviewed annually and survey information may not fully reflect changes in salary levels over time or particular acute geographic or market circumstances. We also review the applicable executive officer's responsibilities, performance and experience. We do not provide formulaic base salary increases to our executive officers. If necessary, we also realign base salaries with market levels for the same positions in companies of similar size to us represented in the compensation data we review, if we identify significant market changes in our data analysis. Additionally, we adjust base salaries as warranted throughout the year for promotions or other changes in the scope or breadth of an executive's role or responsibilities.

Cash Bonuses under Our Bonus Plan

Our cash bonus incentive plan rewards our named executive officers for meeting and exceeding short-term goals, principally relating to the achievement of performance goals set by the compensation committee after consultation with our management and the board of directors. Under our bonus plan for 2012, we pay bonuses quarterly in order to reward achievement of our operating results targets from quarter to quarter, and also have an annual bonus component to provide incentive for achievement of our annual operating results targets. The compensation committee chose revenues, operating expenses and operating income as the financial metrics for bonuses because it believed that we should reward revenue growth, but only if that revenue growth is achieved cost effectively. Likewise, it believed a "profitable company" with little or no growth was not acceptable. Thus, the compensation committee considered the chosen metrics to be the best indicators of financial success and stockholder value creation. Payments of cash bonuses are contingent upon continued employment through the actual date of payment.

We base quarterly bonuses for named executive officers other than our CEO on three components — revenues, operating expenses and individual contributions relative to individual performance objectives as determined by our CEO. The individual performance objectives are determined by our CEO and might include such objectives as budgeting and cost controls, hiring and personnel development, strategic thinking and management. Our annual bonus component for 2012 was based on the achievement of targeted revenue and operating income goals.

We base bonuses for our CEO on revenues, operating expenses and operating income. Our compensation committee believes that our CEO's responsibility is the overall performance of Imperva as a company, with emphasis on achievement of targeted revenues and operating income. Consequently, while the independent directors have established separate individual performance objectives for Mr. Kramer related to accomplishment of strategic objectives and executive officer succession planning, the compensation committee currently utilizes those only as a factor when evaluating potential changes in Mr. Kramer's base compensation and potential discretionary equity awards under the bonus plan, and not for determining his quarterly or annual bonus.

Under our bonus plan for 2012, each named executive officer other than Mr. Forget is eligible to receive a quarterly bonus equal to the sum of the Quarterly Revenues Bonus, the Quarterly Operating Expenses Bonus and, with respect to each eligible named executive officer other than Mr. Kramer, the Quarterly MBO Bonus, each as defined below. For Mr. Kramer, the 2012 Bonus Plan weights Imperva's quarterly revenues performance and Imperva's quarterly operating expense performance equally with respect to the total bonus amount payable to him in each quarter. For each eligible named executive officer other than Mr. Kramer, the bonus plan for 2012 weights Imperva's quarterly revenues performance, Imperva's quarterly operating expense performance and the individual's management objectives performance 35%, 35% and 30%, respectively, of the total bonus amount payable to such named executive officer in each quarter. The maximum quarterly bonus amount for each eligible named executive officer is set forth in the table below:

Named Executive Officer	**Quarterly Bonus Amount**
Shlomo Kramer	$62,500
Terrence Schmid	$15,625
Amichai Shulman	$6,466
Mark Kraynak	$15,000

The "Quarterly Revenues Bonus" for (a) Mr. Kramer is equal to the Quarterly Bonus Amount specified in the table above, multiplied by 50%, multiplied by the Quarterly Revenues Bonus Percentage, and (b) Imperva's other eligible named executive officers is equal to the Quarterly Bonus Amount specified in the table above, multiplied by 35%, multiplied by the Quarterly Revenues Bonus Percentage, in each case determined as follows:

Quarterly Revenues Bonus Percentage	**Percentage Achievement Relative to Quarterly Revenue Target (in accordance with the Company's internal operating plan)**
100%	≥ 100%
80%	≥ 99% and < 100%
60%	≥ 98% and < 99%
40%	≥ 97% and < 98%
20%	≥ 96% and < 97%
0%	< 96%

The "Quarterly Operating Expenses Bonus" for (a) Mr. Kramer is equal to the Quarterly Bonus Amount specified in the table above, multiplied by 50%, multiplied by the Quarterly Operating Expenses Bonus Percentage, and (b) Imperva's other eligible named executive officers is equal to the Quarterly Bonus Amount specified in the first table above, multiplied by 35%, multiplied by the Quarterly Operating Expenses Bonus Percentage, in each case determined as follows:

Quarterly Operating Expenses Bonus Percentage	**Percentage of Expenses Relative to Quarterly Operating Expenses Target (in accordance with the Company's internal operating plan)**
100%	≤ 100%
80%	> 100% and < 101%
60%	≥ 101% and < 102%
40%	≥ 102% and < 103%
20%	≥ 103% and ≤ 104%
0%	> 104%

The "Quarterly MBO Bonus" for the company's eligible named executive officers other than Mr. Kramer is equal to the Quarterly Bonus Amount specified in the first table above, multiplied by 30% multiplied by the percentage of completion of the individual performance of such named executive officer against his management objectives for the quarter.

No cash bonus (neither a Quarterly Revenues Bonus, a Quarterly Operating Expenses Bonus nor a Quarterly MBO Bonus) will be payable under the cash bonus plan in any quarter to any named executive officer if (a) Imperva does not achieve at least 96% of its quarterly revenues target or (b) quarterly operating expenses are more than 104% of the quarterly operating expenses target.

Further, to the extent that either the Quarterly Revenues Bonus Percentage or the Quarterly Operating Expenses Bonus Percentage as determined in accordance with the paragraphs above is less than 100%, then both the Quarterly Revenues Bonus and the Quarterly Operating Expenses Bonus will be paid as if each such percentage was achieved and paid at the lower of the two percentages.

In addition, under our bonus plan for 2012, each named executive officer is eligible to receive a supplemental annual cash bonus in the event we overachieve our annual revenues target and annual operating income target. The amount of the pool for the supplemental cash bonus (the "Aggregate Supplemental Bonus Amount") will equal:

- for each full percent above the annual revenues target at the 100% level, 3.5% of the excess amount above such annual revenues target; plus
- for each full percent above the annual operating income target at the 100% level, 3.5% of the excess amount above such annual operating income target.

In the event that we meet only the annual revenues target but not the annual operating income target, or vice versa, then the Aggregate Supplemental Bonus Amount, if any, will be determined based on the level at which both the revenues target and operating income target have been met.

Named Executive Officer	Supplemental Bonus %
Shlomo Kramer	15.88%
Terrence Schmid	15.30%
Amichai Shulman	6.59%
Jason Forget	9.18%
Mark Kraynak	14.68%

No supplemental annual cash bonus is payable to any eligible named executive officer if (a) the Quarterly Revenues Bonus or the Quarterly Operating Expenses Bonus is not payable in any quarter, or (b) with respect to each eligible named executive officer other than the company's President and Chief Executive Officer, such eligible named executive officer does not achieve at least 85% of his quarterly management objectives in any quarter.

Based on our actual financial performance in 2012, we paid the following quarterly bonuses:

- In the first quarter of 2012, we achieved 98% of our revenue target of $21.96 million and had operating expenses of 101% of our operating expense target of $ 18.82 million. For the first quarter of 2012, Mr. Schmid's MBO bonus was based solely on achievement of our revenue target and operating expenses target. In addition, each of Messrs. Shulman and Kraynak achieved his MBO Bonus at 88% and 88%, respectively. As a result, we paid Messrs. Kramer, Schmid, Shulman and Kraynak $25,000, $6,250, $3,494 and $8,250, respectively.
- In the second quarter of 2012, we achieved 97% of our revenue target of $25.14 million and had operating expenses of 99% of our operating expense target of $19.45 million. In addition, each of Messrs. Schmid, Shulman and Kraynak achieved his MBO Bonus at 100%, 82% and 83%, respectively, respectively. As a result, we paid Messrs. Kramer, Schmid, Shulman and Kraynak $25,000, $9,063, $3,429 and $7,950, respectively.
- In the third quarter of 2012, we achieved 98.5% of our revenue target of $26.65 million and had operating expenses of 101.56% of our operating expense target of $19.90 million. In addition, each of Messrs. Schmid,

Shulman and Kraynak achieved his MBO Bonus at 100%, 68% and 97%, respectively. As a result, we paid Messrs. Kramer, Schmid, Shulman and Kraynak $37,500, $11,250, $4,012 and $10,650, respectively.

- In the fourth quarter of 2012, we achieved 96.15% of our revenue target of $31.46 million and had operating expenses of 103.25% of our operating expense target of $22.25 million. In addition, each of Messrs. Schmid, Shulman and Kraynak achieved his MBO Bonus at 33%, 76% and 89%, respectively. As a result, we paid Messrs. Kramer, Schmid, Shulman and Kraynak $12,500, $3,750, $2,175 and $6,150, respectively.

On an annual basis, we achieved revenues of $103.4 million and operating income of $1.8 million against targets of $106.5 million and $6.0 million, respectively. Because we did not achieve our annual financial targets, no bonus was payable under the supplemental annual bonus component of our bonus plan for 2012.

Under the sales compensation plan for 2012 with Mr. Forget, 50% of his cash bonus opportunity of $75,000 is based on achieving a customer bookings target, and 50% is based on his individual management objectives. With respect to Mr. Forget's individual management objectives, 35% is based on achievement of the revenue and operating expenses targets described above for Messrs. Kramer, Schmid, Shulman and Kraynak. For achievement of up to 100% of his customer bookings target, Mr. Forget receives commissions of 0.03% of customer bookings, for achievement between 100% and 110% of target, Mr. Forget receives commissions of 0.04% of customer bookings and for achievement greater than 110% of target, Mr. Forget receives commissions of 0.06% of customer bookings.

Based on our actual financial performance in 2012, we paid Mr. Forget the following quarterly bonuses (which includes the quarterly commissions to which he was entitled under his plan):

- In the first quarter of 2012, Mr. Forget achieved 94% of his bookings target of $23.5 million. As a result, Mr. Forget received commissions of $6,466. In addition, Mr. Forget achieved 79% of his individual management objectives and, as a result, we paid Mr. Forget $7,406.

- In the second quarter of 2012, Mr. Forget achieved 93% of his bookings target of $28.5 million. As a result, Mr. Forget received commissions of $6,699. In addition, Mr. Forget achieved 79% of his individual management objectives and, as a result, we paid Mr. Forget $7,406.

- In the third quarter of 2012, Mr. Forget achieved 90% of his bookings target of $32.7 million. As a result, Mr. Forget received commissions of $8,129. In addition, Mr. Forget achieved 80% of his individual management objectives and, as a result, we paid Mr. Forget $7,500.

- In the fourth quarter of 2012, Mr. Forget achieved 91% of his bookings target of $45.0 million. As a result, Mr. Forget received commissions of $11,610. In addition, Mr. Forget achieved 72% of his individual management objectives and, as a result, we paid Mr. Forget $6,750.

The target level bonus for the named executive officers is significantly below the median for executives with similar roles at comparable companies according to the survey and peer group data described above. The "target" and "maximum" bonus amounts that could be earned by each named executive officer in 2012 are reflected in the "2012 Grants of Plan-Based Awards" table in "Executive Compensation." The following table shows such percentage of median target level bonus for each of our named executive officers:

Name and Title	Target Level Bonus as a Percentage of Median
Shlomo Kramer, President and Chief Executive Officer	80%
Terrence J. Schmid, Chief Financial Officer and Treasurer	50%
Amichai Shulman, Chief Technology Officer	30%
Jason Forget, Senior Vice President Worldwide Business Operations	30%
Mark Kraynak, Senior Vice President Worldwide Marketing	40%

As reflected in the table, the target level bonus for our named executive officers was significantly below the median, largely as a result of the historically low target level bonuses carrying forward from the period when we were a private company, management and the compensation committee's consideration of the total compensation for these executive officers and the belief of Mr. Kramer and the compensation committee that any movement toward the median for target level bonus should be gradual.

Our annual cash bonuses, as opposed to our equity grants, are designed to more immediately reward our executive officers for their performance during the most recent fiscal year. We believe that the immediacy of these cash bonuses, in contrast to our equity grants which vest over a period of time, provides a significant incentive to our executives towards achieving their respective individual objectives, and thus our company-level objectives. Thus, we believe our cash bonuses are an important motivating factor for our named executive officers, in addition to being a significant factor in attracting and retaining our named executive officers.

Equity Compensation

The goal of our long-term, equity-based incentive awards is to provide each named executive officer with an incentive to manage our company from the perspective of an owner with an equity stake in the business. Due to the stage of our business and our evolving industry, we believe that equity awards, principally stock options and restricted stock units, or RSUs, will incentivize our executive officers to achieve long-term performance because they provide greater opportunities for our executive officers to benefit from any future successes in our business. In addition, our compensation committee also believes that having a meaningful equity ownership in our company assists us in retaining our key employees. Consistent with this view, our compensation committee, which has authority to make equity-based awards to executive officers, chose to make equity grants based on input from members of the compensation committee, drawing on their experience as directors and executives at other companies within and outside of our industry and based on consideration of benchmarking information provided by Compensia, as well as recommendations from our CEO.

Each named executive officer is initially provided with an equity grant when they join our company based upon their position with us and their relevant prior experience. These initial grants generally vest over four years and no shares vest before the one year anniversary of the equity grant. We spread the vesting of our equity grants over four years to compensate executives for their contribution over a period of time. Our compensation committee has discretion to make equity grants to executive officers and other employees from time to time separate from the equity awards under our bonus plan described below, generally in light of changes in the applicable executive officer's responsibilities, performance and experience or material changes for comparable executives as reflected in benchmark data and not reflected in the refresh grants we award under our bonus plan. For example, in July 2012 our compensation committee approved options to purchase 20,000 shares and 20,000 restricted stock units to each of Messrs. Forget and Kraynak in connection to their promotions to Senior Vice President, Worldwide Business Operations and Senior Vice President, Worldwide Marketing, respectively.

The value of the shares subject to the 2012 equity grants to named executive officers are reflected in the "Summary Compensation Table" table and further information about these grants is reflected in the "2012 Grants of Plan-Based Awards" table below, each in the "Executive Compensation" section.

Equity grants to named executive officers are made pursuant to our 2011 Stock Option and Incentive Plan which permits our compensation committee flexibility in making a wide variety of equity awards. Participation in the 2011 Employee Stock Purchase Plan is also available to all executive officers on the same basis as our other employees. However, any executive officers who are 5% stockholders, or would become 5% stockholders as a result of their participation in our 2011 Employee Stock Purchase Plan, are ineligible to participate in our 2011 Employee Stock Purchase Plan.

Equity Bonuses under Our Bonus Plan

Our compensation committee believes that granting additional stock options on an annual basis to existing named executive officers provides an important incentive to retain executives and rewards them for short-term company performance while also creating long-term incentives to sustain that performance. Under our bonus plan for 2012, based on the recommendation of our CEO, the compensation committee approved a pool of 210,000 shares of common stock to be granted during the first quarter of 2013 to our executive officers, other than our CEO, on the achievement of the targeted financial goals and individual performance objectives, for the reasons described above for cash bonuses. The annual grants to our executive officers are determined by our compensation committee after input from and consultation with our CEO. Our compensation committee may exercise its discretion in modifying any recommended adjustments or awards to executives. Following Mr. Kramer's recommendations to our compensation committee regarding the awards made to our executive officers, our compensation committee ultimately determined and approved the specific equity awards. In addition, our compensation committee determined the amount of Mr. Kramer's grant based on the level of our achievement of the targeted revenue and operating expense goals and its evaluation of Mr. Kramer's contribution toward that achievement.

When making the recommendation and determining the amounts of the awards, consideration was given to the individual performance and median equity compensation of executives with similar roles at comparable companies according to the survey and peer group data described above. See footnote (2) to the "2012 Grants of Plan-Based Awards" table in the "Executive Compensation" section below for the specific amounts of these grants for our named executive officers. Equity grants made pursuant to the bonus plan vest over four years and no shares vest before the first day of the succeeding year (the year following the year in which the equity awards were actually granted). In addition to the annual awards pursuant to our bonus plan, grants of stock options may be made to executive officers following a significant change in job responsibility or in recognition of a significant achievement. The "shares underlying," "exercise price" and "grant date fair value" of option awards made to each named executive officer in 2012 are also reflected in the "2012 Grants of Plan-Based Awards" table below.

Severance and Change of Control Payments

In connection with the executive compensation review process conducted at the beginning of 2012 by our compensation committee, our compensation committee adopted a Change in Control Plan that provides for severance and accelerated vesting of all outstanding and unvested awards in the event of their termination of employment under specified circumstances following a change in control in order to harmonize the change of control provisions across all executive officers and to eliminate all single trigger acceleration provisions.

Our compensation committee determined to provide these severance and change of control arrangements in order to mitigate some of the risk that exists for executives working in a small, dynamic company, an environment where there is a meaningful likelihood that we may be acquired. These arrangements are intended to attract and retain qualified executives that have alternatives that may appear to them to be less risky absent these arrangements, and to mitigate a potential disincentive to consideration and execution of such an acquisition, particularly where the services of these executive officers may not be required by the acquirer. We also believe that entering into these arrangements will help these executive officers maintain continued focus and dedication to their responsibilities to help maximize stockholder value if there is a potential transaction that could involve a change in control of the company.

For quantification of and additional information regarding the Change in Control Plan, please see the discussion under, see "Executive Compensation—Potential Payments Upon Termination or Change in Control."

Welfare and Other Benefits

We have established a tax-qualified Section 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under this plan, employees may elect to defer a portion of their current compensation subject to certain statutory limits, and contribute to the plan. We currently do not match any contributions made by our employees, including executive officers. We intend for the plan to qualify under Section 401(a) of the Internal Revenue Code so that contributions by employees to the plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan.

In addition, we provide other benefits to our executive officers, including the named executive officers, on the same basis as all of our full-time employees. These benefits include medical, dental, and vision benefits, medical and dependent care flexible spending accounts, short-term and long-term disability insurance, accidental death and dismemberment insurance and basic life insurance coverage. These benefits are provided to our executive officers on the same general terms as to all of our full-time employees in the country in which they are resident.

We believe that our employee benefits programs are affordable and competitive in relation to the market based on our understanding of the markets in which we compete for talent. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

We do not provide perquisites to our executive officers, except in limited situations where we believe it is appropriate to assist an individual in the performance of his duties, to make our executive officers more efficient and effective, or for recruitment and retention purposes. Executive officers resident in Israel receive the customary benefits payable to Israeli employees, including managers' insurance, contributions to an advanced study fund, vacation and sick leave, recreation pay and use of an automobile.

As described above, our named executive officers also are entitled to participate in our 2011 Employee Stock Purchase Plan on the same basis as our other employees.

In the future, we may provide perquisites or other personal benefits in limited circumstances, such as where we believe it is appropriate to assist an individual executive officer in the performance of his or her duties, to make our executive officers more efficient and effective, or for recruitment, motivation, or retention purposes. All future practices with respect to perquisites or other personal benefits will be approved and subject to periodic review by the compensation committee.

Other Compensation Policies

Stock Ownership Guidelines

Other than the equity plans described in this section, we do not have any equity security ownership guidelines or requirements for our named executive officers (or board members) and we do not have any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation or among different forms of non-cash compensation. Other than Mr. Kramer, who has owned a substantial number of shares as a founder of Imperva, our equity compensation plans have provided the principal method for our executive officers to acquire equity or equity-linked interests in our company.

Compensation Recovery Policy

Currently, we have not implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to our executive officers and other employees where the payments were predicated upon the achievement of financial results that were subsequently the subject of a financial restatement or other adjustment in a manner that would reduce the size of the award or payment. Currently, under those circumstances, our board of directors or our compensation committee would evaluate whether adjustments or recoveries of awards were appropriate based upon the facts and circumstances surrounding the restatement or adjustment, including the terms of the relevant compensation plans. We intend to adopt a general compensation recovery ("clawback") policy covering our annual and long-term incentive award plans and arrangements once the SEC adopts final rules implementing the requirement of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Derivatives Trading and Hedging Policy

Currently, we have not implemented a policy regarding the trading of derivatives or the hedging of our equity securities by our employees, including the named executive officers, and directors.

Policy Regarding the Pricing and Timing of Equity Awards

All equity awards to our employees, including executive officers, and to our directors have been granted and reflected in our consolidated financial statements, based upon the applicable accounting guidance, at the closing price of our stock on the New York Stock Exchange on the date of grant. We have no program, plan or practice pertaining to the timing of stock option grants to executive officers relative to the timing of the release of material nonpublic information. We do not, as of yet, have any plans to implement such a program, plan or practice.

Tax and Accounting Considerations

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code (the "Code") generally disallows public companies a tax deduction for federal income tax purposes of remuneration in excess of $1 million paid to the chief executive officer and each of the three other most highly compensated executive officers (other than the chief financial officer) in any taxable year. Generally, remuneration in excess of $1 million may only be deducted if it is "performance-based compensation" within the meaning of the Code. In this regard, the compensation income realized upon the exercise of stock options granted under a stockholder-approved stock option plan generally will be deductible so long as the options are granted by a committee whose members are non-employee directors and certain other conditions are satisfied. On the other hand, annual cash bonuses will not be deductible unless paid on the basis of pre-established objective performance criteria, the satisfaction of which is certified after the end of the year and upon meeting certain other conditions.

We expect that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for the "performance-based compensation" exemption from the deductibility limit. As such, in approving the amount and form of compensation for our executive officers, we consider all elements of the cost to us of providing such compensation, including the potential impact of Section 162(m). In the future, the compensation committee may, in its judgment, authorize compensation payments that do not comply with an exemption from the deductibility limit when it believes that such payments are appropriate to attract and retain executive talent.

Taxation of "Parachute" Payments

Sections 280G and 4999 of the Code provide that executive officers and directors who hold significant equity interests and certain other service providers may be subject to significant additional taxes if they receive payments or benefits in connection with a change in control of the company that exceed certain prescribed limits, and that the company (or a successor) may forfeit a deduction on the amounts subject to this additional tax. We did not provide any executive officer, including any named executive officer, with a "gross-up" or other reimbursement payment for any tax liability that the executive might owe as a result of the application of Sections 280G or 4999 during 2010 and we have not agreed and are not otherwise obligated to provide any executive officer with such a "gross-up" or other reimbursement.

Accounting for Stock-Based Compensation

We account for equity compensation paid to our employees under the rules of ASC 718, which requires us to estimate and record an expense over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued. We structure cash bonus compensation so that it is taxable to our executives at the time it is paid to them. We currently intend that all cash compensation paid will be tax deductible for us. However, with respect to equity compensation awards, while any gain recognized by employees from nonqualified options should be deductible, to the extent that an option constitutes an incentive stock option, gain recognized by the optionee will not be deductible if there is no disqualifying disposition by the optionee. In addition, if we grant restricted stock or restricted stock unit awards that are not subject to performance vesting, they may not be fully deductible by us at the time the award is otherwise taxable to the employee.

Compensation Committee Report

The compensation committee has reviewed and discussed the Compensation Disclosure and Analysis set forth above with our management. Based on its review and discussions, the compensation committee recommended to our board of directors that the Compensation Disclosure and Analysis be included in this proxy statement.

Submitted by the Compensation Committee of
the Board of Directors,

Frank Slootman
Asheem Chandna
Theresia Gouw

The information contained in the foregoing report of Imperva's compensation committee is not considered to be "soliciting material," "filed" or incorporated by reference in any past or future filing by Imperva under the Securities Exchange Act of 1934 or the Securities Act of 1933 unless and only to the extent that Imperva specifically incorporates it by reference.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain information with respect to compensation awarded to, earned by or paid to each person who served as our Chief Executive Officer, our Chief Financial Officer and each of our three other most highly compensated executive officers whose compensation was more than $100,000 during the years ended December 31, 2012, 2011 and 2010. We refer to these executive officers as our "named executive officers" elsewhere in this proxy statement.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Non-Equity Incentive Compensation ($)[2]	All Other Compensation ($)	Total ($)
Shlomo Kramer	2012	$ 250,000	—	—	$ 100,000	$ 4,043[3]	$ 354,043
President and Chief Executive Officer	2011	$ 250,000	—	—	$ 137,107	$ 3,842	$ 390,949
	2010[4]	$ 250,000	$ 1,643,845	—	$ 250,000	$ 62,351	$ 2,206,196
Terrence J. Schmid	2012	$ 250,000	—	—	$ 30,313	—	$ 280,313
Chief Financial Officer and Treasurer	2011	$ 250,000	—	—	$ 20,938	—	$ 270,938
	2010[5]	$ 41,667	—	$ 377,076	$ 10,313	—	$ 429,056
Amichai Shulman[6, 7]	2012	$ 151,911	$ 983,700	$ 468,228	$ 13,110	$ 74,363[8]	$ 1,691,312
Chief Technology Officer							
Jason Forget	2012	$ 210,000	$ 776,337	$ 349,480	$ 61,967	—	$ 1,397,784
Senior Vice President, Worldwide Business Operations	2011	$ 185,000	—	$ 26,970	$ 62,513	—	$ 274,483
	2010	$ 180,000	—	$ 22,155	$ 64,464	—	$ 266,619
Mark Kraynak[6]	2012	$ 235,000	$ 776,337	$ 349,634	$ 33,000	—	$ 1,393,971
Senior Vice President, Worldwide Marketing							

[1] This column reflects the aggregate grant date fair value of equity awards granted in the periods presented and calculated in accordance with FASB ASC 718, excluding the effect of estimated forfeitures. See Note 13 of "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K for the year ended December 31, 2012 for a discussion of the assumptions made by us in determining the valuation of equity awards. All stock awards listed are restricted stock units.

[2] Represents cash incentive payments paid for performance in 2012.

[3] Represents taxable fringe benefits related to health insurance premiums.

[4] $156,250 of Mr. Kramer's base salary in 2010 was paid in Israeli shekels and converted to U.S. dollars for the purposes of this column, using the average exchange rate for 2010 of US$1.00 to NIS 3.733. Mr. Kramer purchased his stock awards at a price of $3.30 per share, the fair market value of our stock as determined by the board of directors on the grant date.

[5] Mr. Schmid's employment commenced on November 1, 2010 at an annual base salary of $250,000.

[6] Messrs. Shulman and Kraynak were not named executive officers prior to 2012 and, accordingly, their compensation information for 2011 and 2010 has not been provided.

[7] The amounts for salary, non-equity incentive compensation and all other compensation were paid in Israeli shekels and converted to U.S. dollars for the purposes of this table, using the average exchange rate for 2012 of US$1.00 to NIS 3.847.

[8] Represents payments of $31,058 related to a vehicle allowance, as well as payments related to pension, statutory severance, education and recreation funds, meals, telephone expenses, company events and a holiday present received by Mr. Shulman in the course of his employment with Imperva in 2012, which are customary benefits payable to our Israeli employees. See "Compensation Discussion and Analysis – Welfare and Other Benefits."

Grants of Plan-Based Awards—2012

The following table sets forth certain information with respect to equity grants awarded to our named executive officers for the year ended December 31, 2012.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($)[2]
		Target ($)[1]	Maximum ($)[1]				
Shlomo Kramer	—	$250,000	$250,000	—	—	—	—
Terrence J. Schmid	—	$62,500	$62,500	—	—	—	—
Amichai Shulman	—	$26,912[3]	$26,912[3]	—	—	—	—
	02/08/2012	—	—	30,000[4]	—	—	$ 983,700
	02/08/2012	—	—	—	30,000[5]	$ 32.79	$ 468,228
Jason Forget	—	$ 75,000[6]	$ 75,000[6]	—	—	—	—
	02/08/2012	—	—	6,250[7]	—	—	$ 204,938
	02/08/2012	—	—	—	6,250[8]	$ 32.79	$ 98,779
	07/16/2012	—	—	20,000[9]	—	—	$ 571,400
	07/16/2012	—	—	—	20,000[10]	$ 28.57	$ 250,701
Mark Kraynak	—	$60,000	$60,000	—	—	—	—
	02/08/2012	—	—	6,250[7]	—	—	$ 204,938
	02/08/2012	—	—	—	6,250[8]	$32.79	$ 98,779
	07/16/2012	—	—	20,000[9]	—	—	$ 571,400
	07/16/2012	—	—	—	20,000[10]	$ 28.57	$ 250,854

1 With respect to Messrs. Kramer, Schmid, Shulman and Kraynak, represents the maximum annual aggregate of the quarterly bonuses. However, no quarterly bonuses are payable if (a) Imperva does not achieve at least 96% of its quarterly revenues target or (b) quarterly operating expenses are more than 104% of the quarterly operating expenses target (together, the "Threshold"). There is no maximum for the supplemental annual bonus, which is payable only if Imperva achieves at least 100% of each of its annual revenues target and annual operating income target. However, no annual bonuses are payable if Imperva does not achieve the Threshold in any quarter or, with respect to Messrs. Schmid, Shulman and Kraynak, if he does not achieve at least 85% of his quarterly management objectives in any quarter. For further information regarding the quarterly and annual bonuses, see "Compensation Discussion and Analysis—Cash Bonuses under Our Bonus Plan."

2 The grant date fair value of each equity award is computed in accordance with FASB ASC 718.

3 These amounts are in Israeli shekels and converted to U.S. dollars for the purposes of this table, using the average exchange rate for 2012 of US$1.00 to NIS 3.847.

4 These restricted stock units vest over three years as follows: one-third of the RSUs vest one year following February 15, 2012, with the remaining two-thirds vesting in equal annual installments over the next two years.

5 These options vest over four years as follows: 25% of the shares vest one year following January 1, 2012, with the remaining 75% vesting in equal quarterly installments over the next three years.

6 Mr. Forget participates in a sales compensation plan, 50% of which is commission-based and 50% of which is based on achievement of individual management objectives. There is no maximum under his sales compensation plan, although 35% of Mr. Forget's individual management objectives are based on Imperva's achievement of the Threshold. In addition, Mr. Forget participates in the supplemental annual bonus plan. There is no maximum for the supplemental annual bonus, which is payable only if Imperva achieves at least 100% of each of its annual revenues target and annual operating income target. However, no annual bonus is payable if Imperva does not

achieve the Threshold in any quarter or if Mr. Forget does not achieve at least 85% of his quarterly management objectives in any quarter. For further information regarding Mr. Forget's sales compensation plan and the annual bonus, see "Compensation Discussion and Analysis—Cash Bonuses under Our Bonus Plan."

[7] These restricted stock units vest over three years as follows: 100% of the RSUs vest three years following February 15, 2012.

[8] These options vest over three years as follows: 25% of the shares vest twenty-seven months following January 1, 2012, with the remaining 75% vesting in equal quarterly installments over the next three quarters.

[9] These restricted stock units vest over four years as follows: 25% of the RSUs vest one year following November 15, 2012, with the remaining 75% vesting in equal annual installments over the next three years.

[10] These options vest over four years as follows: 25% of the shares vest one year following July 1, 2012, with the remaining 75% vesting in equal quarterly installments over the next three years.

Outstanding Equity Awards at Year End

The following table sets forth certain information with respect to outstanding equity awards as of December 31, 2012 with respect to our named executive officers.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested[2]
Shlomo Kramer..........	—	—	—	—	210,954[3]	$ 6,651,380
	—	—	—	—	237,325[4]	$ 7,482,857
Terrence J. Schmid	—	105,000[5]	$3.70	11/17/2020	—	—
Amichai Shulman	—	30,000[6]	$32.79	02/07/2022	—	—
	—	—	—	—	30,000[7]	$ 945,900
Jason Forget................	—	1,094[8]	$1.64	02/10/2019	—	—
	—	7,812[9]	$1.68	02/05/2020	—	—
	—	10,000[10,11]	$5.42	03/02/2021	—	—
	—	6,250[10,12]	$32.79	02/07/2022	—	—
	—	20,000[13]	$28.57	07/15/2022	—	—
	—	—	—	—	6,250[14]	$ 197,063
	—	—	—	—	20,000[15]	$ 630,600
Mark Kraynak.............	5,000	5,000[9]	$1.64	02/10/2019	—	—
	—	10,000[11]	$5.42	03/02/2021	—	—
	—	6,250[10,12]	$32.79	02/07/2022	—	—
	—	20,000[13]	$28.57	07/15/2022	—	—
	—	—	—	—	6,250[14]	$ 197,063
	—	—	—	—	20,000[15]	$ 630,600

[1] Unless otherwise indicated, these options vest over four years as follows: 25% of the shares vest one year following the vesting commencement date (as noted below), with the remaining 75% vesting in equal quarterly installments over the next three years.

[2] The closing price of our common stock as of December 31, 2012 was $31.53 per share.

[3] Our right of repurchase with respect to these shares lapses after 60 months of continuous service after the vesting commencement date of September 30, 2010.

[4] Our right of repurchase with respect to 25% of these shares lapses after 12 months of continuous service after the vesting commencement date of May 1, 2010, with the remaining 75% lapsing in equal quarterly installments over the next three years.

[5] The vesting commencement date of this option is November 1, 2010.

[6] The vesting commencement date of this option is January 1, 2012.

[7] These restricted stock units vest over three years as follows: one-third of the restricted stock units vest one year following February 15, 2012, with the remaining two-thirds vesting in equal annual installments over the next two years.

[8] The vesting commencement date of this option is January 1, 2009.

[9] The vesting commencement date of this option is January 1, 2010.

[10] These options vest over three years as follows: 25% of the shares vest twenty seven months following the vesting commencement date (as noted), with the remaining 75% vesting in equal quarterly installments over the next three quarters.

[11] The vesting commencement date of this option is January 1, 2011.

[12] The vesting commencement date of this option is January 1, 2012.

[13] The vesting commencement date of this option is July 1, 2012.

[14] These restricted stock units vest over three years as follows: 100% of the restricted stock units vest three years following the vesting commencement date of February 15, 2012.

[15] These restricted stock units vest over four years as follows: 25% of the restricted stock units vest one year following the vesting commencement date of November 15, 2012, with the remaining 75% vesting in equal annual installments over the next three years.

Option Exercises and Stock Vested—2012

The following table sets forth certain information with respect to options that were exercised and stock that vested during the fiscal year ending December 31, 2012 with respect to our named executive officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise[1]	Number of Shares Acquired on Vesting	Value Realized on Vesting
Shlomo Kramer	—	—	39,554	$ 1,304,095[2]
	—	—	39,554	$ 1,329,805[3]
	—	—	39,554	$ 998,739[4]
	—	—	39,554	$ 1,301,327[5]
Terrence J. Schmid	105,000	$ 2,776,712	—	—
Amichai Shulman	—	—	—	—
Jason Forget	20,844	$ 544,631	—	—
Mark Kraynak	110,000	$ 2,901,944	—	—
	10,000	$ 283,000[6]		

[1] Unless otherwise indicated, based on the difference between the same-day sale price of such shares and the exercise price of the option.

[2] Based on the closing price of our common stock on February 1, 2012 when such shares vested.

[3] Based on the closing price of our common stock on May 1, 2012 when such shares vested.

[4] Based on the closing price of our common stock on August 1, 2012 when such shares vested.

[5] Based on the closing price of our common stock on November 1, 2012 when such shares vested.

[6] Based on the difference between the closing price of our common stock reported on the New York Stock Exchange on the exercise date and the exercise price of the option.

401(k) Savings Plan

We have established a 401(k) plan to allow our employees to save on a tax-favorable basis for their retirement. We do not match any contributions made by any employees, including our named executive officers, pursuant to the plan.

Pension Benefits

None of our named executive officers participate in or have account balances in pension benefit plans sponsored by us.

Non-Qualified Defined Contribution and Other Non-Qualified Defined Compensation Plans

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Proprietary Information and Inventions Agreements

Each of our named executive officers has also entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Employment, Severance and Change in Control Agreements

We consider it essential to the best interests of our stockholders to foster the continuous employment of our key management personnel. In this regard, we recognize that the possibility of a change in control may exist and that the uncertainty and questions that it may raise among executives could result in the departure or distraction of executives to the detriment of the company and our stockholders. In order to reinforce and encourage the continued attention and dedication of certain key members of management, we previously entered into change in control agreements with certain of our named executive officers, some of which contained both single and double trigger acceleration. In connection with the executive compensation review process conducted at the beginning of 2012 by our compensation committee, our compensation committee adopted a Change in Control Plan in order to harmonize the change of control provisions across all executive officers and to eliminate all single trigger acceleration provisions.

Under the Change in Control Plan, in the event of a qualifying termination in connection with a Change in Control (as defined below) and contingent upon the participant's execution of a binding severance and release agreement (which includes customary release, covenant not-to-sue, non-disparagement, non-solicitation and proprietary information provisions), the participant will be entitled to receive (1) a lump sum cash payment in an amount equal to such participant's annual base salary as in effect immediately prior to the severance date, plus such participant's target annual bonus or cash incentive opportunity for the year in which the severance date occurs, less applicable withholding taxes; (2) full acceleration of all outstanding equity awards (subject to certain restrictions noted in the Change in Control Plan); and (3) reimbursement of premiums paid for continuation coverage for twelve months pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985.

A qualifying termination will be deemed to have occurred if the executive officer is terminated within the three months prior to a potential Change in Control or twelve months following a Change in Control and such termination is by Imperva without Cause (as defined below) or by the executive officer for Good Reason (as defined below).

"Cause" will be deemed to exist upon the occurrence of any of the following:

- any willful, material violation by the executive officer of any law or regulation applicable to the business of Imperva, the executive officer's conviction for, or guilty plea to, a felony or a crime involving moral turpitude, or any willful perpetration by the executive officer of a common law fraud;
- the executive officer's commission of an act of personal dishonesty which involves personal profit in connection with Imperva or any other entity having a business relationship with Imperva;

- any material breach by the executive officer of any provision of any agreement or understanding between Imperva and the executive officer regarding the terms of the executive officer's service as an employee, officer, director or consultant to Imperva, including without limitation the willful and continued failure or refusal of the executive officer to perform the material duties required of such executive officer as an employee, officer, director or consultant of Imperva, other than as a result of having a disability, or a breach of any applicable invention assignment and confidentiality agreement or similar agreement between Imperva and the executive officer;
- the executive officer's disregard of the policies of Imperva so as to cause loss, damage or injury to the property, reputation or employees of Imperva;
- failure by the executive officer to substantially perform, or gross negligence in the performance of the executive officer's duties after there has been delivered to the executive officer written demand for performance which describes the specific deficiencies in the executive officer's performance and the specific manner in which performance must be improved, and which provides 30 days from the date of notice to remedy performance deficiencies subject to remedy; or
- any other misconduct by the executive officer which is materially injurious to the financial condition or business reputation of, or is otherwise materially injurious to, Imperva.

A "Change in Control" will be deemed to have occurred if any one of the following events shall have occurred:

- any "person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act")) or group becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the company representing 50% or more of the total voting power represented by the company's then-outstanding voting securities;
- the consummation of the sale or disposition by the company of all or substantially all of the company's assets;
- the consummation of a merger, reorganization, consolidation or similar transaction or series of related transactions of the company with any other corporation, other than a merger or consolidation which would result in the voting securities of the company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least a majority of the total voting power represented by the voting securities of the company or such surviving entity or its parent outstanding immediately after such merger, reorganization, consolidation or similar transaction (or series of related transactions); or
- any other transaction which qualifies as a "corporate transaction" under Section 424(a) of the Internal Revenue Code wherein the stockholders of the company give up all of their equity interest in the company (except for the acquisition, sale or transfer of all or substantially all of the outstanding shares of the company).

"Good Reason" will be deemed to exist upon the occurrence, without the affected executive officer's written consent, of any of the following:

- a material diminution in the executive officer's authority, duties and responsibilities or, solely with respect to Imperva's Chief Executive Officer, Chief Financial Officer and General Counsel, a change in the executive officer's title;
- a material diminution in the executive officer's annual base salary, annual bonus opportunity, or long-term incentive opportunity;
- any action or inaction that constitutes a material breach by Imperva of this Agreement; or
- a material change (defined for this purpose to mean a change greater than 30 miles from the executive officer's current principal place of employment) in the geographic location of the executive officer's principal place of employment.

The Change in Control Plan will terminate automatically one year and one day after the Change in Control, or if later, when all benefits payable under the Plan are paid.

In order to be eligible to participate in the Change in Control Plan, the participant must opt in to the Change in Control Plan and waive any existing severance arrangement that would be triggered by a Change in Control or similar transaction.

Potential Payments Upon Termination or Change in Control

The tables below reflect potential payments and benefits available for each of our named executive officers upon termination in connection with a change in control or termination, assuming the date of occurrence is December 31, 2012 and reflects payments and benefits that are provided in the Change in Control Plan adopted by the compensation committee in February 2012. See section entitled "Executive Compensation—Employment, Severance and Change in Control Agreements."

Named Executive Officer Benefits and Payments Upon Termination [1]

Name	Termination	Involuntary Termination within One Year of Change in Control [2]
Shlomo Kramer	—	$521,341
Terrence J. Schmid	—	$333,841
Amichai Shulman	—	$178,823[3]
Jason Forget	—	$310,384
Mark Kraynak	—	$316,341

[1] Assumes triggering event effective as of December 31, 2012. Upon a voluntary termination or termination for cause, each named executive officer also would receive any earned but unpaid base salary and unpaid vacation accrued as of December 31, 2012. These payments would be available to all employees upon termination.

[2] Includes continuation of base salary and COBRA for twelve months and payment of cash bonus at target.

[3] These amounts are in Israeli shekels and converted to U.S. dollars for the purposes of this table, using the average exchange rate for 2012 of US$1.00 to NIS 3.847.

Acceleration of Vesting of Options and Restricted Stock upon Termination [1]

Name	Number of Shares of Accelerated Stock and Value upon a Change in Control	Number of Shares of Accelerated Stock and Value upon Involuntary Termination and in Connection with a Change in Control
Shlomo Kramer	—	$ 14,134,237[2]
Terrence J. Schmid	—	$ 2,922,150[3]
Amichai Shulman	—	$ 945,900[4]
Jason Forget	—	$ 1,413,850[5]
Mark Kraynak	—	$ 1,446,863[6]

[1] Assumes triggering event effective as of December 31, 2012 and excludes vested stock held as of such date. The closing price of our common stock as of December 31, 2012 was $31.53 per share.

[2] The company's right of repurchase with respect to 448,279 shares would lapse upon involuntary termination three months prior to or 12 months following a change in control.

[3] 105,000 of Mr. Schmid's options would accelerate upon involuntary termination three months before or within 12 months following a change in control. The exercise price with respect to such options is $3.70 per share.

[4] 30,000 of Mr. Shulman's restricted stock units would accelerate upon involuntary termination three months before or within 12 months following a change in control. The exercise price with respect to 30,000 of Mr. Shulman's options is $32.79 per share and, since the exercise price is higher than the closing price of our common stock as of December 31, 2012, such options have been ascribed a zero value for purposes of this table.

[5] 38,906 of Mr. Forget's options and 26,250 of Mr. Forget's restricted stock units would accelerate upon involuntary termination three months before or within 12 months following a change in control. The exercise price with respect to 1,094 of such options is $1.64 per share. The exercise price with respect to 7,812 of such options is $1.68 per share. The exercise price with respect to 10,000 of such options is $5.42 per share. The exercise price with respect to 20,000 of such options is $28.57 per share. The exercise price with respect to 6,250 of such options is $32.79 per share and, since the exercise price is higher than the closing price of our common stock as of December 31, 2012, such options have been ascribed a zero value for purposes of this table.

[6] 40,000 of Mr. Kraynak's options and 26,250 of Mr. Kraynak's restricted stock units would accelerate upon involuntary termination three months before or within 12 months following a change in control. The exercise price with respect to 10,000 of such options is $1.64 per share. The exercise price with respect to 10,000 of such options is $5.42 per share. The exercise price with respect to 20,000 of such options is $28.57 per share. The exercise price with respect to 6,250 of such options is $32.79 per share and, since the exercise price is higher than the closing price of our common stock as of December 31, 2012, such options have been ascribed a zero value for purposes of this table.

Limitation on Liability and Indemnification Matters

Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

- any breach of the director's duty of loyalty to us or our stockholders;
- any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
- any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that we are required to indemnify our directors and our bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Any repeal of or modification to our certificate of incorporation or bylaws may not adversely affect any right or protection of a director or officer for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. Our bylaws also provide that we must advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no material pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the director and executive officer compensation arrangements discussed above in the section entitled "Executive Compensation" and "Election of Class II Directors—Director Compensation," the following is a description of transactions, or series of related transactions, since January 1, 2012, to which we were or will be a party in which the amount involved exceeded or will exceed $120,000 and in which the other parties included or will include our directors, executive officers, holders of 5% or more of our voting securities, each of whom we refer to as a Beneficial Owner, or any member of the immediate family of any of the foregoing persons.

Employment Arrangements and Indemnification Agreements

We have entered into employment arrangements with our executive officers. See "Executive Compensation — Employment, Severance and Change of Control Arrangements" for information regarding these arrangements with our named executive officers.

We have entered into indemnification agreements with our directors and executive officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and executive officers to the fullest extent permitted by Delaware law. See "Executive Compensation — Limitation on Liability and Indemnification Matters."

Change in Control Plan

We have adopted a Change in Control Plan that covers our executive officers, which provides for severance benefits and acceleration of the vesting of awards in the event of a termination following a change in control. For more information regarding these agreements, see the sections entitled "Executive Compensation—Employment, Severance and Change in Control Agreements" and "Executive Compensation—Potential Payments Upon Termination or Change in Control."

Restricted Stock, Restricted Stock Units and Stock Option Awards

For information regarding restricted stock, restricted stock units and stock option awards granted to our named executive officers and directors, see the sections entitled "Compensation Discussion and Analysis—Cash Bonuses under Our Bonus Plan," "Executive Compensation—Outstanding Equity Awards at Year End," "Executive Compensation—Employment, Severance and Change in Control Agreements" and "Election of Class II Directors—Director Compensation."

Registration Rights

Mr. Kramer, our President, Chief Executive Officer and director, is party to an agreement providing for rights to register under the Securities Act an aggregate of 2,377,767 shares of our capital stock.

Transactions With Incapsula, Inc.

On November 5, 2009, we licensed certain intellectual property to Incapsula, Inc., a company formed by Gur Shatz, one of our former employees. The license agreement granted a worldwide, non-exclusive, irrevocable, non-transferable and non-sublicensable license to certain portions of our technology and know-how for Incapsula to use in developing its SaaS implementation of web application firewalls. Incapsula agreed to indemnify us against any claims related to Incapsula's use of the licensed technology. As consideration for entering into this license agreement, we were issued 5,000,000 shares of Incapsula's Series A Preferred Stock, representing a 58% ownership interest of Incapsula on a shares outstanding basis at the time of issuance. As of the date of our initial acquisition of shares of Incapsula, the remaining 42% ownership interest of Incapsula was owned by Mr. Shatz.

In connection with the issuance of the Incapsula Series A Preferred Stock to us on November 5, 2009, we entered into an investors' rights agreement, a first refusal and co-sale agreement and a voting agreement with Incapsula and Mr. Shatz. Under the investors' rights agreement, we have a right of first negotiation, which requires

Incapsula to notify us of any acquisition proposal and provides us with an exclusive period to negotiate and make an alternative acquisition proposal. In addition, we have the right to acquire Incapsula during the five-year period beginning on November 5, 2013 in exchange for payment of Incapsula's enterprise value, as calculated under the terms of the investors' rights agreement.

On November 5, 2009, Shlomo Kramer, our President and Chief Executive Officer, was appointed to the Incapsula board of directors and on November 17, 2009, Mark Kraynak, our Vice President, Worldwide Marketing, was appointed to the Incapsula board of directors. On November 16, 2009, Mr. Kramer loaned $600,000 to Incapsula pursuant to a convertible promissory note with an interest rate of 6%. A total of $11,145.21 in interest accrued under the note prior to its repayment by Incapsula, which occurred on March 9, 2010. All interest due and the principal balance of the loan has been repaid. The convertible promissory note has been terminated and there are no longer any obligations thereunder or in connection with Mr. Kramer's loan.

On March 9, 2010, we purchased an additional 6,666,666 shares of Incapsula's Series A Preferred Stock for $2,999,999.70, increasing our ownership interest in Incapsula to 76% on a shares outstanding basis on the date we made this additional investment. We also agreed, subject to Incapsula achieving certain milestones with respect to its operations, customers and product development before September 9, 2011, to purchase $7,000,000 worth of Incapsula's Series A-1 Preferred Stock. In July 2011, Incapsula achieved the performance milestones including:

- developing a system having at least 100 active customers;
- engaging two channel partners;
- meeting operational milestones with respect to research and development and marketing;
- preparing a 24 month financial plan; and
- reaching product development goals with respect to certain functioning components and a system capable of supporting multiple users and proxies.

As a result of Incapsula's achievement of such performance milestones, during the quarter ended April 1, 2011 we purchased 4,375,000 shares of Incapsula's Series A-1 Preferred Stock for $3.5 million, increasing our ownership interest in Incapsula to 82% on a shares outstanding basis on the date of issuance. In addition, in January 2012, we purchased the remaining 4,375,000 shares of Incapsula's Series A-1 Preferred Stock for $3.5 million thereby increasing our ownership interest in Incapsula to 85% at the date of issuance.

On December 31, 2010, we entered into a license agreement with Incapsula under which, subject to certain exceptions, we agreed to provide Incapsula with a worldwide, non-exclusive, royalty free, limited license to access our ThreatRadar feed of internet protocol addresses, attack patterns and other identification data and Incapsula agreed to provide us a worldwide, non-exclusive, royalty free, limited license to use its list of internet protocol addresses. The license agreement has an initial term of one year and automatically renews each year thereafter unless either party provides 30 days prior notice that it no longer wishes to renew the agreement.

On March 2, 2011, we entered into an affiliate and resale agreement with Incapsula. Under this agreement, we market, promote and/or resell Incapsula's services to our existing and potential partners and customers in exchange for a share of revenues. The agreement has an initial term of two years and automatically renews each year thereafter unless either party provides six months prior notice that it no longer wishes to renew the agreement. No material amounts have been earned to date under this agreement.

Transactions with Seagate Technology, LLC

We have entered into an End User License Agreement and related agreements with Seagate Technology, LLC and its affiliates (the "Seagate Agreements"). Seagate has ordered approximately $350,000 of products and services under the Seagate Agreements in fiscal 2012. Mr. Pimentel, a member of our board of directors, serves as Executive Vice President of Worldwide Sales and Marketing.

Review, Approval or Ratification of Transactions with Related Parties

Our policy and the charters of our nominating and corporate governance committee and our audit committee require that any transaction with a related party that must be reported under applicable rules of the SEC, other than compensation related matters, must be reviewed and approved or ratified by our nominating and corporate governance committee, unless the related party is, or is associated with, a member of that committee, in which event the transaction must be reviewed and approved by our audit committee. These committees have not adopted policies or procedures for review of, or standards for approval of, these transactions.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 1, 2013 for:

- each person who we know beneficially owns more than 5% of our common stock;
- each of our directors;
- each of our named executive officers; and
- all of our directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 24,515,440 shares of common stock outstanding at April 1, 2013. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of April 1, 2013. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the address of each beneficial owner listed in the table below is care of Imperva, Inc., 3400 Bridge Parkway, Suite 200, Redwood Shores, CA 94065.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage
Directors and Executive Officers:		
Shlomo Kramer[1]	3,597,288	14.7%
Asheem Chandna[2]	147,637	*
Steven Krausz	3,954	*
Albert A. Pimentel[3]	60,000	*
Theresia Gouw[4]	38,234	*
Frank Slootman[5]	40,000	*
David N. Strohm[6]	75,000	*
James Tolonen[7]	5,000	*
Jason Forget[8]	4,063	*
Mark Kraynak[9]	17,500	*
Trâm T. Phi[10]	22,470	*
Ralph Pisani[11]	5,156	*
Terrence J. Schmid[12]	13,251	*
Yaniv Shaya[13]	16,625	*
Amichai Shulman[14]	353,515	1.4%
Paula Ewanich[15]	7,500	*
All executive officers and directors as a group (16 persons)[16]	4,407,193	17.9%
Other 5% Stockholders:		
Wellington Management Company, LLP[17]	2,675,435	10.9%
Next Century Growth Investors, LLC[18]	1,342,696	5.5%

* Represents beneficial ownership of less than 1% of the shares of common stock.

[1] Includes (i) 1,219,521 shares of common stock owned of record by Mr. Kramer, of which 369,170 shares are subject to the company's right of repurchase within 60 days of April 1, 2013, and (ii) 2,377,767 shares of common stock owned of record by HAPRI LIMITED, an investment holding company. Mr. Kramer is one of two directors

of HAPRI LIMITED, with Amir Rapoport, the Kramer family office Chief Financial Officer, being the other director. All of HAPRI LIMITED's shares are ultimately controlled by a trust of which Mr. Kramer is the sole grantor and sole beneficiary during his life. The address for HAPRI LIMITED is PFD Corporate Services (BVI) Limited, Tropic Isle Building, P.O. Box 3331, Road Town, Tortola, British Virgin Islands VG 1110.

[2] Includes (i) 144,390 shares of common stock owned of record by Asheem Chandna, and (ii) 3,247 shares of common stock owned of record by Asheem Chandna and Aarti Chandna, as Trustees of the Chandna Family Revocable Trust of April 13, 1998.

[3] Includes 60,000 shares of common stock owned of record by the Pimentel Family Trust U/D/T dated April 24, 1991 for which Albert A. Pimentel and Laurie Jean Pimentel serve as trustees. Of these 60,000 shares, 16,250 shares are subject to the company's right of repurchase within 60 days of April 1, 2013.

[4] Includes 38,234 shares of common stock owned of record by The SGLG 2012 Living Trust, dated December 11, 2012. Ms. Gouw is a Trustee of the Trust and shares voting and investment power over the Trust.

[5] Includes 40,000 shares of common stock owned of record by Mr. Slootman. Of these 40,000 shares, 22,500 shares are subject to the company's right of repurchase within 60 days of April 1, 2013.

[6] Includes 75,000 shares of common stock owned of record by Mr. Strohm. Of these 75,000 shares, 28,125 shares are subject to the company's right of repurchase within 60 days of April 1, 2013.

[7] Includes 5,000 shares of common stock owned of record by James R. Tolonen & Ginger Tolonen as Trustees of the Tolonen Family Trust, dated September 26, 1996.

[8] Includes options to purchase 4,063 shares of common stock that are exercisable within 60 days of April 1, 2013 owned of record by Mr. Forget.

[9] Includes options to purchase 2,500 shares of common stock that are exercisable within 60 days of April 1, 2013 owned of record by Mr. Kraynak.

[10] Includes options to purchase 22,470 shares of common stock that are exercisable within 60 days of April 1, 2013 owned of record by Ms. Phi.

[11] Includes options to purchase 5,156 shares of common stock that are exercisable within 60 days of April 1, 2013 owned of record by Mr. Pisani.

[12] Includes options to purchase 13,251 shares of common stock that are exercisable within 60 days of April 1, 2013 owned of record by Mr. Schmid.

[13] Includes options to purchase 16,625 shares of common stock that are exercisable within 60 days of April 1, 2013 owned of record by Mr. Shaya.

[14] Includes (i) 334,140 shares of common stock owned of record by Amichai Shulman Holdings 2000 Ltd, of which Amichai Shulman, the company's Chief Technology Officer, has voting and investment power, and (ii) options to purchase 9,375 shares of common stock that are exercisable within 60 days of April 1, 2013 owned of record by Mr. Shulman.

[15] Includes (i) options to purchase 3,125 shares of common stock that are exercisable within 60 days of April 1, 2013 owned of record by Ms. Ewanich, and (ii) 4,375 restricted stock units that will vest within 60 days of April 1, 2013 owned of record by Ms. Ewanich.

[16] Includes (i) options exercisable for 76,565 shares of common stock within 60 days of April 1, 2013, (ii) 4,375 restricted stock units that will vest within 60 days of April 1, 2013, (iii) 1,219,521 shares of common stock owned of record by Mr. Kramer, of which 369,170 shares are subject to the company's right of repurchase within 60 days of April 1, 2013, (iv) 40,000 shares of common stock owned of record by Mr. Slootman, of which 22,500 shares are subject to the company's right of repurchase within 60 days of April 1, 2013, and (v) 75,000 shares of common stock owned of record by Mr. Strohm, of which 28,125 shares are subject to the company's right of repurchase within 60 days of April 1, 2013.

[17] Based on information set forth in a Schedule 13G filed with the SEC on February 14, 2013. Consists of 2,675,435 shares which are beneficially owned by Wellington Management, in its capacity as investment adviser, and are owned of record by clients of Wellington Management. Those clients have the right to receive, or the

power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. The principal business office of Wellington Management is 280 Congress Street, Boston, MA 02210.

[18] Based on information set forth in a Schedule 13G filed with the SEC on February 14, 2013. Consists of 1,342,696 shares which may be deemed beneficially owned within the meaning of Rule 13d-3 of the Exchange Act by (a) Next Century Growth Investors, LLC by virtue of its investment discretion and/or voting power over client securities, which may be revoked and (b) Thomas L. Press and Donald M. Longlet, as a result of their positions with and ownership positions in Next Century Growth Investors, LLC which could be deemed to confer upon each of them voting and/or investment power over the shares. Each of Next Century Growth Investors, LLC, Thomas L. Press and Donald M. Longlet disclaim beneficial ownership of the stock except to the extent of each of their respective pecuniary interested therein, if any. The principal business office of Next Century Growth Investors, LLC, Thomas L. Press and Donald M. Longlet is 5500 Wayzata Blvd., Suite 1275, Minneapolis, MN 55416.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

This report of the Audit Committee is required by the Securities and Exchange Commission, and is not "soliciting material," is not to be deemed "filed" with the Securities and Exchange Commission and is not to be incorporated by reference in any filing of Imperva under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any filing.

The audit committee of the board of directors is composed of Mr. Tolonen, who is currently the chair of the audit committee, Mr. Pimentel, who was the chair of the audit committee until March 2013, and Messrs. Krausz and Strohm, each of whom the board of directors has determined is an independent director, as independence for audit committee members is defined in The New York Stock Exchange's listing standards. The board of directors has determined that each of Messrs. Pimentel and Tolonen is an "audit committee financial expert" as defined in Item 407(d) of Regulation S-K promulgated under the Securities Act and the Exchange Act.

As members of the audit committee for 2012, we assist the board of directors in fulfilling its responsibilities relating to the oversight of the accounting, financial reporting, internal controls, financial practices and audit activities of Imperva and its subsidiaries. The audit committee operates under a charter.

In fulfilling its oversight role, the audit committee has reviewed and discussed with management and the independent registered public accounting firm Imperva's audited financial statements. The audit committee met nine times during 2012, including meetings with Imperva's independent registered public accounting firm to review Imperva's quarterly and annual financial statements and their review or audit of such statements. It is not the duty of the audit committee to plan or conduct audits or to determine that the financial statements are complete and accurate and conform to generally accepted accounting principles. Management is responsible for the preparation, presentation, and integrity of Imperva's financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. Ernst & Young LLP, Imperva's independent registered public accounting firm, is responsible for performing an independent audit of Imperva's consolidated financial statements in accordance with generally accepted auditing standards in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB") and expressing an opinion on the effectiveness of Imperva's internal control over financial reporting.

The audit committee discussed with Imperva's independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 114 (The Auditor's Communication with Those Charged With Governance), as adopted by the PCAOB in Rule 3200T. Imperva's independent registered public accounting firm also provided to the audit committee the written disclosures and the letter required by Ethics and Independence Rule 3526 of the PCAOB (Communications with Audit Committees Concerning Independence), and the audit committee discussed with the independent registered public accounting firm that firm's independence.

Based upon the audit committee's review and discussions referred to above, the audit committee recommended to the board of directors that Imperva's audited consolidated financial statements be included in Imperva's Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 15, 2013.

In addition, the Audit Committee selected Ernst & Young LLP as our independent registered public accounting firm for our fiscal year ending December 31, 2013 and is seeking ratification of such selection by our stockholders.

Submitted by the Audit Committee of
the Board of Directors,

James Tolonen
Steve Krausz
Albert Pimentel
David Strohm

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ERNST & YOUNG LLP, FOR YEAR ENDING DECEMBER 31, 2013

(Item No. 6 on the Proxy Card)

Our audit committee has selected, and is submitting for ratification by the stockholders its selection of, the firm of Ernst & Young LLP, or EY, to serve as our independent registered public accounting firm for the year ending December 31, 2013 and until their successors are appointed. Although action by stockholders is not required by law, the audit committee has determined that it is desirable to request approval of this selection by the stockholders. Notwithstanding the selection, the audit committee, in its discretion, may direct the appointment of a new independent registered public accounting firm at any time during the year, if the audit committee feels that such a change would be in the best interests of Imperva and its stockholders. In the event of a negative vote on ratification, the audit committee will reconsider the selection of EY as our independent registered public accounting firm.

Principal Accountant Fees and Services

The following table sets forth the aggregate fees and related expenses for professional services provided by EY during 2012 and 2011. The audit committee considered the provision of the services corresponding to these fees, and the audit committee believes that the provision of these services is compatible with EY maintaining its independence.

	Year	
	2012[1]	2011[2]
Audit fees	$ 1,236,500	$ 3,628,882
Audit-related fees	1,995	—
Tax fees	72,834	41,713
All other fees	18,285	—
Total	$ 1,329,614	$ 3,670,595

1 $125,960 of the fees and related expenses paid to EY for during 2012 were paid in Israeli shekels and converted to U.S. dollars for the purposes of this column, using the average exchange rate for 2012 of US$1.00 to NIS 3.847.

2 $24,213 of the fees and related expenses paid to EY for during 2011 were paid in Israeli shekels and converted to U.S. dollars for the purposes of this column, using the average exchange rate for 2011 of US$1.00 to NIS 3.573.

Audit Fees

Fees for EY audit services include fees associated with the annual audit, quarterly reviews of financial statements, accounting consultations and, with respect to fees in 2011, our initial public offering.

Audit-Related Fees

Fees for other services include fees associated with a subscription for accounting research.

Tax Fees

Fees for EY tax services include fees associated with international tax advice related to transfer pricing and international tax assistance related to tax filings.

All Other Fees

Fees for other services include fees associated with services related to information security and network penetration testing.

Representatives of EY are expected to be at the annual meeting. Representatives of EY will be given the opportunity to make a statement if they desire to do so, and they will be available to respond to appropriate questions.

Pre-Approval Policies and Procedures

The audit committee pre-approval policies and procedures require prior approval of each engagement of EY to perform services. We adopted these pre-approval policies in accordance with the requirements of the Sarbanes-Oxley Act and the professional services listed below were approved in accordance with these policies.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE RATIFICATION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2013.

STOCKHOLDER PROPOSALS FOR THE 2014 ANNUAL MEETING OF STOCKHOLDERS

Under our bylaws, stockholders who wish to present proposals for action, or to nominate directors, at our next annual meeting of stockholders (that is, the next annual meeting following the annual meeting to which this proxy statement relates) must give written notice thereof to our Corporate Secretary at the address set forth on the cover page of this proxy statement in accordance with the provisions of our bylaws, which require that such notice be given not less than 75 days nor more than 105 days prior to the first anniversary of the date of the immediately preceding annual meeting of stockholders. To be timely for the 2014 annual meeting of stockholders, a stockholder's notice must be received by us between February 20, 2014 and March 22, 2014. Such proposals should be delivered or mailed to the attention of our Corporate Secretary at our principal executive offices, which are Imperva, Inc., 3400 Bridge Parkway, Suite 200, Redwood Shores, California 94065.

If the date of the 2014 annual meeting is more than 30 days before or more than 60 days after the anniversary date of the 2013 annual meeting, in order for a notice to be timely, it must be delivered no earlier than 105 days and not later than 75 days prior to the 2014 annual meeting or the close of business on the 10th day following the day on which we first publicly announce the date of the 2014 annual meeting.

These stockholder notices must contain information required by our bylaws. We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements. If a matter is properly brought before our next annual meeting under the procedures outlined in this paragraph, the proxy holders named by our board of directors will have the discretion to vote on such matter without having received directions from stockholders delivering proxies to them for such meeting, provided that our proxy statement for our next meeting briefly describes the matter and how the proxy holders intend to vote on it.

In order for proposals to be eligible for inclusion in our proxy statement and proxy card for the next annual meeting pursuant to Rule 14a-8 under the Exchange Act, stockholder proposals would have to be received by our Corporate Secretary no later than February 8, 2014 and satisfy the conditions established by the SEC for stockholder proposals. In order for such stockholder proposals to be eligible to be brought before the stockholders at the 2014 annual meeting, the stockholder submitting such proposals must also comply with the procedures, including the deadlines, required by our then current bylaws, as referenced in the two preceding paragraphs. Stockholder nominations of directors are not stockholder proposals within the meaning of Rule 14a-8 and are not eligible for inclusion in our proxy statement. Any such nominations should comply with our bylaws.

TRANSACTION OF OTHER BUSINESS

At the date of this proxy statement, the board of directors knows of no other business that will be conducted at the 2013 annual meeting of stockholders other than as described in this proxy statement. If any other matter or matters are properly brought before the annual meeting, or any adjournment or postponement of the annual meeting, it is the intention of the persons named in the accompanying form of proxy to vote the proxy on such matters in accordance with their best judgment.

By Order of the Board of Directors,



Trâm T. Phi
Senior Vice President, General Counsel and Corporate Secretary
April 22, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number: 001-35338

Imperva, Inc.
(Exact name of registrant as specified in its charter)

Delaware	03-0460133
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3400 Bridge Parkway, Suite 200
Redwood Shores, California 94065
(Address of Principal Executive Offices, including Zip Code)
(650) 345-9000
(Registrant's Telephone Number, including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant as of June 29, 2012 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing price of the common stock reported by the New York Stock Exchange on such date, was approximately $380.2 million. Shares of common stock held by each executive officer and director of the registrant and by each person who owns 10% or more of the registrant's outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of outstanding shares of the registrant's common stock as of March 1, 2013 was 24,508,149.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for registrant's 2013 Annual Meeting of Stockholders to be held on June 5, 2013 and to be filed pursuant to Regulation 14A within 120 days after registrant's fiscal year ended December 31, 2012 are incorporated by reference into Part III of this Annual Report on Form 10-K.



2012 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

Forward Looking Statements

The information in this Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Such statements are based upon current expectations that involve risks and uncertainties. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. For example, words such as "may," "will," "should," "estimates," "predicts," "potential," "continue," "strategy," "believes," "anticipates," "plans," "expects," "intends" and similar expressions are intended to identify forward-looking statements. Our actual results and the timing of certain events may differ significantly from the results discussed in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed elsewhere in this Annual Report on Form 10-K in the section titled "Risk Factors" and the risks discussed in our other filings with the Securities and Exchange Commission, or the SEC. We undertake no obligation to publicly release any revisions to the forward-looking statements after the date of this Annual Report on Form 10-K.

PART I

Item 1. *Business*

Overview

We are a pioneer and leader of a new category of business security solutions focused on providing visibility and control over high-value data across critical systems within the data center. Our SecureSphere Business Security Suite is a broad solution designed to prioritize and mitigate risks to high-value business data, protect against hackers and malicious insiders and address and streamline regulatory compliance. SecureSphere is an integrated, modular suite, which provides database, file and web application security across various systems in data centers, including traditional on-premise data centers as well as private, public and hybrid cloud computing environments. We also offer on-demand, cloud-based security services which we believe provide cost-effective web application security, web site acceleration and denial of service protection.

We believe that organizations are facing numerous challenges in providing the visibility and control required to protect high-value data from theft and exploitation. Enterprises must also comply with increasingly complex regulatory standards enacted to protect this data. As organizations adopt new technologies and architectures, they increase the complexity of, and open access to, the data center; thereby exposing their business data to new vulnerabilities. In addition, attacks, whether perpetrated by sophisticated hackers or malicious insiders, targeting high-value business data continue to increase in sophistication, scale and frequency. We believe that these challenges are driving the need for a new protection layer positioned closely around business data and systems in the data center and that traditional security and compliance products do not address this need.

We were incorporated as a Delaware corporation in 2002 with the vision of protecting high-value business data within the enterprise. As of December 31, 2012, we had over 2,200 end-user customers, who we refer to in this Annual Report on Form 10-K as our customers, in more than 60 countries. In addition, our solutions are used to protect thousands of organizations through cloud-based deployments with our Software-as-a-Service ("SaaS") customers and managed security service provider ("MSSP") and hosting partners. We primarily sell our products and services through our network of over 550 channel partners worldwide, including both distributors and resellers, which provide sales and support leverage to our sales organization. As of December 31, 2012, we had approximately 474 employees, including 157 employees in research and development. We generated revenue of $104.2 million in 2012, an increase of 33.1% over the $78.3 million in revenue we generated in 2011. We reduced our net loss attributable to our stockholders to $7.4 million in 2012 from $10.3 million in 2011.

Our Strategy

Our goal is to extend our leadership position in the business security market. Key elements of our growth strategy include:

- ***Enhance and extend our leadership position through technological and product innovation.*** We intend to continue to invest in product upgrades and product line extensions and to create new products and services that address emerging business security and regulatory compliance requirements. We also plan to invest in advanced threat research, conducted by our ADC, to increase our threat intelligence leadership, and to continue our investments in business security for cloud computing environments.
- ***Further penetrate our existing customer base.*** We intend to drive further penetration and deployment of our business security suite within our existing customer base. As of December 31, 2012, we had over 2,200 customers in more than 60 countries. Many of our customers initially deploy our solution on a limited portion of their business systems providing us with significant opportunities to sell them more of our products. We have enjoyed success from this strategy as more than 58% of our sales in 2012 were based on repeat sales to existing customers. In addition, as a leading provider of a broad business security solution, we believe we are well positioned to benefit as our customers expand the scope of their business security and compliance initiatives. As of December 31, 2012, approximately 27% of our customers have purchased more than one of our product families.
- ***Invest in our global distribution network to expand our customer base.*** We believe that our hybrid sales model, which combines the leverage of a channel sales model with the account control of a direct sales model, has played an important role in our success to date.

Our hybrid sales model employs a direct touch sales organization and an overlay channel sales team that actively assist our extensive network of channel partners throughout the sales process. We have a network of over 550 channel partners worldwide, including both distributors and resellers, which provide sales and support leverage to our sales organization. In 2012, our channel partners originated approximately 35%, and fulfilled almost 85%, of our sales. We intend to continue to invest significant resources to further strengthen our existing relationships with channel partners and to expand our network by adding new channel partners. We also plan to expand and develop our relationships with global channel partners, such as Dimension Data plc, Verizon Enterprise and HP Enterprise Security Services. As we expand our base of partners, we intend to grow our direct touch sales team and enhance our marketing efforts to support our distribution network.

- ***Pursue data center security opportunities as businesses adopt cloud computing.*** Our solutions are used to protect thousands of enterprises through cloud-based deployments with our SaaS customers and our MSSP and hosting partners. We intend to continue to focus on capturing the expected increases in spending on securing high-value applications and data as enterprises pursue cloud computing initiatives. We believe business security is a paramount concern of enterprises as they consider the adoption of cloud computing. Our approach of providing enterprises flexible and scalable business security over a broad range of enterprise cloud strategies has achieved early success. For example, our sales from cloud-based service providers, such as data center hosting vendors, have grown significantly since we first targeted these customers in 2008 and were approximately 5% of our sales in 2012. We intend to develop and expand our relationships with MSSPs and data center hosting providers, such as RackSpace Hosting, Inc. and Savvis, Inc. (which was acquired by CenturyLink, Inc.), and to increase sales to SaaS providers, such as salesforce.com, inc.
- ***Increase our focus on the mid-market and SMB market.*** We believe there is a significant opportunity to provide business security solutions to smaller businesses as they are faced with increasing security threats and compliance mandates. We plan to increase our business with mid-market enterprises and SMBs by expanding our distribution channels and our cloud-based service offering.
- ***Increase awareness of the importance of data center security and drive adoption of our solution.*** We believe the market for business security is in its early stages and is growing rapidly. We plan to continue to increase market awareness of the benefits of our broad business security solution and invest in our brand so that we can extend our leadership in the business security market. For example, we plan to continue our investments in a broad range of marketing programs, including expanding active tradeshow participation, print advertising, direct marketing, high-profile web events, online advertising initiatives and social media channels such as LinkedIn, Facebook and Twitter.

Products

Our products include our SecureSphere Suite for enterprise data centers and our cloud-based security services that we provide through Incapsula, our majority-owned subsidiary, for mid-market enterprises and SMBs. Our SecureSphere Suite secures high-value data across critical systems within the data center from hackers and malicious insiders, provides an accelerated and cost-effective route to address regulatory compliance and establishes a repeatable process for data risk management. Our solution is designed on a common, modular platform that provides centralized management, in-depth analytics and customizable reporting and offers multiple, flexible deployment options that are quick to deploy and easy to scale. Our SecureSphere Suite incorporates our proprietary dynamic profiling, universal user tracking, transparent inspection and correlated attack validation technologies, which are described further below. Our solution includes database security, file security and web application security, which we believe differentiate us as providing one of the broadest data security offerings in the marketplace:

- *Database Security.* Provides full visibility and control over structured business data repositories, including database data usage, vulnerabilities and access rights and enables security, audit, risk and IT professionals to improve data security and address compliance requirements.
- *File Security.* Provides full visibility and control over unstructured business data repositories, including file ownership, usage and access rights and enables security, audit, risk and IT professionals to improve file data security and address compliance requirements.
- *Web Application Security.* Protects web applications from large scale cyber attacks, adapts to evolving threats to prevent data breaches and addresses compliance requirements.

SecureSphere Web Application Firewall ("WAF"), Database Activity Monitoring and File Activity Monitoring gateways are deployed in the network near the assets they are meant to protect. The File and Database gateways also work in conjunction with SecureSphere Agents that capture activity on the database and file servers themselves. Our broad SecureSphere solution is managed by a centralized management server, which incorporates information from ThreatRadar and security updates from the Imperva Application Defense Center ("ADC").

Database Security

Our database security products are designed to secure high-value business data in structured repositories in the data center. Our database security products are sold as physical or virtual appliances based on the feature and traffic capacity requirements of our customers. We also offer add-on products for our appliances that are sold separately. Our database products cover the following major enterprise database platforms: Oracle, MS-SQL, IBM DB2, Sybase, Informix, MySQL, Progress, Teradata and Netezza.

Database Security	**Description**
Discovery and Assessment Server	• Automates the process of discovering databases and other business data on the network and performs a security assessment to identify risks to high-value business data • Includes assessments of known vulnerabilities and configuration flaws based on proprietary research from our ADC and industry best practices • Enables organizations to review and manage their vulnerabilities and accurately scope security and compliance projects
Database Activity Monitoring	• Includes all Discovery and Assessment Server functionality • Delivers real-time, automated, scalable database activity monitoring, auditing and reporting for heterogeneous database environments
Database Firewall	• Includes Database Activity Monitoring functionality • Delivers real-time blocking of external attacks and internal threats from malicious users
User Rights Management for Databases	• Enables the management of user rights across heterogeneous enterprise databases by aggregating user rights to illustrate what rights users have to business data • Secures customer environments by evaluating user rights, eliminating excessive privileges and disabling dormant accounts • Enables our customers to comply with regulatory requirements to limit user access rights based on business need to know
ADC Insights	• Optimized for quick and effective deployment of our SecureSphere database products within organizations running complex enterprise applications such as Oracle E-Business Suite, PeopleSoft and SAP • Provides user tracking for identifying the real end-user behind database transactions • Includes policies to audit and protect database objects containing sensitive data and assessments for identifying known vulnerabilities

File Security

Our file security products are designed to secure files, including spreadsheets, presentation slides, word processing documents and PDFs containing high-value business data that our customers store in unstructured repositories, such as file servers, network attached storage and storage area network devices. Our file security products are sold as physical or virtual appliances based on feature and traffic capacity requirements of our customers.

File Security	Description
User Rights Management for Files	• Sold as a part of the File Activity Monitoring and File Firewall solutions • Enables the management of user access rights across multiple different file storage systems by aggregating user rights based on organizational context and actual file usage to illustrate what rights users have to sensitive files • Secures customer environments by evaluating user rights, eliminating excessive privileges and disabling dormant accounts
File Activity Monitoring	• Includes all User Rights Management for Files functionality • Delivers real-time, automated, scalable file activity monitoring, auditing and reporting • Creates a detailed audit trail of file access activity, enabling customers to perform interactive audit analytics to identify file activity and user rights problems, measure risk and document compliance with regulatory requirements
File Firewall	• Includes all File Activity Monitoring functionality, and provides real-time blocking of suspicious activity that violates corporate policies • Guards against mistakes introduced at the access control list level
SecureSphere for SharePoint	• Includes all File Activity Monitoring functionality, including User Right Management for Files functionality, for data stored within SharePoint • Includes SecureSphere Web Application Firewall to protect against Web-based attacks on Microsoft SharePoint Web servers • Includes SecureSphere Database Firewall to protect against unauthorized access to the Microsoft SQL database at the core of SharePoint

Web Application Security

We believe that our web application firewall ("WAF") product is one of the industry leading solutions for protecting web assets from application attacks. Our web application security products protect our customers' applications and high-value business data from application attacks and enable compliance with regulatory requirements. Our web application security products are sold as physical or virtual appliances based on the feature and traffic capacity requirements of our customers. We also offer add-on services for our appliances that are sold separately.

Web Application Security	Description

Web Application Firewall	• Dynamically learns legitimate web application usage
	• Fortifies web defenses with research-driven intelligence on current threats
	• Alerts or blocks requests that:
	  • Deviate from normal application and data usage
	  • Attempt to exploit known and unknown vulnerabilities
	  • Originate from malicious sources
	  • Indicate a sophisticated, multi-stage attack
	• Virtually patches application vulnerabilities through integration with web application vulnerability scanners, reducing the window of exposure and impact of ad-hoc application fixes

Our WAF has achieved web application firewall certification and PCI DSS Product Capability Assurance in November 2010 from ICSA Labs, an independent division of Verizon Business which provides third party product assurance and certification for security products and solutions.

Common Product Platform

Our SecureSphere Suite is built on a common modular platform, which includes a single operating system and common code base. All of the products in our SecureSphere Suite can be managed either individually as stand-alone appliances or collectively from our SecureSphere MX Management Servers, which provide centralized management, in-depth analytics and customizable reporting. Our SecureSphere MX Management Server product provides a single, centralized point for aggregating and managing SecureSphere security policies, real-time monitoring, logging, auditing and compliance reporting. With our MX server, administrators can simultaneously manage our database, file and web security products from a single console.

Flexible Deployment Options

Our common product platform allows us to offer multiple, flexible deployment options that are quick to deploy and easy to scale. Our platform includes physical and virtual network appliances that can be deployed both inline and non-inline via a variety of networking configurations. Our platform also includes software agents that provide additional ability to monitor local activity on database servers or file storage devices, including the actions of privileged users.

- *Hardware Appliances*. Our SecureSphere database security, file security and web application security products are available on five different hardware appliance models that can handle traffic throughput from 100 Mbps to 2Gbps. Our hardware appliances are built on a high performance architecture that allows organizations to manage heavy traffic loads without impacting application or network performance. With our SecureSphere Stack platform, customers can combine multiple SecureSphere appliances to reach inspection speeds of up to 10Gpbs.
- *Virtual Appliances*. SecureSphere virtual appliances provide our full suite of web application, database and file security *products* in a flexible, easy to install software-only solution. Our virtual appliances operate on VMware, Inc.'s hypervisor, which allows organizations to select their preferred hardware or leverage existing hardware for data center consolidation, to maximize server utilization and reduce

power, cooling and support costs. Our virtual appliances offer adaptable, reliable and manageable security for organizations of all sizes that operate VMware, Inc. environments.

- *Agents*. For comprehensive visibility into user activity, we offer SecureSphere agents, software that is installed on database or file servers, to extend monitoring, auditing, and enforcement capabilities to these host servers. A single SecureSphere agent can be installed on a server to monitor database activity, file activity or both, and to protect sensitive data with minimal impact to the server performance. Agent communications to the SecureSphere appliance are buffered and encrypted to prevent data loss or compromise. Our database agents can optionally block user activity and quarantine user accounts in the event of a security violation and we expect to add similar blocking capabilities for our file agents in a future product release.

Cloud-Based Services

A key focus of our business and product strategy is to develop hosted security services that we offer as subscriptions in a SaaS delivery model. Our primary cloud-based service offerings are our Incapsula service, the Imperva Cloud WAF Service, the Imperva Cloud DDoS Protection Service and our ThreatRadar subscription services.

Incapsula Service

Leveraging our expertise in business security and our investment in intellectual property, our Incapsula service is purpose-built to deliver cloud-based security and content delivery optimization. Our Incapsula service is designed to be easy to deploy and to be accessible to small and medium size businesses that need data security and compliance solutions, but do not have the size or resources to deploy our SecureSphere WAF appliances into their own website infrastructure. With no requirement to purchase or install any hardware or software to use the Incapsula service, we estimate that most customers can set up the Incapsula service in less than 10 minutes. Our customers begin using the Incapsula service by changing their website's Domain Name System setting to route traffic to Incapsula's network. Incapsula's global network of servers apply security and optimization solutions to the customers' websites' traffic according to the Incapsula service options purchased by the customer. The screened, filtered and optimized traffic is then routed by the Incapsula network to the customer's websites.

Incapsula's security and optimization offerings currently include the following services:

- *Web Application Firewall Services*: provides enterprise-grade blocking of attacks against web applications to help ensure website safety and availability, enhanced security through real-time and centralized threat detection across all protected websites and allows customers to address compliance requirements.
- *Content Delivery Optimization*: optimizes website performance by reducing page load times, server load and bandwidth consumption.
- *Distributed Denial of Service-Attack Prevention*: blocks malicious attack traffic and allows filtered, legitimate traffic to flow to the customer website helping its business to run without interruption.

Customers sign up directly with Incapsula to receive the service under different pricing plans, based principally on website traffic bandwidth. These direct customers operate principally through Incapsula's high volume, self service model—provisioning the Incapsula service themselves through Incapsula's website and payment processor—and receive basic customer support.

Imperva Cloud WAF Service

For customers that desire a higher level of managed services and customer support, we offer an additional cloud-based service offering targeted at mid-market enterprises. This offering, which we market as the Imperva Cloud WAF powered by Incapsula, bundles the Incapsula service with managed support services from our Security Operations Center ("SOC"). Managed services include provisioning, security alert notifications and tuning, incident response, real time service dashboard and statistics, customer support and weekly reports on alerts and attack trends.

Imperva Cloud DDoS Protection Service

Imperva Cloud DDoS Protection is a simple, secure cloud-based service that safeguards businesses from the most debilitating and protracted distributed denial of service, or DDoS, attacks. As a service, Cloud DDoS Protection can be deployed quickly and can scale on demand to mitigate malicious traffic. Imperva's experienced security professionals provide on-call, expert assistance and policy tuning in the event of a DDoS attack, providing businesses assurance that their applications will always be available.

ThreatRadarReputation Services

ThreatRadar Reputation Services is an add-on, premium subscription service for our SecureSphere WAF appliance that recognizes attack sources and dynamically adjusts web security policies within our SecureSphere WAF appliance to provide protection against attacks. These attack sources may include known malicious traffic sources that have attacked other web applications, anonymous proxies that may be used by hackers to launch attacks, traffic sources that launch anonymous attacks and phishing URLs. Our dedicated security research team, the ADC, globally tracks these different attack sources and compiles this information with third-party research on malicious sources into the ThreatRadar feed.

ThreatRadarFraud Prevention Services

ThreatRadar Fraud Prevention Services is designed to enable organizations to rapidly provision and manage fraud detection solutions without needing to update Web applications. By integrating with leading fraud security vendors, the SecureSphere Web Application Firewall (WAF) can transparently identify and help to stop fraudulent transactions. ThreatRadar Fraud Prevention also provides powerful monitoring and enforcement capabilities, allowing businesses to centrally manage WAF and fraud policies together.

Security Operations Center

We offer our hosting partners that deploy our SecureSphere WAF appliances and Imperva Cloud WAF customers remotely managed security services through our team of specialized application and data security professionals in our SOC in Tel Aviv, Israel. For our hosting partners, our SOC remotely configures provisions, manages and monitors our SecureSphere WAF appliance in our hosting partners' data centers; provides maintenance updates, patch management and backups; and delivers daily or weekly reports, real-time alerts and incident responses for suspicious activities. Our SOC services for our hosting partners also include customized rules, alerts, reports and dashboards to enable quick and cost effective steps towards compliance and security. While our SOC currently provides only managed security services to our hosting partners for our SecureSphere WAF appliances, we anticipate that in the future our SOC services will also support our database activity monitoring and file activity monitoring products.

Technology

Our SecureSphere Suite provides our customers with a single unified platform for protecting sensitive data from hackers and malicious insiders, providing a fast and cost-effective route to regulatory compliance and establishing a repeatable process for data risk management. Our solution includes the proprietary technologies described below.

- *Dynamic Profiling*: Allows customers to create and monitor security policies based on actual application and database behavior, automatically recognizes valid application and database changes over time and automatically updates the profile according to these application and database changes.
- *Universal User Tracking*: Helps customers achieve the primary requirements of any audit and security process by tracking the individual end user that accessed or modified business data, including web application user tracking, web to database user tracking, SQL connection user tracking and direct user tracking that collectively enable our solution to audit end users regardless of how they connect to the database.
- *Transparent Inspection*: Provides application layer security without needing to intermediate web connections, allowing our solution to inspect traffic without compromising performance, latency or availability.

- *Correlated Attack Validation*: Provides our customers with protection against malicious activity by analyzing multiple data points, tracking events over time and correlating disparate events to identify and block sophisticated attacks.

Services

Maintenance and Support

We offer our customers ongoing product support services for both hardware and software. These maintenance programs are typically sold to customers for one to three-year terms at the time of the initial product sale and typically renew for successive one to three-year periods. We offer a premium level of service which includes advance replacement and greater call center availability. While some of our channel partners provide tier one support, including MSSPs and data center hosting providers, in most instances we provide tier one level support and above.

Our ADC updates are included with maintenance and support contracts. The service consists of a content delivery mechanism by which we can distribute product content enhancements to our customers. Our ADC update servers deliver various types of security content to our appliances deployed in the field without the need for our customers to install a software patch or upgrade. Examples of ADC updates include new security signatures and policies for our WAF, new database assessment tests for our discovery and assessment server and new audit policy functionality for our database products.

Professional Services and Training

Our professional services consultants assist our customers in the deployment and configuration of our products. These fee-based services, provided by our professional services consultants, include providing advice on deployment planning, network design, product configuration and implementation, automating and customizing reports and tuning policies and configuration of our products for the particular characteristics of the customer's environment. Additionally, we provide our customers with fee-based, hands-on training classes for our solution that are offered regularly and in different parts of the world.

Customers

We provide products and services to a variety of customers worldwide, including some of the world's largest banks, retailers, insurers, technology and telecommunication companies, hospitals, as well as U.S. and other national, state and local government agencies. As of December 31, 2012, we had over 2,200 customers in more than 60 countries. In addition, our solutions are used to protect thousands of organizations through cloud-based deployments with our SaaS customers and our MSSP and hosting partners. Our customers include top telecommunications companies, commercial banks in the United States, financial data service firms, computer hardware companies and food and drug store companies in the United States, as well as over 150 government agencies around the world and more than 100 Fortune 1000 companies.

Our customer base is broad and diversified across multiple geographies and industry verticals, including banking and finance, government and military, technology, telecom, healthcare and retail. Since 2004, no customer has accounted for more than 10% of our sales in any year. In 2012, 2011 and 2010, we generated approximately 59%, 61% and 66% of our revenue from customers in the Americas and approximately 41%, 39% and 34% from customers outside of the Americas, respectively.

Sales and Marketing

We believe that our hybrid sales model, which combines the leverage of a channel sales model with the account control of a direct sales model, has played an important role in our success to date. Our hybrid model employs a direct touch sales organization and an overlay channel sales team that actively assist our extensive network of channel partners throughout the sales process. We primarily sell our products and services to our customers through our channel partners, including distributors and resellers. In 2012, our channel partners originated over 35% of our sales and fulfilled almost 85% of our sales. Although our products are designed for turnkey deployment, they are highly customizable, which allows our channel partners to provide a variety of value added services to our customers. We employ a direct touch sales organization to work closely with our channel partners on customer outreach efforts and a channel overlay organization to manage our channel partners. As of December 31, 2012, our network of channel partners included more than 550 resellers and distributors worldwide. We work with many global channel partners, such as Dimension Data plc and Wipro Limited, and leading security value added resellers, including Accuvant, Inc., FishNet Security, Inc. and Integralis AG. Our MSSP partners include some of the largest hosting companies including Rackspace Hosting, Inc., Savvis, Inc. (which was acquired by CenturyLink, Inc.) and Dell, Inc. (formerly SecureWorks, Inc.).

Sales

We support the sales of our products and services with a team of experienced channel account managers, sales professionals and sales engineers who provide business planning, joint marketing strategy, and pre-sales and operational sales support. Our overlay channel team is responsible for managing relationships with our resellers, MSSPs and distributors. Our sales professionals are responsible for assisting channel partners in gaining and supporting key customer accounts and acting as liaisons between the end customers and our marketing and product development organizations. Our sales professionals and sales engineers typically work alongside our channel partners and directly engage with customers to address their unique security and deployment requirements. We also have an inside sales team that is principally focused on lead generation for our reseller partners and regional sales professionals. To support our broadly dispersed global channel and customer base, we have, as of December 31, 2012, sales personnel in more than 25 countries. We plan to invest in our sales organization to support the growth of our channel partners.

Marketing

Our marketing strategy is focused on building our brand and driving customer demand for our security solutions. We execute this strategy by leveraging a combination of internal marketing professionals and a network of regional and global channel partners. Our internal marketing organization is responsible for branding, and product marketing and works with our business operations team to support channel marketing and sales support programs. We focus our resources on programs, tools and activities that can be leveraged by partners worldwide to extend our marketing reach, such as sales tools and collateral, information regarding product awards and technical certifications, training, regional seminars and conferences, webinars and various other demand-generation activities. Our marketing efforts also include public relations and our website, including our data security blog.

Research and Development

Our research and development efforts are focused primarily on improving and enhancing our existing business security products and services, as well as developing new products, features, and functionality and conducting advanced security research. We conduct our research and development activities in Israel, and we believe this provides us with access to some of the best engineering talent in the security industry. As of December 31, 2012, we had 157 employees dedicated to research and development, including our advanced security research group, the ADC.

When considering product improvements and enhancements, we communicate with our customers and partners who provide significant feedback for product development and innovation. We regularly release new versions of our products incorporating these improvements and enhancements. Our research and development team works with our customer support group to resolve escalated support issues by providing consultation, bug fixes and patches. Our research and development team also provides technical assistance to our other departments, including to our sales team by overseeing product pilots for potential customers.

In addition to enhancing our products and services, our research and development organization is made up of our engineering team and our ADC. We believe our ADC is an important differentiator for us in the security marketplace. Our ADC team performs security analysis, tracks hackers and trends in the hacker community and undertakes vulnerability discovery, in addition to providing us with regulatory compliance expertise. ADC research combines extensive lab work with hands-on testing in real world environments to ensure that our products, through advanced data security technology, deliver up-to-date threat protection and leading compliance automation. Our ADC has discovered numerous commercial application vulnerabilities and has issued numerous security advisories, providing insight into both published and unpublished security threats to help commercial application and database vendors and security professionals. Our ADC's "Hacker Intelligence Initiative" focuses on improving risk management by tracking hackers, developments in attack techniques and potential targets in known hacker forums and chat rooms. The ADC's research is also the foundation for many of our solution's features and services, including attack signature updates, database vulnerability assessments and pre-defined compliance reports. We deliver automated feeds from our ADC to our products in the field to ensure that our customers are always armed with the latest defenses against new threats, and the most recent regulatory compliance best practices.

Our research and development expense was $20.6 million, $17.6 million and $13.2 million in 2012, 2011 and 2010, respectively.

Intellectual Property

To protect our intellectual property, both domestically and abroad, we rely primarily on patent, trademark, copyright and trade secret laws. As of December 31, 2012, we had eight issued patents and nine pending patent applications in the United States. The claims for which we have sought patent protection relate primarily to methods, computer programs, devices and systems we have developed for our products. We also license software from third parties for integration into our products, including open source software and other software available on commercially reasonable terms.

Our industry is characterized by the existence of a large number of relevant patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the security industry have extensive patent portfolios. From time to time, third parties, including certain of these leading companies, have asserted and may assert patent, copyright, trademark and other intellectual property rights against us, our channel partners or our customers. Successful claims of infringement by a third party could prevent us from distributing certain products or performing certain services or require us to pay substantial damages (including treble damages if we are found to have willfully infringed patents or copyrights), royalties or other fees. Such claims also could require us to cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others, or to expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology; and to indemnify our partners and other third parties. Even if third parties may offer a license to their technology, the terms of any offered license may not be acceptable and the failure to obtain a license or the costs associated with any license could cause our business, operating results or financial condition to be materially and adversely affected. We typically indemnify our customers and distributors against claims that our products infringe the intellectual property of third parties.

Manufacturing and Suppliers

Our security hardware appliance products are manufactured to our specifications by Caswell, Inc., a Taiwanese original design manufacturer of network appliance hardware products. We have entered into non-exclusive contracts to purchase these hardware appliances from American Portwell Technology, Inc. (a wholly owned subsidiary of Portwell, Inc.), and Dan-el Technologies Ltd., which are value-added distributors of products manufactured by Caswell, Inc. These contracts will remain in effect until terminated by either party. Such contracts are terminable by us for any reason upon six months' notice, by the value-added distributors upon nine months' notice or by either party for an uncured material breach. We provide the value-added distributors with rolling product demand forecasts, but our contracts contain no obligation for us to purchase any minimum amount of products. We submit purchase orders to these value-added distributors that describe the types and quantities of our products to be manufactured, the delivery dates and other delivery terms. Our value-added distributors receive the hardware appliances from the manufacturer and configure and install our proprietary software on the appliances and then undertake quality testing at their fulfillment centers. Our value-added distributors then ship our appliances directly to our distributors, resellers or customers or our logistic partner, Base Logistics BV. We hold inventory in our value-added distributors' fulfillment centers and in our logistic partner's warehouses, in anticipation of orders for new appliances and to support our advance replacement program with new and repaired appliances. In addition, our contracts with these value-added distributors govern their use of our intellectual property and allocate the responsibilities for warranty repair, out of warranty repair and replacement costs with respect to damaged and defective products. We believe that having third parties manufacture, configure and test our products and provide a substantial portion of our logistics enables us to efficiently allocate capital, better adjust manufacturing volumes to meet changes in demand and more quickly deliver products, allowing us to focus resources on our core competencies.

The hardware components included in our products are sourced from various suppliers by our manufacturer and are principally industry standard parts and components that are available from multiple vendors. We have limited sources of supply for certain key components of our products, such as semiconductors, printed circuit boards and hard disk drives, which exposes us to the risk of component shortages or unavailability. For more information on risks related to product manufacturing and availability of components, see the section entitled "Risk Factors–Risks Related to Our Business–Delays or interruptions in the manufacturing and delivery of SecureSphere appliances by our sole source manufacturer may harm our business."

Competition

The market for data center security solutions is intensely competitive and we expect competition to increase in the future. Our primary competitors by product area include:

- *Database security.* International Business Machines Corporation (through its acquisition of Guardium, Inc.), McAfee, Inc., a subsidiary of Intel Corporation (through its recent acquisition of Sentrigo, Inc.) and Oracle Corporation (through its acquisition of Secerno Ltd.)
- *File security.* EMC Corporation and Symantec Corporation
- *Web application security.* Citrix Systems, Inc. and F5 Networks, Inc.

We believe that the principal competitive factors affecting the market for data center security solutions include breadth of product offerings, security effectiveness, manageability, reporting, technical features, performance, ease of use, price, professional services capabilities, distribution relationships and customer service and support. We believe that our solutions generally compete favorably with respect to such factors.

Employees

As of December 31, 2012, our total headcount was 474 employees, with 157 in research and development, 196 in sales and marketing, 61 in services and support, 4 in manufacturing operations and 56 in a general and administrative capacity. As of December 31, 2012, our headcount was 198 people in the United States, 204 in Israel and 72 in other countries. None of our employees is represented by a labor union with respect to his or her employment with us. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Available Information

Our Internet address is www.imperva.com. There we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Our SEC reports can be accessed through the Investor Relations section of our website. The information found on our website is not part of this or any other report we file with or furnish to the SEC. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants, such as Imperva, that file electronically with the SEC. The address of the website is www.sec.gov. In addition, you may read and copy any filing that we make with the SEC at the public reference room maintained by the SEC, located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

Item 1A. *Risk Factors*

Risks Related to Our Business

We have a history of losses, we may not become profitable and our revenue growth may not continue.

We have incurred net losses in each fiscal year since our inception, including net losses attributable to our stockholders of $12.0 million in 2010, $10.3 million in 2011 and $7.4 million in 2012. As a result, we had an accumulated deficit of $73.5 million at December 31, 2012. We may not become profitable in the future if we fail to increase revenue and manage our expenses, or if we incur unanticipated liabilities. Revenue growth may slow or revenue may decline for a number of possible reasons, including slowing demand for our products or services, increasing competition, a decrease in the growth of, or decline in, our overall market, or our failure to capitalize on growth opportunities or introduce new products and services. In addition, we have incurred, and anticipate that we will continue to incur, significant legal, accounting and other expenses relating to being a public company. If our revenues do not increase at a rate to proportionally offset these expected increases in operating expenses, our operating margins will suffer. Further, in future periods, our revenues could decline and, accordingly, we may not be able to achieve profitability and our losses may increase. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a consistent basis. Any failure by us to achieve, maintain or increase profitability and continue our revenue growth could cause the price of our common stock to materially decline.

Our quarterly operating results are likely to vary significantly and to be unpredictable, which could cause the trading price of our stock to decline.

Our revenues and operating results could vary significantly from period to period as a result of a variety of factors, many of which are outside of our control. As a result, comparing our revenues and operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. We may not be able to accurately predict our future revenues or results of operations. We base our current and future expense levels on our operating plans and sales forecasts, and our operating costs are relatively fixed in the short-term. As a result, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in revenues, and even a small shortfall in revenues could disproportionately and adversely affect financial results for that quarter. In addition, we recognize revenues from sales to some customers or resellers when cash is received, which may be delayed because of changes or issues with those customers or resellers. If our revenues or operating results fall below the expectations of investors or any securities analysts that cover our stock, the price of our common stock could decline substantially.

In addition to other risk factors listed in this section, factors that may individually or cumulatively affect our operating results from period to period include:

- the level of demand for our products and services, and the timing of orders from our channel partners and end-user customers, who we refer to in this Annual Report on Form 10-K as our customers;
- the timing of sales and shipments of products during a quarter, which may depend on many factors such as inventory and logistics and our ability to ship new products on schedule and accurately forecast inventory requirements;
- the mix of products sold, the mix of revenue between products and services and the degree to which products and services are bundled and sold together for a package price;
- the budgeting, procurement and work cycles of our customers, which may result in seasonal variation as our business and the market for solutions such as ours matures;
- changes in customer renewal rates for our services;
- general economic conditions, both domestically and in our foreign markets, and economic conditions specifically affecting industries in which our customers participate;
- the timing of satisfying revenue recognition criteria for our sales, particularly where we accrue the associated commission expense in a different period, which may be affected by both the mix of sales by our channel partners and the extent to which we bring on new resellers and distributors, including, for

example, establishing vendor-specific objective evidence of fair value, or VSOE, for new products and maintaining VSOE for maintenance and services;

- future accounting pronouncements or changes in our accounting policies; and
- increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates, particularly the Israeli shekel, since a significant portion of our expenses are incurred and paid in the Israeli shekel and other currencies besides the U.S. dollar.

Reliance on a concentration of shipments at the end of the quarter could cause our revenue to fall below expected levels, resulting in a decline in our stock price.

Historically, we have received a significant majority of a quarter's sales orders and generated a significant majority of a quarter's revenue during the last two weeks of the quarter. The fact that so many orders arrive at the end of a quarter means that our revenue may move from one quarter to the next if we cannot fulfill all of the orders and satisfy all of the revenue recognition criteria under our accounting policies before the quarter ends.

This pattern is a result of customer buying habits and the efforts of our sales force and channel partners to meet or exceed quarterly quotas. If expected revenue at the end of any quarter is delayed because anticipated purchase orders fail to materialize, our logistics partners' fail to ship products on time, we fail to manage our inventory properly, we fail to release new products on schedule, or for any other reason, then our revenue for that quarter could fall below our expectations or those of securities analysts and investors, resulting in a decline in our stock price.

We rely on third party channel partners to generate a majority, and to fulfill substantially all, of our revenue, and if we fail to expand and manage our distribution channels, our revenues could decline and our growth prospects could suffer.

Historically our channel partners have originated more than 35%, and fulfilled almost 85%, of our sales, and we expect that channel sales will represent a substantial portion of our revenues for the foreseeable future. Our ability to expand our distribution channels depends in part on our ability to educate our channel partners about our products and services, which are complex. Our agreements with our channel partners are generally non-exclusive and many of our channel partners have more established relationships with our competitors. If our channel partners choose to place greater emphasis on products and services of their own or those offered by our competitors, our ability to grow our business and sell our products may be adversely affected. If our channel partners do not effectively market and sell our products and services, or if they fail to meet the needs of our customers, then our ability to grow our business and sell our products may be adversely affected. The loss of one or more of our larger channel partners, who may cease marketing our products with limited or no notice, and our possible inability to replace them could adversely affect our sales. Our failure to recruit additional channel partners, or any reduction or delay in their sales of our products and services or conflicts between channel sales and our direct sales and marketing activities could materially and adversely affect our results of operations.

We face intense competition, especially from larger, better-known companies and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The market for business security products is intensely competitive and we expect competition to intensify in the future. Our competitors include companies such as Akamai Technologies, Inc., Citrix Systems, Inc., F5 Networks, Inc., International Business Machines Corporation ("IBM"), McAfee, Inc. (a subsidiary of Intel Corporation), Oracle Corporation, Symantec Corporation and other point solution security vendors.

Many of our existing and potential competitors may have substantial competitive advantages such as:

- greater name recognition and longer operating histories;
- larger sales and marketing budgets and resources and the capacity to leverage their sales efforts and marketing expenditures across a broader portfolio of products;
- broader distribution networks and more established relationships with distributors;
- wider geographic presence;

- access to larger customer bases;
- greater customer support resources;
- greater resources to make acquisitions;
- greater resources to develop and introduce products that compete with our products;
- lower labor and development costs; and
- substantially greater financial, technical and other resources.

As a result, they may be able to adapt more quickly and effectively to new or emerging technologies and changing opportunities, standards or customer requirements. In addition, these companies could reduce, the price of their competing products, resulting in intensified pricing pressures within our market. Further, some of our larger competitors have substantially broader product offerings and leverage their relationships based on other products or incorporate functionality into existing products in a manner that discourages customers from purchasing our products. Customers may elect to accept a bundled product offering from our competitors, even if it has more limited functionality than our product offering, instead of adding the additional appliances required to implement our offering. The consolidation in our industries, such as IBM's acquisition of Guardium, Inc., Oracle's acquisition of Secerno, Ltd. and McAfee's acquisition of Sentrigo, Inc., increases the likelihood of competition based on integration or bundling, particularly where their products and offerings are effectively integrated, and we believe that consolidation in our industry may increase the competitive pressures we face on all our products. If we are unable to sufficiently differentiate our products from the integrated or bundled products of our competitors, such as by offering enhanced functionality, performance or value, we may see a decrease in demand for those products, which would adversely affect our business, operating results and financial condition. Further, it is possible that continued industry consolidation may impact customers' perceptions of the viability of smaller or even medium-sized software firms and consequently customers' willingness to purchase from such firms. Similarly, if customers seek to concentrate their software purchases in the product portfolios of a few large providers, we may be at a competitive disadvantage notwithstanding the superior performance that we believe our products can deliver. Larger competitors are also often in a better position to withstand any significant reduction in capital spending by customers, and will therefore not be as susceptible to economic downturns.

Also, many of our smaller competitors that specialize in providing protection from a single type of business security threat may deliver these specialized business security products to the market more quickly than we can or may introduce innovative new products or enhancements before we do. Conditions in our markets could change rapidly and significantly as a result of technological advancements or continuing market consolidation.

We may not compete successfully against our current or potential competitors. Companies competing with us may introduce products that have greater performance or functionality, are easier to implement or use, or incorporate technological advances that we have not yet developed or implemented. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their resources. In addition, companies competing with us may price their products more competitively than ours, or have an entirely different pricing or distribution model. Increased competition could result in fewer customer orders, price reductions, reduced operating margins and loss of market share. Further, we may be required to make substantial additional investments in research, development, marketing and sales in order to respond to competition, and we cannot assure you that we will be able to compete successfully in the future.

We operate in an evolving market that has not yet reached widespread adoption and where new or existing technologies that may be perceived to address the risks in different ways could gain wide adoption and supplant some or all of our products and services, making analysis of trends or predictions about our business difficult and potentially weakening our sales and our financial result.

We are in a new, rapidly evolving category in the security industry that focuses on securing our customers' high-value business data. We offer database, file and web application security in an integrated, modular business security solution. Because we depend in part on the market's acceptance of our products and customers may choose to acquire technologies that are not directly comparable to ours, it is difficult to evaluate trends that may affect our business, including how large the business security market will be and what products customers will adopt. For example, organizations that use other security products, such as network firewalls, security information and event management ("SIEM") products or data loss prevention ("DLP") solutions, may believe that these security solutions sufficiently protect access to sensitive data. Therefore, they may continue spending their IT security budgets on these products and may not adopt our business security solutions in addition to such products. If customers do not recognize the benefit our business security solution offers in addition to existing security products, then our revenue may not grow quickly or may decline, and our stock price could decline.

The introduction of products and services embodying new technologies could render some or all of our existing products and services obsolete or less attractive to customers. Other business security technologies exist or could be developed in the future, and our business could be materially negatively affected if such technologies are widely adopted. We may not be able to successfully anticipate or adapt to changing technology or customer requirements on a timely basis, or at all. Currently less than 30% of our customers have purchased more than one of our product families. Even if customers purchase our products, they may not make repeat purchases or purchase other elements of our SecureSphere Business Security Suite, which may be exacerbated by the rapid evolution of our market. If we are unable to entice customers to buy products from multiple product families, then our revenue may not grow quickly or may decline, and our stock price could decline. If we fail to keep up with technological changes or to convince our customers and potential customers of the value of our solutions even in light of new technologies, our business, financial condition and results of operations could be materially and adversely affected.

In addition, because of our rapidly evolving market, any predictions about our future revenue may not be as accurate as they would be if we operated in a more established market.

If we do not successfully anticipate market needs and opportunities or changes in the legal, regulatory and industry standard landscape and make timely enhancements to our products and develop new products that meet those needs developments, we may not be able to compete effectively and our ability to generate revenues will suffer.

The business security market is characterized by rapid technological advances, changes in customer requirements, including customer requirements driven by changes to legal, regulatory and self-regulatory compliance mandates, frequent new product introductions and enhancements and evolving industry standards in computer hardware and software technology. Customers and industry analysts expect speedy introduction of software to respond to new threats, requirements and risks and to add new functionality, and we may be unable to meet these expectations. As a result, we must continually change and improve our products in response to changes in operating systems, application software, computer and communications hardware, networking software, data center architectures, programming tools and computer language technology. Moreover, the technology in our products is especially complex because it needs to effectively identify and respond to methods of attack and theft, while minimizing the impact on database, file system and web application performance. In addition, our products must successfully interoperate with products from other vendors.

We cannot guarantee that we will be able to anticipate future market needs and opportunities or be able to develop product enhancements or new products to meet such needs or opportunities in a timely manner or at all. Since developing new products or new versions of, or add-ons to, existing products is complex, the timetable for their commercial release is difficult to predict and may vary from our historical experience, which could result in delays in their introduction from anticipated or announced release dates. We may not offer updates as rapidly as new threats affect our customers or our newly developed products or enhancements may have defects, errors or failures. If we do not quickly respond to the rapidly changing and rigorous needs of our customers by developing and introducing on a timely basis new and effective products, upgrades and services that can respond adequately to new security threats, our competitive position, business and growth prospects will be harmed.

Even if we are able to anticipate, develop and commercially introduce enhancements and new products, there can be no assurance that we will be successful in developing sufficient market awareness of them or that such enhancements or new products will achieve widespread market acceptance. For example, while the majority of our current revenues are derived from the sales of our SecureSphere appliances, we are now offering cloud-based business security services through Incapsula. The market for cloud-based business security solutions is relatively new and it is uncertain whether Incapsula's services will gain market acceptance. In addition, diversifying our product offerings will require significant investment and planning, will bring us more directly into competition with software providers that may be better established or have greater resources than we do, will require additional investment of time and resources in the development and training of our channel and strategic partners and will entail significant risk of failure.

Further, one factor that drives demand for our products and services is the legal, regulatory and industry standard framework in which our customers operate, and we expect that will continue for the foreseeable future. For example, many of our customers purchase our web application security products to help them comply with the security standards developed and maintained by the Payment Card Industry ("PCI") Security Standards Council (the "PCI Council"), which apply to companies that process or store credit card information. Laws, regulations and industry standards are subject to drastic changes that, particularly in the case of industry standards, may arrive with little or no notice, and these could either help or hurt the demand for our products. If we are unable to adapt our products and services to changing regulatory standards in a timely manner, or if our products fail to expedite our customers' compliance initiatives, our customers may lose confidence in our products and could switch to products offered by our competitors. In addition, if regulations and standards related to business security are changed in a manner that makes them less onerous, our customers may view government and industry regulatory compliance as less critical to their businesses, and our customers may be less willing to purchase our products and services. In either case, our sales and financial results would suffer.

If we fail to anticipate market requirements or fail to develop and introduce product enhancements or new products to meet those needs in a timely manner, it could cause us to lose customers and such failure could substantially decrease or delay market acceptance and sales of our present and future products, which would significantly harm our business, financial condition and results of operations.

Real or perceived errors, failures or bugs in our products, particularly those that result in our customers experiencing security breaches, could adversely affect our reputation and business could be harmed.

Our products and services are very complex and have contained and may contain undetected defects or errors, especially when first introduced or when new versions are released. Defects in our products may impede or block network traffic or cause our products or services to fail to help secure high-value business data. Defects in our products may lead to product returns and require us to implement design changes or software updates.

Any defects or errors in our products, or the perception of such defects or errors, could result in:

- expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate or work around errors or defects;
- loss of existing or potential customers or channel partners;
- delayed or lost revenue;
- delay or failure to attain market acceptance;
- delay in the development or release of new products or services;
- negative publicity, which will harm our reputation;
- warranty claims against us, which could result in an increase in our provision for doubtful accounts;
- an increase in collection cycles for accounts receivable or the expense and risk of litigation; and
- harm to our results of operations.

Data thieves are sophisticated, often affiliated with organized crime and operate large scale and complex automated attacks. In addition, their techniques change frequently and generally are not recognized until launched against a target. If we fail to identify and respond to new and complex methods of attack and to update our products to detect or prevent such threats in time to protect our customers' high-value business data, our business and reputation will suffer.

In addition, many of our end-user customers use our products in applications that are critical to their businesses and may have a greater sensitivity to defects in our products than to defects in other, less critical, software products. An actual or perceived security breach or theft of the sensitive data of one of our customers, regardless of whether the breach is attributable to the failure of our products or services, could adversely affect the market's perception of our security products. Despite our best efforts, there is no guarantee that our products will be free of flaws or vulnerabilities, and even if we discover these weaknesses we may not be able to correct them promptly, if at all. Our customers may also misuse our products, which could result in a breach or theft of business data.

Although we have limitation of liability provisions in our standard terms and conditions of sale, they may not fully or effectively protect us from claims as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries. The sale and support of our products also entail the risk of product liability claims. We maintain insurance to protect against certain claims associated with the use of our products, but our insurance coverage may not adequately cover any claim asserted against us. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and divert management's time and other resources.

False detection of security breaches or false identification of malicious sources could adversely affect our business.

Our business security products may falsely detect threats that do not actually exist. For example, our ThreatRadar product relies on information on attack sources aggregated from third-party data providers who monitor global malicious activity originating from anonymous proxies, specific IP addresses, botnets and phishing sites. If the information from these data providers is inaccurate, the potential for false positives increases. These false positives, while typical in the industry, may impair the perceived reliability of our products and may therefore adversely impact market acceptance of our products. If our products and services restrict access to important databases, files or applications based on falsely identifying users or traffic as an attack or otherwise unauthorized, this could adversely affect customers' businesses. Any such false identification of users or traffic could result in negative publicity, loss of customers and sales, increased costs to remedy any problem and costly litigation.

Delays or interruptions in the manufacturing and delivery of SecureSphere appliances by our sole source manufacturer may harm our business.

Our hardware appliances are built by a single manufacturer. Our reliance on a sole manufacturer, particularly a foreign manufacturer, involves several risks, including a potential inability to obtain an adequate supply of appliances and limited control over pricing, quality and timely delivery of products. In addition, replacing this manufacturer may be difficult and could result in an inability or delay in obtaining products. In addition, if or for other reasons, we may be unable to fulfill customer orders and our operating results may fluctuate from period to period, particularly if a disruption occurs near the end of a fiscal period.

Our manufacturer's ability to timely manufacture and ship our appliances in large quantities depends on a variety of factors. The manufacturer relies on a limited number of sources for the supply of functional components, such as semiconductors, printed circuit boards and hard disk drives. Functional component supply shortages or delays could prevent or delay the manufacture and shipment of appliances and, in the event of shortages or delays, we may not be able to procure alternative functional components on similar pricing terms, if at all. In addition, contractual restrictions or claims for infringement of intellectual property rights may restrict our manufacturer's use of certain components. These restrictions or claims may require our manufacturer to utilize alternative components or obtain additional licenses or technologies, and may impede its ability to manufacture and deliver appliances on a timely or cost-effective basis. If at some point, the manufacturer is no longer financially viable, we may lose our source of supply with little or no notice or recourse. Further, even if quality products are timely manufactured, delays in shipping may occur, resulting in delayed satisfaction of a primary revenue recognition criterion.

In the event of an interruption from this manufacturer, we may not be able to develop alternate or secondary sources in a timely manner. If we are unable to buy our appliances in quantities sufficient to meet our requirements on a timely basis, we will not be able to deliver products to our channel partners and customers, which would seriously affect present and future sales.

A failure to manage excess inventories or inventory shortages could result in decreased revenue and gross margins and harm our business.

We purchase products from our manufacturing partner outside of and in advance of reseller or customer orders, which we hold in inventory and resell. If we fail to accurately predict demand and as a result our manufacturers maintain insufficient hardware inventory or excess inventory, we may be unable to timely deliver ordered products or may have substantial inventory expense. Because our channel partners do not purchase our products in advance of customer orders, we may face additional difficulty in accurately forecasting demand for our hardware products. There is a risk we may forecast incorrectly and may be unable to sell excess products ordered from our manufacturing partner. Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have an adverse effect on our financial condition and results of operations.

Conversely, if we underestimate demand for our products or if our manufacturing partner fails to supply products we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to resellers, distributors and customers or cause us to lose sales. Further, as the size of individual orders increases, the risk that we may be unable to cause delivery of unforecasted orders also increases, particularly near the end of quarterly periods. These shortages may diminish the loyalty of our channel partners or customers.

The difficulty in forecasting demand also makes it difficult to estimate our future financial condition and results of operations from period to period. A failure to accurately predict the level of demand for our products could adversely affect our net revenues and net income, and we are unlikely to forecast such effects with any certainty in advance.

We have operations outside of the United States and a significant portion of our customers and suppliers are located outside of the United States, which subjects us to a number of risks associated with conducting international operations.

We market and sell our products throughout the world and have personnel in many parts of the world. In addition, we have sales offices and research and development facilities outside the United States and we conduct, and expect to continue to conduct, a significant amount of our business with companies that are located outside the United States, particularly in Israel, Asia and Europe. We also source our components for our products from various geographical regions and ship components from a foreign production facility. Therefore, we are subject to risks associated with having international sales and worldwide operations, including:

- challenges caused by distance, language and cultural differences;
- multiple and conflicting laws and regulations, including complications due to unexpected changes in these laws and regulations;
- trade and foreign exchange restrictions;
- foreign currency exchange fluctuations and foreign exchange controls;
- economic, social or political instability in foreign markets;
- greater difficulty in enforcing contracts, accounts receivable collection and longer collection periods;
- changes in regulatory requirements;
- difficulties and costs of staffing and managing foreign operations;
- the uncertainty and limitation of protection for intellectual property rights in some countries;
- costs of compliance with foreign laws and regulations and the risks and costs of non-compliance with such laws and regulations;
- costs of complying with U.S. and foreign laws and regulations, including import and export control laws, tariffs, trade barriers, economic sanctions and other regulatory or contractual limitations on our ability to sell our products in certain foreign markets, and the risks and costs of non-compliance;
- heightened risks of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, and irregularities in, financial statements;
- the potential that our operations in the U.S. may limit the acceptability of our products to some foreign governments, and vice versa;
- the potential for acts of terrorism, hostilities or war;

- management communication and integration problems resulting from cultural differences and geographic dispersion; and
- multiple and possibly overlapping tax structures.

Our product and service sales may be subject to foreign governmental regulations, which vary substantially from country to country and change from time to time. Failure to comply with these regulations could adversely affect our business. Violations of laws or key control policies by our employees, contractors, channel partners or agents could result in delays in revenue recognition, financial reporting misstatements, fines, penalties or the prohibition of the importation or exportation of our products and services and could have a material adverse effect on our business and results of operations.

A portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

Sales to U.S. and foreign federal, state and local governmental agency customers have accounted for approximately 12% of our bookings in each of the years ended December 31, 2011 and 2010 and 11% of our bookings for the year ended December 31, 2012 and we may in the future increase sales to government entities. Sales into government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that we will complete a sale. Accordingly:

- changes in fiscal or contracting policies or decreases in available government funding, including as a result of the recent sequestration by the U.S. federal government;
- changes in government programs or applicable requirements;
- the adoption of new laws or regulations or changes to existing laws or regulations;
- changes in political or social attitudes with respect to security issues; and
- potential delays or changes in the government appropriations process, including actions such as spending freezes implemented to address political or fiscal policy concerns,

could cause governments and governmental agencies to delay or refrain from purchasing the products and services that we offer in the future or otherwise have an adverse effect on our business, financial condition and results of operations.

Most of our sales to government entities have been made indirectly through our channel partners. Government entities may have contractual or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default, and any such termination may adversely impact our results of operations.

In addition, for purchases by the U.S. federal government, we must comply with laws and regulations relating to U.S. federal government contracting, which affect how we and our channel partners do business in connection with U.S. federal agencies. These laws and regulations may impose added costs on our business, and failure to comply with these or other applicable regulations and requirements, including non-compliance in the past, could lead to claims for damages from our channel partners, penalties, termination of contracts and suspension or debarment from government contracting for a period of time. Any such damages, penalties, disruption or limitation in our ability to do business with the U.S. federal government may adversely impact our results of operations.

Our business in countries with a history of corruption and transactions with foreign governments increase the risks associated with our international activities.

As we operate and sell internationally, we are subject to the U.S. Foreign Corrupt Practices Act, or the FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties for the purpose of obtaining or retaining business. We have operations, deal with and make sales to governmental customers in countries known to experience corruption, particularly certain emerging countries in Africa, East Asia, Eastern Europe, South America and the Middle East. Our activities in these countries create the risk of unauthorized payments or offers of payments by one of our employees, consultants, sales agents or channel partners that could be in violation of various anti-corruption laws, even though these parties may not be under our control. While we have implemented safeguards to prevent these practices by our employees, consultants, sales agents and channel partners, our existing safeguards and any future improvements may prove to be less than effective, and our employees, consultants, sales agents or channel partners may engage in conduct for which we might be held responsible. Violations of the FCPA may result in severe criminal or civil sanctions, including suspension or debarment from U.S. government contracting, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

We rely significantly on revenue from maintenance and support which may decline and, because we recognize revenue from such services over the term of the relevant service period, downturns or upturns in sales are not immediately reflected in full in our operating results.

Our maintenance and support revenue accounted for 33% of our total revenue for 2010, 31% of our total revenue for 2011 and 32% of our total revenue for 2012. Sales of new or renewal such services contracts may decline or fluctuate as a result of a number of factors, including customers' level of satisfaction with our products and services, the prices of our products and services, the prices of products and services offered by our competitors or reductions in our customers' spending levels. If our sales of new or renewal services contracts decline, our revenue or revenue growth may decline and our business will suffer. In addition, we recognize service revenue ratably over the term of the relevant service period, which is typically one to three years but has been as long as five years. As a result, much of the revenue we report each quarter is the recognition of deferred revenue from services contracts entered into during previous quarters. Consequently, a decline in new or renewal services contracts in any one quarter will not be fully reflected in revenue in that quarter, but will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our services would not be reflected in full in our results of operations until future periods.

If we are unable to increase sales to larger customers, our results of operations may suffer.

We continuously seek to increase sales of our products to large enterprises, managed security service providers and government entities. Sales to large enterprises, service providers and government entities involve risks that may not be present, or are present to a lesser extent, with sales to small to mid-sized entities. These risks include:

- preexisting relationships with larger, entrenched providers of security solutions who have access to key decision makers within the organization and who also have the ability to bundle competing products with a broader product offering;
- increased purchasing power and leverage held by large customers in negotiating contractual arrangements with us;
- more stringent requirements in our support service contracts, including stricter support response times, and increased penalties for any failure to meet support requirements; and
- longer sales cycles and the associated risk that substantial time and resources may be spent on a potential customer who elects not to purchase our products and services.

In addition, product purchases by enterprises, managed security service providers, cloud hosting providers and government entities are frequently subject to budget constraints, multiple approvals, and unplanned administrative, processing and other delays. Large enterprises, managed security service providers, cloud hosting providers and government entities typically have longer implementation cycles; require greater product functionality and scalability and a broader range of services; demand that vendors take on a larger share of risks; sometimes require acceptance provisions that can lead to a delay in revenue recognition; and expect greater payment flexibility from vendors. All these factors can add risk to doing business with these customers. If our sales expectations for a large customer do not materialize in a particular quarter or at all, then our business, financial condition and results of operations could be materially and adversely affected.

If our existing and potential customers migrate to hosted, cloud-based data centers that do not deploy our products, our revenues could suffer.

The majority of our current sales are made through a model in which our channel partners sell our business security solutions to large enterprise customers that operate their own data centers and have the ability to choose the business security solutions and configurations to fit their environment. If our large enterprise customers and potential customers choose to outsource the hosting of their data centers to large, multi-tenancy hosting providers like Rackspace Hosting, Inc. and Amazon.com, Inc., they may not be able to choose what business security solutions are deployed in these hosted environments, and our current sales model may not be effective. Although we work with large hosting services providers, like Rackspace Hosting, Inc. and Savvis, Inc., to integrate our business security solutions into their hosting environments so that our solutions may be offered to their hosting customers, we cannot guarantee that all such hosting service providers will adopt our solutions, offer them as a choice to their customers or promote our solutions over those of our competitors. Even if these large hosting services providers integrate our business security solutions into their hosting environments and promote our solutions, they may be able to negotiate larger discounts than individual enterprise customers and, consequently, the average selling price of our products may decrease and our revenue would suffer. Alternatively, they may offer services based on our competitors' products at lower cost or bundled with other services that we do not offer, and their customers may choose those services even if they would otherwise chose our products if making a decision on a stand-alone basis.

If our customers are not satisfied with our technical support or professional services, they may choose not to purchase our products and services or to renew maintenance contracts, either of which would adversely impact our business and results of operations.

Our business relies on our customers' satisfaction with the technical support and professional consulting services we provide to support our products. If we fail to provide technical support services that are responsive, satisfy our customers' expectations and resolve issues that they encounter with our products and services, then they may elect not to purchase or renew annual maintenance and support contracts and they may choose not to purchase additional products and services from us. Accordingly, our failure to provide satisfactory technical support or professional services could have a material and adverse effect on our business and results of operations.

We are exposed to fluctuations in currency exchange rates, which could negatively affect our financial condition and results of operations.

Our functional and reporting currency is the U.S. dollar and we generate a majority of our revenue in U.S. dollars. However, in 2011 and 2012, we incurred approximately 37% and 41%, respectively, of our expenses outside of the United States in foreign currencies, primarily Israeli shekels, principally with respect to salaries and related personnel expenses associated with our Israeli operations. The exchange rate between the U.S. dollar and foreign currencies has fluctuated substantially in recent years and may continue to fluctuate substantially in the future. We expect that a majority of our revenues will continue to be generated in U.S. dollars for the foreseeable future and that a significant portion of our expenses, including personnel costs, as well as capital and operating expenditures, will continue to be denominated in Israeli shekels. The results of our operations may be adversely affected by foreign exchange fluctuations.

We use forward foreign exchange contracts to hedge or mitigate the effect of changes in foreign exchange rates on our operating expenses denominated in certain foreign currencies. However, this strategy might not eliminate our exposure to foreign exchange rate fluctuations and involves costs and risks of its own, such as cash expenditures, ongoing management time and expertise, external costs to implement the strategy and potential accounting implications. Additionally, our hedging activities may contribute to increased losses as a result of volatility in foreign currency markets.

Our business and operations have experienced rapid growth, and if we do not appropriately manage any future growth, or are unable to improve our systems and processes, our operating results will be negatively affected.

We have experienced rapid growth over the last several years. For example, we grew from 315 employees as of December 31, 2010 to 383 employees as of December 31, 2011, and then to 474 employees as of December 31, 2012. This growth has placed, and will continue to place, a strain on our employees, management systems and other resources. Managing our growth will require significant expenditures and allocation of valuable management resources. We rely heavily on information technology systems to help manage critical functions, such as order processing, revenue recognition, financial forecasts and inventory and supply chain management. To manage any future growth effectively, we must continue to improve our information technology and financial infrastructure, operating and administrative systems and controls, and continue to manage headcount, capital and processes in an efficient manner. We may not be able to successfully implement improvements to these systems and processes in a timely or efficient manner. For instance, in the third quarter of 2011, we completed the implementation of NetSuite, an on-demand enterprise resource planning ("ERP") system, replacing our prior ERP system. We have a limited operating history using NetSuite and may encounter difficulties using NetSuite to manage critical functions of our business.

In addition, we rely heavily on hosted, Software-as-a-Service ("SaaS") technologies from third parties in order to operate critical functions of our business, including ERP services from NetSuite and customer relationship management ("CRM") services from salesforce.com, Inc. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices, our expenses could increase, our ability to manage our finances could be interrupted and our processes for managing sales of our products and services and supporting our customers could be impaired until equivalent services, if available, are identified, obtained and integrated; all of which could harm our business.

Also, our systems and processes may not prevent or detect all errors, omissions or fraud. Our failure to improve our systems and processes, or their failure to operate in the intended manner, may result in our inability to manage the growth of our business and to accurately forecast our revenue, expenses and earnings, or to prevent certain losses. Our productivity and the quality of our products and services may also be adversely affected if we do not integrate and train our new employees quickly and effectively. Any future growth would add complexity to our organization and require effective coordination across our organization. If we fail to achieve the necessary level of efficiency in our organization as it grows or with otherwise fail to manage any future growth effectively, we could incur in increased costs, and loss of customer and investor confidence in our internal systems and processes, any of which could result in harm to our business, results of operations and financial condition or a decline in our stock price.

Assertions by third parties of infringement or other violations by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

Patent and other intellectual property disputes are common in the IT security industry. Some companies in the IT security industry, including some of our competitors, own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims against us. This disparity between our patent portfolio and the patent portfolios of our most significant competitors may increase the risk that they may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses. In addition, there are also patent holding companies or other adverse patent owners who are solely or primarily in the business of building portfolios of patents and asserting them against operating companies, often with little merit, and who have no relevant product revenues and against whom potential assertions our patents (and potential patents) may provide little or no deterrence. Third parties have asserted and may in the future assert claims of infringement, misappropriation or other violations of intellectual property rights against us. For example, in May 2010, F5 Networks, Inc., an IT infrastructure company that competes with us in the web application firewall market, filed a lawsuit against us alleging patent infringement. In June 2010, we filed a counterclaim alleging patent infringement by F5 Networks, Inc. In February 2011, we entered into a settlement and license agreement with F5 Networks, Inc., which dismissed the litigation. Third parties may also assert such claims against our customers or channel partners whom we typically indemnify against claims that our products infringe, misappropriate or otherwise violate the intellectual property rights of third parties. As the numbers of products and competitors in our market increase and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Also, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or divulged proprietary or other confidential information.

We cannot assure you that we are not infringing or otherwise violating any third-party intellectual property rights. Further, any claim of infringement, misappropriation or other violation of intellectual property rights by a third party, even those without merit, could be asserted against us, cause us to incur substantial costs defending against the claim and could distract our management from our business. An adverse outcome of a dispute may require us to pay substantial damages, including treble damages, if we are found to have willfully infringed a third party's patents or copyrights; cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology, which may not be successful; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights; and indemnify our customers and partners. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Any of these events could seriously harm our business, financial condition and results of operations.

We rely on the availability of licenses to third-party software and other intellectual property, the loss of which could increase our costs and delay software shipments.

Many of our products and services include software or other intellectual property licensed from third parties, and we also use software and other intellectual property licensed from third parties in our business. This exposes us to risks over which we may have little or no control. For example, a licensor may have errors or defects in its products that harm our business, may have difficulties keeping up with technological changes or may stop supporting the software or other intellectual property that it licenses to us. Also, it will be necessary in the future to renew licenses, expand the scope of existing licenses or seek new licenses, relating to various aspects of these products and services, or otherwise relating to our business, which may result in increased license fees. In addition, a direct or indirect licensor may assert that we or our customers are in breach of the terms of a license, which could, among other things, give such licensor the right to terminate a license or seek damages from us, or both. Moreover, the inclusion in our products and services of software or other intellectual property licensed from third parties on a nonexclusive basis could limit our ability to differentiate our products from those of our competitors.

Licensed software may not continue to be available on commercially reasonable terms, or at all. While we believe that there are currently adequate replacements for third-party software, any loss of the right to use any of this software could result in delays in producing or delivering our software until equivalent technology is identified and integrated, which delays could harm our business. Our business would be disrupted if any of the software we license from others or functional equivalents of this software were either no longer available to us or no longer offered to us on commercially reasonable terms. In either case, we would be required to either redesign our products to function with software available from other parties or to develop these components ourselves, which would result in increased costs and could result in delays in our product shipments and the release of new product offerings. Furthermore, we might be forced to limit the features available in our current or future products. If we fail to maintain or renegotiate any of these software licenses, we could face significant delays and diversion of resources in attempting to license and integrate a functional equivalent of the software. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

Some of our products contain "open source" software, and any failure to comply with the terms of one or more of these open source licenses could negatively affect our business.

Certain of our products are distributed with software licensed under "open source" licenses. Some of these licenses contain requirements that we make available source code for modifications or derivative works we create based upon the open source software, and that we license these modifications or derivative works under the terms of a particular open source license or subject to certain license requirements. If we combine our proprietary software with open source software in a certain manner, we could, under certain provisions of the open source licenses, be required to release the source code of our proprietary software. In addition to risks related to license requirements, usage of open source software can subject us to greater risks than use of third-party commercial software, as licensors of open source software generally do not provide warranties or any indemnification for infringement of third party intellectual property rights. We have established processes to help alleviate these risks, including a review process for screening requests from our development organization for the use of open source software, but we cannot be sure that all open source software is submitted for approval prior to use in our products. In addition, open source license terms may be ambiguous and many of the risks associated with use of open source software cannot be eliminated, and could, if not properly addressed, negatively affect our business. If we were found to have inappropriately used open source software, we might be required to re-engineer our products, to release proprietary source code, to discontinue the sale of our products in the event re-engineering could not be accomplished on a timely basis or to take other remedial action that may divert resources away from our development efforts, any of which could adversely affect our business, operating results and financial condition. Disclosing the source code of our proprietary software could make it easier for malicious third parties to discover vulnerabilities in our business security products and allow our competitors to create similar products with decreased development effort and time.

Any of these events could have a material adverse effect on our reputation, business, financial condition and results of operations.

Failure to protect our proprietary technology and intellectual property rights could substantially harm our business and operating results.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under the intellectual property laws of the United States and other countries, so that we can prevent others from using our inventions and proprietary information. We attempt to protect our intellectual property under patent, trademark, copyright and trade secret laws, and through a combination of confidentiality procedures, contractual provisions and other methods, all of which offer only limited protection. If we fail to protect our intellectual property rights adequately, our competitors might gain access to our technology, and our business might be harmed. In addition, defending our intellectual property rights might entail significant expenses. Any of our patents, copyrights, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. We have eight issued patents and nine patent applications pending in the United States. Our issued patents, which are limited in number compared to some of our competitors, may not provide us with any competitive advantages or may be challenged by third parties, and our patent applications may never be granted at all. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Further, for strategic and other reasons we may choose not to seek patent protection for certain innovations and may choose not to pursue patent protection in certain jurisdictions. Even if issued, there can be no assurance that our patents will adequately protect our intellectual property, as the legal standards relating to the validity, enforceability and scope of protection of patent and other intellectual property rights are uncertain.

Any patents that are issued may subsequently be invalidated or otherwise limited, enabling other companies to better develop products that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition. In addition, issuance of a patent does not guarantee that we have a right to practice the patented invention. Patent applications in the U.S. are typically not published until 18 months after filing, or in some cases not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that we were the first to make the inventions claimed in our issued patents or pending patent applications or otherwise used in our products, that we were the first to file for protection in our patent applications, or that third parties do not have blocking patents that could be used to prevent us from marketing or practicing our patented products or technology. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our products and services are available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States, and mechanisms for enforcement of intellectual property rights may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel, which may adversely affect our business, operating results and financial condition.

Confidentiality agreements with partners, employees, consultants and others may not adequately prevent disclosure of trade secrets and other proprietary information.

In order to protect our proprietary technology, processes and methods, we rely in part on confidentiality agreements and other restrictions with our customers, partners, employees, consultants and others. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Despite our efforts to protect our proprietary technology, processes and methods, unauthorized parties may attempt to misappropriate, reverse engineer or otherwise obtain and use them. We may be unable to determine the extent of any unauthorized use or infringement of our products, technologies or intellectual property rights In addition, others may independently discover trade secrets and proprietary information, and in these cases we would not be able to assert any trade secret rights against those parties. Moreover, policing unauthorized use of our technologies, products and intellectual property is difficult, expensive and time-consuming, particularly in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and where mechanisms for enforcement of intellectual property rights may be weak. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

Conditions in Israel may limit our ability to develop and sell our products. This could result in a decrease of our revenues.

Our principal research and development facilities are located in Israel. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its neighboring countries, as well as incidents of civil unrest, and a number of state and non-state actors have publicly committed to its destruction. Political, economic and military conditions in Israel could directly affect our operations. We could be adversely affected by any major hostilities involving Israel, including acts of terrorism or any other hostilities involving or threatening Israel, the interruption or curtailment of trade between Israel and its trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel. Any on-going or future violence between Israel and the Palestinians, armed conflicts, terrorist activities, tension along the Israeli borders or with other countries in the region, including Iran, or political instability in the region could disrupt international trading activities in Israel and may materially and negatively affect our business and could harm our results of operations.

Certain countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms, firms with large Israeli operations and others doing business with Israel and Israeli companies. We are also precluded from marketing our products to certain of these countries due to United States regulatory restrictions. In addition, such boycott, restrictive laws, policies or practices may change over time in unpredictable ways, and could, individually or in the aggregate, have a material adverse affect on our business in the future.

Some of our employees in Israel, including one of our executive officers, are obligated to perform annual military reserve duty in the Israel Defense Forces, depending on their age and position in the armed forces. Furthermore, they may be called to active reserve duty at any time under emergency circumstances for extended periods of time. For example, in 2012, approximately 50 of our employees in Israel were called for active reserve duty, each serving for an average of approximately one and one half weeks. Our operations could be disrupted by the absence, for a significant period, of one or more of our executive officers or key employees due to military service, and any significant disruption in our operations could harm our business.

If we are unable to hire, retain and motivate qualified personnel, our business would suffer.

We depend on the continued contributions of our senior management and other key employees to execute on our business plan, and to identify and pursue new opportunities and product innovations. The loss of services of senior management or other key employees, particularly Shlomo Kramer, one of our founders and our President and Chief Executive Officer; Amichai Shulman, one of our founders and our Chief Technology Officer; and Terrence J. Schmid, our Chief Financial Officer and Treasurer, could significantly delay or prevent the achievement of our development and strategic objectives.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled technical, managerial, finance and other personnel, particularly in our sales and marketing, research and development and professional service departments. Any of our employees may terminate their employment at any time. Competition for highly skilled personnel is frequently intense, especially in the San Francisco Bay Area and in Tel Aviv, Israel, the locations in which we have a substantial presence and need for highly-skilled personnel. We may be unable to attract and retain suitably qualified individuals who are capable of meeting our growing technical, operational and managerial requirements, on a timely basis or at all, and we may be required to pay increased compensation in order to do so. If we are unable to attract and retain the qualified personnel we need to succeed, our business would suffer.

Volatility or lack of performance in our stock price may also affect our ability to attract and retain our key employees. Many of our senior management personnel and other key employees have become, or will soon become, vested in a substantial amount of stock or stock options. Employees may be more likely to leave us if the shares they own or the shares underlying their vested options have significantly appreciated in value relative to the original purchase prices of the shares or the exercise prices of the options, or if the exercise prices of the options that they hold are significantly above the market price of our common stock. If we are unable to retain our employees, our business, operating results and financial condition would be harmed.

Our internal network system and website may be subject to intentional disruption that could adversely impact our reputation and future sales.

Because we are a leading provider of business security products, "hackers" and others may try to access our data or compromise our systems. Similarly, experienced computer programmers may attempt to penetrate our network security or the security of our website and cause interruptions of our services. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. The theft and/or unauthorized use or publication of our trade secrets and other confidential business information as a result of such an event could adversely affect our competitive position, reputation, brand and future sales of our products, and could impair our ability to operate our business, including our ability to provide subscription or maintenance and support services to our customers. We could suffer monetary and other losses and reputational harm in the event of such incidents.

Outages, interruptions or delays in hosting services could impair the delivery of our cloud-based security services and harm our business.

We operate infrastructure that supports our ThreatRadar and Security Operations Center ("SOC") services and use third party hosting facilities for certain ThreatRadar services. Despite precautions taken within our own internal network and at these third party facilities, the occurrence of a natural disaster or an act of terrorism or other unanticipated problems could result in lengthy interruptions in our services.

The cloud-based security services that we provide through our majority owned subsidiary, Incapsula, are operated from a network of third party facilities that host the software and systems that operate these security services. Any damage to, or failure of, our internal systems or systems at third party hosting facilities could result in outages or interruptions in our cloud-based services. Outages or interruptions in our cloud-based security services may cause our customers and potential customers to believe our cloud-based security services are unreliable, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our renewal rates and our ability to attract new customers, ultimately harming our business and revenue.

Our success in acquiring and integrating other businesses, products or technologies could impact our financial position.

In order to remain competitive, we may seek to acquire additional businesses, products or technologies, any of which could be material to our business, operating results and financial condition. The environment for acquisitions in the markets in which we operate is very competitive and acquisition candidate purchase prices will likely exceed what we would prefer to pay, but may choose to pay in order to make an acquisition. Furthermore, we may not find suitable acquisition candidates, and acquisitions we complete may be unsuccessful. Achieving the anticipated benefits of future acquisitions will depend in part upon whether we can integrate acquired operations, products and technology in a timely and cost-effective manner.

Acquisitions involve many risks, including the following:

- an acquisition may negatively impact our results of operations because it may require us to incur charges and substantial debt or liabilities, may cause adverse tax consequences, substantial depreciation or deferred compensation charges, may result in acquired in-process research and development expenses or in the future may require the amortization, write-down or impairment of amounts related to deferred compensation, goodwill and other intangible assets, or may not generate sufficient financial return to offset acquisition costs;
- we may encounter difficulties or unforeseen expenditures in integrating the business, technologies, products, personnel or operations of any company that we acquire, particularly if key personnel of the acquired company decide not to work for us;
- an acquisition and integration process is complex, expensive and time consuming, and may disrupt our ongoing business, divert resources, increase our expenses and distract our management;

- an acquisition may result in a delay or reduction of customer purchases for both us and the company acquired due to customer uncertainty about continuity and effectiveness of service from either company;
- we may encounter difficulties in, or may be unable to, successfully sell any acquired products; and
- an acquisition may involve the entry into geographic or business markets in which we have little or no prior experience.

If we are unable to effectively execute acquisitions, our business, financial condition and results of operations could be adversely affected.

We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in international markets.

Our products incorporate encryption technology and may be exported outside the U.S. only if we obtain an export license or qualify for an export license exception. Compliance with applicable regulatory requirements regarding the export of our products may prevent our customers with international operations from deploying our products throughout their global systems or, in some cases, prevent the export of our products to some countries altogether. Further, various countries regulate the import of encryption technology and our appliance-based products and have enacted laws that could limit our ability to distribute products, could create delays in the introduction of our products in those countries or could limit our customers' ability to implement our products in those countries. Any new export or import restrictions, new legislation or shifting approaches in the enforcement or scope of existing regulations, or in the countries, persons or technologies targeted by such regulations, could result in decreased use of our products by existing customers with international operations, declining adoption of our products by new customers with international operations and decreased revenues. If we, or our channel partners, fail to comply with export and import regulations, we may be denied export privileges, be subjected to fines or other penalties and our products may be denied entry into other countries, as well as potentially suffering reputational harm.

Furthermore, U.S. export control laws and economic sanctions prohibit the shipment of certain products to U.S. embargoed or sanctioned countries, governments and persons. While we take precautions to prevent our product from being shipped to U.S. sanctions targets, our products could be shipped to those targets by our channel partners despite our efforts. Any such shipment could have negative consequences including government investigations, penalties and reputational harm. Any change in economic sanctions or related legislation, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential customers with international operations. Any limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and results of operations.

Changes in our provision for income taxes or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.

We are subject to income taxation in the United States and numerous foreign jurisdictions. Determining our provision for income taxes requires significant management judgment. In addition, our provision for income taxes is subject to volatility and could be adversely affected by many factors, including, among other things, changes to our operating or holding structure, changes in the amounts of earnings in jurisdictions with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws. We are subject to ongoing tax examinations in various jurisdictions. Tax authorities may disagree with our intercompany charges, cross-jurisdictional transfer pricing or other matters and assess additional taxes. While we regularly assess the likely outcomes of these examinations to determine the adequacy of our provision for income taxes, there can be no assurance that the outcomes of such examinations will not have a material impact on our operating results and cash flows.

Significant judgment is required to determine the recognition and measurement attributes prescribed in Accounting Standards Codification ("ASC") 740-25 (formerly referred to as Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109"). In addition, ASC 740-25 applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely impact our provision for income taxes or additional paid-in capital. In addition, we are subject to the continuous examination of our income tax returns by the U.S. Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuous examinations will not have an adverse effect on our results of operations.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events, and to interruption by manmade problems such as terrorism.

A significant natural disaster, such as an earthquake, fire or a flood, or a significant power outage could have a material adverse impact on our business, financial condition and results of operations. Our corporate headquarters are located in the San Francisco Bay Area, a region known for seismic activity, on land reclaimed from the bay that is susceptible to high liquefaction risk in the case of an earthquake. In addition, natural disasters could affect our manufacturing vendors or logistics providers' ability to perform services such as manufacturing products on a timely basis and assisting with shipments on a timely basis. In the event our service providers' information technology systems or manufacturing or logistics abilities are hindered by any of the events discussed above, shipments could be delayed, resulting in missing financial targets, such as revenue and shipment targets, for a particular quarter. Further, if a natural disaster occurs in a region from which we derive a significant portion of our revenue, customers in that region may delay or forego purchases of our products, which may materially and adversely impact our results of operations for a particular period. In addition, acts of terrorism could cause disruptions in our business or the business of our manufacturer, logistics providers, partners, customers or the economy as a whole. Given our typical concentration of sales at each quarter end, any disruption in the business of our manufacturer, logistics providers, partners or customers that impacts sales at the end of our quarter could have a significant adverse impact on our quarterly results. All of the aforementioned risks may be augmented if the business continuity plans for us and our suppliers prove to be inadequate. To the extent that any of the above results in delays or cancellations of customer orders, or the delay in the manufacture, deployment or shipment of our products, our business, financial condition and results of operations would be adversely affected.

Risks Related to Ownership of our Common Stock

Market volatility may affect our stock price and the value of your investment

The trading prices of the securities of technology companies have been highly volatile. The market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot predict or control, including:

- announcements of new products, services or technologies, commercial relationships, acquisitions, strategic partnerships, joint ventures, capital commitments or other events by us or our competitors;
- fluctuations in operating performance and in stock market prices and trading volumes of securities of other technology companies generally, or those in our industry in particular;
- general market conditions and overall price and volume fluctuations in U.S. equity markets;
- actual or anticipated variations in our operating results, or the operating results of our competitors;
- the financial and other projections we may provide to the public, any changes in these projections or our failure to meet these projections or changes in our financial guidance or securities analysts' estimates of our financial performance;
- failure of securities analysts to maintain coverage of us, changes in financial or other estimates by any securities analysts who follow us, or our failure to meet these estimates or the expectations of our investors;
- ratings or other changes by any securities analysts who follow our company or our industry;
- sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;
- rumors and market speculation involving Imperva or other companies in our industry; and
- lawsuits threatened or filed against us and changing legal or regulatory developments in the United States and other countries.

In addition, the stock market in general, and the New York Stock Exchange in particular, have experienced substantial price and volume volatility that is often seemingly unrelated to the operating performance of particular companies. These broad market fluctuations may cause the trading price of our common stock to decline. In the past, securities class action litigation has often been brought against a company after a period of volatility in the market price of its common stock. We may become involved in this type of litigation in the future. Any securities litigation claims brought against us could result in substantial expenses and the diversion of our management's attention from our business.

If we fail to maintain an effective system of disclosure controls and procedures and internal controls over financial reporting, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and the rules and regulations of the New York Stock Exchange. We expect that the requirements of these rules and regulations will continue to increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming and costly and place strains on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC's rules and forms. Our current controls and any new controls that we develop may become inadequate because of changes in conditions, and the degree of compliance with the policies or procedures may deteriorate. In addition, weaknesses in our internal controls over financial reporting may be discovered in the future. Our filings with the SEC are subject to periodic review by the SEC, and our auditors are subject to periodic review by the Public Company Accounting Oversight Board (PCAOB). Any failure to develop or maintain effective controls over financial reporting, any difficulties encountered in their implementation or improvement, or any issues that emerge as a result of regulatory review, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a revision or restatement of our prior period financial statements. Any failure to implement and maintain effective internal controls also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we are required to include in our annual reports filed with the SEC under Section 404 of the Sarbanes-Oxley Act. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our common stock.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources and provide significant management oversight, which involve substantial accounting-related costs. Any failure to maintain the adequacy of our internal controls, or consequent inability to produce accurate financial statements on a timely basis, could increase our operating costs and could materially impair our ability to operate our business. In the event that we are not able to continue to demonstrate compliance with Section 404 of the Sarbanes-Oxley Act in a timely manner, that our internal controls are perceived as inadequate or that we are unable to produce timely or accurate financial statements, investors may lose confidence in our operating results and our stock price could decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

We also have implemented elements of a disaster recovery/business continuity plan for our accounting and related information technology systems but we have not yet implemented a complete disaster recovery/business continuity plan. If the elements that we have developed and plan to develop in the future prove inadequate in the circumstances of a particular disaster or other business continuity event our ability to maintain timely accounting and reporting may be materially impaired.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If we do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the value of their stock.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our restated certificate of incorporation and amended and restated bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include:

- authorizing "blank check" preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock, which would increase the number of outstanding shares and could thwart a takeover attempt;
- a classified board of directors whose members can be dismissed only for cause;
- the prohibition on actions by written consent of our stockholders;
- the limitation on who may call a special meeting of stockholders;
- the establishment of advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings; and
- the requirement of at least 75% of the outstanding capital stock to amend any of the foregoing second through fifth provisions.

In addition, because we are incorporated in Delaware, we are governed by the provisions of the anti-takeover provisions of the Delaware General Corporation Law, which may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

Further, as of March 1, 2013 our directors and executive officers, together with their affiliates, beneficially own in the aggregate 18.3% of our outstanding common stock (including options exercisable by those holders within 60 days of that date). Holders that together with their affiliates, hold 5% or more of our outstanding common stock, but who are not affiliated with our directors and executive officers, beneficially own in the aggregate an additional 16.4% of our outstanding common stock as of March 1, 2013, based on information in their public filings. As a result, our directors and officers and their affiliates, collectively, or our largest stockholders, acting together, may be able to impede a merger, consolidation or sale of all or substantially all of our assets.

Our ability to use our net operating loss carryforwards may be subject to limitation and may result in increased future tax liability to us.

Generally, a change of more than 50% in the ownership of a corporation's stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change may limit a company's ability to use its net operating loss carryforwards attributable to the period prior to such change. We have not performed a detailed analysis to determine whether an ownership change under Section 382 of the Internal Revenue Code has occurred after each of our previous private placements of preferred stock or after the issuance of shares of common stock in connection with our initial public offering. In the event we have undergone an ownership change under Section 382, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liability to us.

Item 1B. *Unresolved Staff Comments*

Not applicable.

Item 2. *Properties*

Our corporate headquarters are located in Redwood Shores, California in an office consisting of approximately 50,500 square feet. The lease for this office expires in December 2017. Our office in Tel Aviv, Israel, where we employ our research and development team, consists of approximately 5,200 square meters (approximately 55,700 square feet), and we have agreed to lease an additional 1,400 square meters (approximately 15,500 square feet) commencing in May 2013. The lease for this office begins to expire for portions of this office in January 2015. Our office in Irving, Texas, where we employ sales, support and professional services employees, consists of approximately 7,500 square feet and the lease for this office expires in January 2017. We also lease sales offices in Japan, New York and Singapore. We believe that our facilities are suitable to meet our needs for the foreseeable future; however, we will continue to seek additional space as needed to accommodate our growth.

Item 3. *Legal Proceedings*

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We do not believe we are currently a party to any currently pending legal proceedings the outcome of which will have a material adverse effect on our operations or financial position. However, we have received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of their intellectual property rights. Future litigation may be necessary to defend ourselves, our channel partners and our customers by determining the scope, enforceability and validity of third-party proprietary rights or to establish our proprietary rights. Further, the ultimate outcome of any litigation is uncertain and, regardless of outcome, litigation can have an adverse impact on us because of defense costs, potential negative publicity, diversion of management resources and other factors. Accordingly, there can be no assurance that existing or future legal proceedings arising in the ordinary course of business or otherwise will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flows.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Market Information for Common Stock

Our common stock has been listed on the New York Stock Exchange under the symbol "IMPV" since our IPO in November 2011. The following table sets forth, for the periods indicated, the high and low intra-day prices for our common stock as reported on the New York Stock Exchange.

Fiscal 2011	High	Low
Fourth Quarter (commencing November 9, 2011)	$ 34.85	$ 22.00
Fiscal 2012	**High**	**Low**
First Quarter	$ 41.05	$ 29.78
Second Quarter	$ 42.41	$ 24.80
Third Quarter	$ 37.71	$ 24.02
Fourth Quarter	$ 37.19	$ 27.36
Fiscal 2013	**High**	**Low**
First Quarter (through March 1, 2013)	$ 37.97	$ 31.39

Stockholders

As of March 1, 2013, we had approximately 85 record holders of our common stock.

Stock Price Performance Graph

The following graph shows a comparison from November 9, 2011 (the date our common stock commenced trading on the New York Stock Exchange) through December 31, 2012 of the cumulative total return for an investment of $100 (and the reinvestment of dividends) in our common stock, the NYSE Composite Index and the NYSE Computer and Data Processing Index. Such returns are based on historical results and are not intended to suggest future performance.


COMPARISON OF 14 MONTH CUMULATIVE TOTAL RETURN*
Among Imperva Inc., the NYSE Composite Index, and the NYSE Arca Technology Index
$250
$200
$150
$100
$50
$0
11/11
11/11
12/11
1/12
2/12
3/12
4/12
5/12
6/12
7/12
8/12
9/12
10/12
11/12
12/12
Imperva Inc.
NYSE Composite
NYSE Arca Technology

*$100 invested on 11/9/11 in stock or 10/31/11 in index, including reinvestment of dividends.
Fiscal year ending December 31.

The above information under the heading "Stock Price Performance Graph" shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended, and shall not be incorporated by reference into any registration statement or other document filed by us with the Securities and Exchange Commission, whether made before or after the date of this Annual Report on Form 10-K, regardless of any general incorporation language in such filing, except as shall be expressly set forth by specific reference in such filing.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will be dependent on a number of factors, including our earnings, capital requirements and overall financial conditions. The loan agreement for our credit facility contains a prohibition on the payment of cash dividends.

Equity Compensation Plan Information

The following table summarizes information about our equity compensation plans as of December 31, 2012. All outstanding awards relate to our common stock.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights[1]	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders[2]	2,436,152	$ 14.08	2,652,148
Equity compensation plans not approved by security holders[3]	—	—	—
Total	2,436,152	$ 14.08	2,652,148

[1] Based on the weighted-average exercise price of outstanding options only. There are outstanding, as of December 31, 2012, 446,915 restricted stock units that do not have an exercise price, each unit of which represents a contingent right to receive one share of common stock upon vesting.

[2] Prior to our initial public offering in November 2011, we issued securities under our 2003 Stock Plan, as amended. Following our initial public offering, we issued securities under our 2011 Stock Option and Incentive Plan ("2011 Plan") and our 2011 Employee Stock Purchase Plan ("ESPP").

[3] Excludes 606,495 shares issued to Mr. Kramer at a purchase price of $3.30 per share that are subject to a lapsing right of repurchase. See information provided in the third paragraph below regarding the restricted stock grants to Mr. Kramer.

Under the 2011 Plan, we may issue stock awards, including but not limited to restricted stock awards, restricted stock units, stock bonus awards, stock appreciation rights and performance share awards. The 2011 Plan contains a provision that the number of shares available for grant and issuance will be increased on January 1 of each year from 2012 through 2015 by an amount equal to 4% of our shares outstanding on the immediately preceding December 31, unless our board of directors, in its discretion, determines to make a smaller increase. It is the current policy of our board of directors that each new non-employee director receives (1) a stock option grant when such director initially joins our board of directors with a Black-Scholes value of $100,000 based on the date of grant, and (2) restricted stock units with a number of shares equal to $100,000 divided by the closing price of the Company's common stock on the New York Stock Exchange on the date of grant. In addition, on or about the date of the first board meeting following each annual stockholder meeting, each non-employee director will automatically be granted options to purchase shares of common stock under the 2011 Plan with a Black-Scholes value of $100,000 based on the date of grant pursuant to that policy. The board may also make discretionary grants to purchase common stock to any non-employee director.

Under the 2011 ESPP, we may grant options for the purchase of our common stock. The 2011 ESPP contains a provision that the number of shares available for grant and issuance will be increased on January 1 of each of 2012 through 2019, by an amount equal to 1% of our shares outstanding on the immediately preceding December 31, unless our board of directors, in its discretion determines to make a smaller increase.

In September 2010, consistent with our practice in prior years, we sold Mr. Kramer shares of our common stock at its then-current fair market value in two separate restricted stock purchase transactions to secure his continued services as our President and Chief Executive Officer and to meet our retention objectives. In the first transaction, our board of directors agreed to sell and issue to Mr. Kramer 632,865 shares of our common stock at a purchase price of $3.30 per share, subject to a right of repurchase in favor of the company that expires periodically over four years. In the second transaction, our board of directors agreed to sell and issue to Mr. Kramer 210,954 shares of our common stock at a purchase price of $3.30 per share, subject to a right of repurchase in favor of the company that expires after five years. The shares of common stock sold in the restricted stock purchase transactions are subject to the Change in Control Plan, which is described in Current Report on Form 8-K filed by us with the SEC on February 9, 2012 and will be described in the Proxy Statement for our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2012.

Recent Sales of Unregistered Securities

For the quarter ended December 31, 2012, we did not sell any unregistered securities.

Use of Proceeds from Public Offering of Common Stock

The Form S-1 Registration Statement (Registration No. 333-175008) relating to our IPO was declared effective by the SEC on November 8, 2011, and the offering of our common stock commenced on November 9, 2011. J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. acted as joint book-running managers for the offering, and RBC Capital Markets, LLC, Lazard Capital Markets LLC and Pacific Crest Securities, Inc. acted as co-managers of the offering. The offering of 5,000,000 shares of our common stock has been completed.

The net proceeds to us of our IPO after deducting $6.9 million of underwriters' discounts and $5.8 million of offering expenses were $86.2 million. In January 2012, we invested $3.5 million of the net proceeds to us resulting from our IPO in Incapsula, our majority owned subsidiary, and received in exchange an additional 4,375,000 shares of Incapsula's Series A-1 Preferred Stock. We expect to use remaining net proceeds for working capital and general corporate purposes, including acquisitions. Although we may also use a portion of the net proceeds for acquisition of complementary businesses, technologies or other assets, we have no present understandings, commitments or agreements to enter into any acquisitions.

Our management will retain broad discretion in the allocation and use of the net proceeds of our IPO, and investors will be relying on the judgment of our management regarding the application of the net proceeds. Pending specific utilization of the net proceeds as described above, we have invested the net proceeds of the offering in short-term, interest-bearing obligations. The goal with respect to the investment of the net proceeds will be capital preservation and liquidity so that such funds are readily available to fund our operations.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

For the year ended December 31, 2012, we did not repurchase any equity securities.

Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read in conjunction with "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The selected financial data in this section is not intended to replace the financial statements and is qualified in its entirety by the consolidated financial statements and related notes thereto included elsewhere in this Annual Report on Form 10-K. Our historical results of operations are not necessarily indicative of results to be expected for any future period.

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(dollars in thousands, except per share amounts)				
Consolidated Statement of Operations Data:					
Net revenue:					
Products and license	$ 59,490	$ 47,600	$ 34,479	$ 25,727	$ 24,298
Services	44,745	30,702	20,903	13,614	7,848
Total net revenue	104,235	78,302	55,382	39,341	32,146
Cost of revenue:					
Products and license	8,530	6,711	5,905	4,795	3,661
Services	13,374	9,510	6,428	4,576	3,455
Total cost of revenue[1]	21,904	16,221	12,333	9,371	7,116
Gross profit	82,331	62,081	43,049	29,970	25,030
Operating expenses:					
Research and development[1]	20,555	17,598	13,214	10,538	8,591
Sales and marketing[1]	53,509	42,682	34,168	26,920	20,447
General and administrative[1]	15,371	11,807	7,982	4,669	3,608
Total operating expenses	89,435	72,087	55,364	42,127	32,646
Loss from operations	(7,104)	(10,006)	(12,315)	(12,157)	(7,616)
Other income (expense), net	(243)	(190)	474	178	190
Loss before provision for income taxes	(7,347)	(10,196)	(11,841)	(11,979)	(7,426)
Provision for income taxes	545	662	527	360	229
Net loss	(7,892)	(10,858)	(12,368)	(12,339)	(7,655)
Loss attributable to noncontrolling interest	505	589	355	43	—
Net loss attributable to Imperva, Inc. stockholders	$ (7,387)	$ (10,269)	$ (12,013)	$ (12,296)	$ (7,655)
Net loss per share of common stock attributable to Imperva, Inc. stockholders, basic and diluted[2]	$ (0.32)	$ (1.34)	$ (2.46)	$ (2.82)	$ (1.98)
Shares used in computing net loss per share of common stock, basic and diluted[2]	22,916,426	7,674,554	4,884,665	4,365,359	3,860,033

[1] Includes stock-based compensation as follows (in thousands):

	Years Ended December 31,				
	2012	2011	2010	2009	2008
Cost of revenue	$ 469	$ 118	$ 44	$ 37	$ 22
Research and development	1,227	130	66	57	41
Sales and marketing	2,543	412	257	218	163
General and administrative	1,729	1,067	273	109	48
Total stock-based compensation expense	$ 5,968	$ 1,727	$ 640	$ 421	$ 274

[2] Please see Note 13 to our audited consolidated financial statements for an explanation of the calculations of our basic and diluted net loss per share of common stock.

	Years Ended December 31,				
	2012	2011	2010	2009	2008
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$ 102,327	$ 97,612	$ 17,655	$ 19,050	$ 24,949
Working capital	92,796	88,660	6,841	11,317	22,892
Total assets	153,957	133,542	40,977	37,546	38,535
Deferred revenue, current and long-term	46,291	33,925	21,218	13,377	8,060
Long-term debt, including current portion	—	—	—	600	—
Convertible preferred stock warrant liability	—	—	69	55	55
Convertible preferred stock	—	—	53,442	53,442	53,442
Noncontrolling interest	(1,104)	(773)	(351)	(43)	—
Total stockholders' equity (deficit)	84,231	79,568	(52,419)	(41,528)	(30,072)

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our "Selected Consolidated Financial Data" and consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. This Annual Report on Form 10-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements are often identified by the use of words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate," or "continue," and similar expressions or variations. These statements are based on the beliefs and assumptions of our management based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified herein, and those discussed in the section titled "Risk Factors," set forth in Item 1A of this Annual Report on Form 10-K and in our other SEC filings. You should review these risk factors for a more complete understanding of the risks associated with an investment in our securities. We disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

We are a pioneer and leader of a new category of business security solutions focused on providing visibility and control over high-value business data across critical business systems within the data center. Our SecureSphere Business Security Suite is a broad solution designed to prioritize and mitigate risks to high-value business data, protect against hackers and malicious insiders, and address and streamline regulatory compliance. SecureSphere is an integrated, modular suite, which provides database, file and web application security, and secures all business data across various systems in data centers, including traditional on-premise data centers as well as private, public and hybrid cloud computing environments. We also offer cloud-based security services that deliver on-demand and cost effective web application security.

We were founded in 2002 with the vision of protecting high-value business data within the enterprise. Since that time we have been investing in our business security products to meet the rapidly evolving demands of customers. We shipped our initial web application security and data security products in 2002; in 2006, we expanded our database security product to include compliance features; and in 2010, we launched our file security offering. In addition, in 2010, we launched our cloud-based initiatives with ThreatRadar and, in 2011, we introduced our cloud-based offering for mid-market enterprises and small and medium-sized businesses ("SMB") that we provide through Incapsula, Inc., our majority owned subsidiary.

Our research and development efforts are focused primarily on improving and enhancing our existing business security products and services, as well as developing new products and services and conducting advanced security research. We conduct our research and development activities in Israel, and we believe this provides us with access to some of the best engineering talent in the security industry. As of December 31, 2012, we had 157 employees dedicated to research and development, including our advanced security research group, the Application Defense Center ("ADC"). Our research and development expense was $20.6 million, $17.6 million and $13.2 million for the years ended December 31, 2012, 2011 and 2010, respectively.

We derive our revenue from sales and licenses of our products and sales of our services. Products and license revenue is generated primarily from sales of perpetual software licenses installed on hardware appliances or virtual appliances for our SecureSphere Business Security Suite. Services revenue consists of maintenance and support, professional services and training and subscriptions. A majority of our revenue is derived from customers in the Americas region. In 2012, 59% of our total revenue was generated from the Americas, 24% from Europe, Middle East and Africa ("EMEA") and 17% from Asia Pacific ("APAC").

We market and sell our products through a hybrid sales model, which combines a direct touch sales organization and an overlay channel sales team that actively assist our extensive network of channel partners throughout the sales process. We also provide our channel partners with marketing assistance, technical training and support. We primarily sell our products and services through our channel partners, including distributors and resellers, which sell to end-user customers, who we refer to in this Annual Report on Form 10-K as our customers. We have a network of over 550 channel partners worldwide, including both resellers and distributors. In 2012, our channel partners originated over 35%, and fulfilled almost 85%, of our sales. We work with many of the world's leading security value-added resellers, and our partners include some of the largest hosting companies for cloud-based deployments.

As of December 31, 2012, we had over 2,200 customers in more than 60 countries. In addition, our solutions are used to protect thousands of organizations through cloud-based deployments with our Software-as-a-Service ("SaaS") customers and our managed security service provider ("MSSP") and hosting partners. Our customers include top telecommunications companies, commercial banks in the United States and Europe, financial data service firms, computer hardware companies and food and drug store companies in the United States and Europe, as well as over 150 government agencies around the world and more than 100 Fortune 1000 companies.

Our net revenue has increased in each of the last three years, growing from $39.3 million in 2009 to $104.2 million in 2012. We have incurred net losses attributable to our stockholders of $7.4 million, $10.3 million and $12.0 million in 2012, 2011 and 2010, respectively. As of December 31, 2012, we had an accumulated deficit of $73.5 million.

Opportunities, Challenges and Risks

We believe that the growth of our business and our future success are dependent upon many factors, including our ability to maintain our technology leadership, improve our sales and marketing, address the needs of smaller enterprises and compete effectively in the marketplace for business security solutions. While each of these areas presents significant opportunities for us, they also pose important challenges and risks that we must successfully address in order to sustain the growth of our business and improve our results of operations.

Maintain Technology Leadership. As a result of the rise in sophisticated attacks by hackers and malicious insiders, the difficulty in complying with regulations governing business data and the growing complexity of, and open access to, data centers, we believe that enterprises are struggling to provide visibility and control over business data that they need to protect. We believe these challenges are driving the need for a new protection layer positioned closely around business data and systems in the data center. We expect that as enterprises recognize the growing risk to high-value business data and the need to comply with increasing regulatory compliance mandates, their spending will increase on solutions designed to control and protect such data. We believe that traditional security and compliance products do not address the evolving needs of enterprises or do not do so adequately, and that this presents us with a large market opportunity. To capitalize on this opportunity, we have introduced and expect that in the future we will need to continue to introduce innovations to our broad business security solutions. We cannot assure you that our products will achieve widespread market acceptance or that we will properly anticipate future customer needs. Moreover, if our products do not satisfy evolving customer requirements, we will not capture the increase in spending that we expect will result from enterprises seeking to secure business data and systems.

Invest in Sales and Marketing. In order to capitalize on the anticipated increase in spending in the business security market, we will need to continue to invest significant resources to further strengthen our existing relationships with channel partners, extend our global network by adding new channel partners and grow our sales and marketing team. Any investments that we make in our sales and marketing will occur in advance of our experiencing any benefits from such investments, and so it may be difficult for us to determine if we are efficiently allocating our resources in this area. We cannot assure you that the investments that we intend to make to strengthen our sales and marketing efforts will enable us to capitalize on the expected increase in spending in the business security market or result in an increase in revenue or an improvement in our results of operations.

Address Needs of Smaller Enterprises. As market awareness of the benefits of a broad business security solution increases, we believe there is a significant opportunity to provide business security solutions to smaller enterprises as they confront increasing security threats and compliance mandates. To capitalize on this opportunity, we intend to increase our business with mid-market enterprises and SMBs by expanding our cloud-based service offerings and our distribution channel. We have made, and may in the future continue to make, significant investments in our cloud-based security products to address the business security needs of mid-market enterprises and SMBs. If our cloud-based security products, which are relatively new, fail to gain broad acceptance with mid-market enterprises and SMBs, our revenue growth, results of operations and competitive position in our industry could suffer.

Compete Effectively. We operate in an intensely competitive market that has witnessed significant consolidation in recent years with large companies acquiring many of our competitors. We track our success rate in competitive sales opportunities against certain competitors, some of which generate higher revenues and have greater market capitalizations than we do, and many of which are more established or have greater name recognition within our industry. Based upon our internal tracking of the results of such competitive sales opportunities, we believe that we have historically competed favorably against our larger competitors, and that we have a proven track record of successfully competing against such larger competitors. Nonetheless, some of our larger competitors have numerous advantages, including, but not limited to, greater financial resources, broader product offerings and more established relationships with channel partners and customers. If we are unable to compete effectively for a share of the business security market, our business, results of operations and financial condition could be materially and adversely affected.

To date, we have incurred, and continue to incur, losses from operations and net losses. However, we believe that our existing cash, cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Further, we expect that, if we successfully execute our business plan and strategy, our loss from operations and our net losses will continue to decline, and that we will reach profitability. Should we need additional cash in the future, we may utilize existing lines of credit, enter into additional lines of credit or raise funds through the sale of equity securities.

Key Metrics of Our Business

We monitor the key financial metrics discussed below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess operational efficiencies.

Net Revenue. We measure our net revenue to assess the acceptance of our products from our customers, our growth in the markets we serve and to help us establish our strategic and operating plans for future periods. We discuss the components of our net revenue in "—Financial Overview— Net Revenue" below.

Gross Margin. We monitor our gross margin to assess the impact on our current and forecasted financial results from any changes to the pricing and mix of products we are selling to our customers.

Loss from Operations. We track our loss from operations to assess how effectively we are planning and monitoring our operations as well as controlling our operational costs, which are primarily driven by headcount.

Cash, Cash Equivalents and Short-term Investments. We evaluate the level of our cash, cash equivalents and short-term investments to ensure we have sufficient liquidity to fund our operations, including the development of future products and product enhancements and the expansion into new sales channels and territories.

Number of Customers. We believe our customer count is a key indicator of our market penetration, the productivity of our sales organization and the value that our products bring to our customer base. We also believe our existing customers represent significant future revenue opportunities for us.

We discuss for the periods presented revenue, gross margin, the components of loss from operations and number of customers further below under "—Segments" and "—Results of Operations", as applicable, and we discuss our cash and cash equivalents under "—Liquidity and Capital Resources."

We also believe that deferred revenue and cash flow from operations are key financial metrics for our business. The components of deferred revenue and cash flow from operations, as well as our rationale for monitoring these metrics, are discussed immediately below this table:

	Years Ended (or as of) December 31,		
	2012	2011	2010
	(in thousands, except percentages and number of customers)		
Net revenue	$ 104,235	$ 78,302	$ 55,382
Gross margin	79.0%	79.3%	77.7%
Loss from operations	(7,104)	(10,006)	(12,315)
Total deferred revenue	46,291	32,925	21,218
Cash, cash equivalents and short-term investments	102,327	97,612	17,655
Net cash provided by (used) in operations	4,467	(6,537)	(1,049)
Number of customers	2,293	1,740	1,309

Deferred Revenue

Our deferred revenue consists of amounts that have been invoiced but that have not yet been recognized as revenue. The majority of our deferred revenue balance consists of the unamortized portion of services revenue from maintenance and support contracts. We monitor our deferred revenue balance because it represents a significant portion of revenue to be recognized in future periods. We also assess the increase in our deferred revenue balance plus revenue we recognized in a particular period as a measure of our sales activity for that period. While the change in our deferred revenue and revenue recognized in a given period comprise the majority of our sales activity during that period, they do not constitute the entire sales activity during the period. Our total sales activity also includes sales of products and services for which we have not yet met the criteria to recognize revenue or add such amounts to our deferred revenue balance. Revenue and deferred revenue from these transactions is recognized or recorded in future periods when we have met the required criteria. We discuss for the periods presented deferred revenue further below under "—Results of Operations."

Net Cash Used in Operations

We monitor cash flow from operations as a measure of our overall business performance. Our cash flow from operations is driven primarily by sales of our products and licenses and, to a lesser extent, from up-front payments from customers under maintenance and support contracts. Our primary uses of cash in operating activities are for personnel-related expenditures, costs of acquiring the hardware used for our appliances, marketing and promotional expenses and costs related to our facilities. Monitoring cash flow from operations enables us to analyze our financial performance without the non-cash effects of certain items such as depreciation and amortization and stock-based compensation expenses, thereby allowing us to better understand and manage the cash needs of our business.

Segments

For financial reporting purposes, we operate as two reportable business segments: (i) Imperva, which is comprised of our financial position and results of operations and those of our wholly-owned subsidiaries; and (ii) Incapsula, which is comprised entirely of the financial position and results of operations of our majority-owned subsidiary. Our Incapsula segment commenced operations in November 2009 and has not generated significant revenue since inception. In discussing our results of operations, we have provided a consolidated discussion and analysis of the revenues from our two segments and, where significant, provided a separate discussion and analysis of the operating expenses of our two segments. See Note 12 of "Notes to Consolidated Financial Statements" for a discussion of our financial information by segment.

Financial Overview

Net Revenue

We derive our revenue from sales and licenses of our products and sales of our services. As discussed further in "—Critical Accounting Policies and Estimates—Revenue Recognition" below, revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collection is probable.

Our net revenue is comprised of the following:

- Products and License Revenue—Product and license revenue is generated from sales of perpetual software licenses installed on hardware appliances or virtual appliances for our SecureSphere Business Security Suite. Our SecureSphere Business Security Suite consists of database security, file security and web application security. We offer multiple hardware appliance versions that accompany our software, each with different throughput capacities. Perpetual software license revenue is generated from sales of our appliances, licenses for additional users and add-on software modules. We also generate a small amount of hardware revenue from sales of spares or replacement appliances, demonstration units and accessories.
- Services Revenue—Services revenue consists of maintenance and support, professional services and training and subscriptions. Maintenance and support revenue is generated from support services that are bundled with appliances and add-on software modules. There are three levels of maintenance and support—Standard, Enhanced and Premium—and these are offered through agreements for one to five-year terms. Maintenance and support includes major and minor when-and-if available software updates; customer care, which includes our designated support engineer and Imperva resident engineer programs; content updates from our advanced security research group, the ADC, and hardware replacement. Subscription revenue is generated from sales of our cloud-based services. Professional services revenue consists of fees we earn related to implementation and consulting services we provide our customers. Training services revenue consists of fees we earn related to training customers and partners on the use of our products. We expect that the services revenue from maintenance and support contracts will continue to grow along with the increase in the size of our installed base.

A majority of our products and services are sold to customers in the Americas, primarily in the U.S., however, a significant portion of our revenue is generated from international sales. See Note 12 of "Notes to Consolidated Financial Statements" for a discussion of our financial information by geographic region. Our revenue by geographic region is as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Americas	$ 61,588	$ 47,851	$ 36,586
EMEA	24,958	18,464	13,492
APAC	17,689	11,987	5,304
Total	$ 104,235	$ 78,302	$ 55,382

Cost of Revenue

Our total cost of revenue is comprised of the following:

- Cost of Products and License Revenue—Cost of products and license revenue is comprised primarily of third-party hardware costs and royalty fees. Our cost of products and license revenue also includes personnel costs related to our operations team, shipping costs and write-offs for excess and obsolete inventory.
- Cost of Services Revenue—Cost of services revenue is primarily comprised of personnel costs of our technical support team, our professional consulting services and training teams and our Security Operations Center ("SOC") team. Cost of services revenue also includes facilities costs, subscription fees and depreciation. We expect that our cost of services revenue will increase in absolute dollars as we increase our headcount.

Operating Expenses

Our operating expenses consist of research and development, sales and marketing and general and administrative expenses. Personnel costs are the most significant component of our operating expenses and consist of wages, benefits and bonuses and, with regard to the sales and marketing expense, sales commissions. Personnel costs also include stock-based compensation. We expect personnel costs to continue to increase in absolute dollars as we hire new employees to continue to grow our business. While our operating expenses have grown on an absolute basis each year, they have decreased as a percentage of revenue. As a result, our operating margins have improved.

Research and Development

Our research and development is focused on maintaining and improving our existing products and on new product development. A majority of our research and development expenses are comprised of personnel costs and, to a lesser extent, facility costs, hardware prototype costs, laboratory expenses and depreciation. We expense research and development costs as incurred. We expect our research and development expenses to increase in absolute dollars as we continue to enhance our existing products and develop new products and services that address the emerging market for business security and regulatory compliance.

Sales and Marketing

Sales and marketing expense is the largest component of our operating expenses and consists primarily of personnel costs, including commissions and travel expenses. Sales and marketing expenses also include costs related to marketing and promotional activities, third-party referral fees and, to a lesser extent, facilities costs and depreciation. We expect our sales and marketing expenses to increase in absolute dollars as we expand our sales and marketing efforts worldwide.

General and Administrative

General and administrative expense consists primarily of personnel costs as well as professional fees, facilities costs and depreciation. General and administrative personnel costs include our executive, finance, purchasing, order entry, human resources, information technology and legal functions. Our professional fees consist primarily of accounting, external legal, information technology and other consulting costs. We expect that our general and administrative expenses will increase on an absolute basis in the near term as we continue to expand our business and incur additional expenses associated with being a publicly traded company. However, we expect general and administrative to decrease as a percentage of revenue.

Other Income (Expense), net

Other income (expense), net is comprised of the following items:

- Interest Income—Interest income consists of interest earned on our cash, cash equivalents and short-term investments. We expect interest income will vary each reporting period depending on our average investment balances during the period and market interest rates.
- Interest Expense—Interest expense consists of interest accrued or paid on debt obligations.
- Foreign Currency Forward Contract Gains (Losses)—Foreign currency forward contract gains and losses pertain to the ineffective portion of derivative instruments designated as hedges and changes in fair value of derivatives not designated as hedges that we have entered into primarily to manage our exposure to the variability in expected future expenses resulting from changes in foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes. We expect our foreign currency forward contract gains (losses) to continue to fluctuate in the future due to changes in foreign currency exchange rates for derivatives not designated as hedges.
- Foreign Currency Exchange Gains (Losses)—Foreign currency exchange gains and losses relate to transactions denominated in currencies other than the U.S. Dollar.
- Warrant Liability Gain (Losses)—Our outstanding convertible preferred stock warrants were classified as a liability on our consolidated balance sheets and, as such, were remeasured to fair value at each balance sheet date with the corresponding gain or loss from the adjustment recorded as other income (expense), net. Following the completion of our initial public offering in November 2011, outstanding warrants were automatically converted into warrants to purchase common stock and, upon such conversion, were no longer classified as a liability on our consolidated balance sheet.

Provision for Income Taxes

We operate in several tax jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business including the United States and Israel. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to U.S. income tax if such earnings are distributed to the U.S. To date, we have incurred net losses and have recorded insignificant U.S. federal or state income tax expense. Our tax expense to date relates primarily to foreign income taxes, mainly from our Israeli activities.

Results of Operations

The following table is a summary of our consolidated statements of operations in dollars and as a percentage of our total net revenue. We have derived the data for the years ended December 31, 2012, 2011 and 2010 from our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

	Years Ended December 31,					
	2012		2011		2010	
	Amount	% of Net Revenue	Amount	% of Net Revenue	Amount	% of Net Revenue
	(dollars in thousands)					
Statement of Operations Data:						
Net revenue:						
Products and license	$ 59,490	57.1	$ 47,600	60.8	$ 34,479	62.3
Services:						
Maintenance and support	33,647	32.3	24,497	31.3	18,064	32.5
Professional services and training	6,428	6.1	4,730	6.0	2,465	4.5
Subscriptions	4,670	4.5	1,475	1.9	374	0.7
Total services	44,745	42.9	30,702	39.2	20,903	37.7
Total net revenue	104,235	100.0	78,302	100.0	55,382	100.0
Cost of revenue:						
Products and license	$ 8,530	8.2	$ 6,711	8.6	$ 5,905	10.7
Services	13,374	12.8	9,510	12.1	6,428	11.6
Total cost of revenue	21,904	21.0	16,221	20.7	12,333	22.3
Gross profit	82,331	79.0	62,081	79.3	43,049	77.7
Operating expenses:						
Research and development	$ 20,555	19.7	$ 17,598	22.5	$ 13,214	23.9
Sales and marketing	53,509	51.3	42,682	54.5	34,168	61.7
General and administrative	15,371	14.7	11,807	15.1	7,982	14.4
Total operating expenses	89,435	85.8	72,087	92.1	55,364	100.0
Loss from operations	(7,104)	(6.8)	(10,006)	(12.8)	(12,315)	(22.3)
Other income (expense), net	(243)	(0.2)	(190)	(0.2)	474	0.8
Loss before provision for income taxes	(7,347)	(6.9)	(10,196)	(13.0)	(11,841)	(21.5)
Provision for income taxes	545	0.6	662	0.8	527	0.8
Net loss	(7,892)	(7.6)	(10,858)	(13.8)	(12,368)	(22.3)
Loss attributable to noncontrolling interest	505	0.5	589	0.7	355	0.6
Net loss attributable to Imperva, Inc. stockholders	$ (7,387)	(7.1)	$(10,269)	(13.1)	$ (12,013)	(21.7)

Comparison of the Years Ended December 31, 2012 and 2011

Net Revenue

	Years Ended December 31,				Change	
	2012		2011			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Amount	%
	(dollars in thousands)					
Net revenue:						
Products and license	$ 59,490	57.1	$ 47,600	60.8	$ 11,890	25.0%
Services:						
Maintenance and Support	33,647	32.3	24,497	31.3	9,150	37.4%
Professional Services and training	6,428	6.1	4,730	6.0	1,698	35.9%
Subscriptions	4,670	4.5	1,475	1.9	3,195	216.6%
Total Services	44,745	42.9	30,702	39.2	14,043	45.7%
Total net revenue	$ 104,235	100.0	$ 78,302	100.0	$ 25,933	33.1%
Americas	$ 61,588	59.1	$ 47,851	61.1	$ 13,737	28.7%
EMEA	24,958	23.9	18,464	23.6	6,494	35.2%
APAC	17,689	17.0	11,987	15.3	5,702	47.6%
Total net revenue	$ 104,235	100.0	$ 78,302	100.0	$ 25,933	33.1%

Our net revenue increased by $25.9 million, or 33.1%, to $104.2 million during the year ended December 31, 2012 from $78.3 million during the year ended December 31, 2011 due to growth in products and license revenue and services revenue. This revenue growth reflects the increasing demand for our product and service offerings consistent with our business plan and expectations for growth. The Americas region contributed the largest portion of this growth with a $13.7 million increase, or approximately a 28.7% change over the same period in 2011. In addition, an increase in our international sales personnel resulted in increases in revenue in EMEA and APAC of $6.5 million and $5.7 million, or approximately a 35.2% and 47.6% change, respectively, over the same period in 2011.

Products and license revenue increased by $11.9 million, or 25.0%, to $59.5 million during the year ended December 31, 2012 from $47.6 million during the year ended December 31, 2011. The change in product and license revenue was driven by a significant increase in product sales, primarily in the Americas region in the year ended December 31, 2012 compared to the year ended December 31, 2011. This increase was due to increased sales volume of our products.

Services revenue increased by $14.0 million, or 45.7%, to $44.7 million during the year ended December 31, 2012 from $30.7 million during the year ended December 31, 2011. During the year ended December 31, 2012, our services revenue was comprised of $33.6 million of maintenance and support, $6.4 million of professional services and training and $4.7 million of subscriptions. The change in services revenue in the year ended December 31, 2012 from the year ended December 31, 2011 was primarily due to an increase of $9.2 million in maintenance and support revenue resulting from our larger installed base, $3.2 million in subscriptions revenue from our cloud-based services including ThreatRadar, which was launched in the first quarter of 2010, and $1.7 million in professional services and training revenues due primarily to an increase in the number of implementation projects.

Gross Profit

	Years Ended December 31,				
	2012		2011		
	Amount	Gross Margin	Amount	Gross Margin	% Change
	(dollars in thousands)				
Products and license gross profit	$ 50,960	85.7%	$ 40,889	85.9%	(0.2)
Services gross profit	31,371	70.1%	21,192	69.0%	1.1
Total gross profit	$ 82,331	79.0%	$ 62,081	79.3%	(0.3)

Total gross margin decreased 0.3 percentage points from 79.3% during the year ended December 31, 2011 to 79.0% during the year ended December 31, 2012 primarily due to a decrease in products and license gross margin of 0.2 percentage points in the year ended December 31, 2012 compared to the same period in 2011. The decrease in products and license gross margin was primarily due to an increase in third party licensing fees for certain products and licenses during the year ended December 31, 2012. The 1.1 percentage point increase in services gross margin was mostly due to higher maintenance and subscriptions revenue which better leveraged the internal cost structure to support these services.

Operating Expenses

	Years Ended December 31,				Change	
	2012		2011			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Amount	%
			(dollars in thousands)			
Operating expenses:						
Research and development	$ 20,555	19.7	$ 17,598	22.5	$ 2,957	16.8
Sales and marketing	53,509	51.4	42,682	54.5	10,827	25.4
General and administrative	15,371	14.7	11,807	15.1	3,564	30.2
Total operating expenses	$ 89,435	85.8	$ 72,087	92.1	$ 17,348	24.1

Results above include stock-based compensation expense of:

	Years Ended December 31,		Change
	2012	2011	
	(dollars in thousands)		
Research and development	$ 1,227	$ 130	$ 1,097
Sales and marketing	2,543	412	2,131
General and administrative	1,729	1,067	662
	$ 5,499	$ 1,609	$ 3,890

Research and development expenses increased by $3.0 million, or 16.8%, to $20.6 million during the year ended December 31, 2012 from $17.6 million during the year ended December 31, 2011. The change was primarily attributable to an increase of $2.3 million in personnel costs due to additional research and development personnel being hired to support our ongoing product development efforts. In addition, facility and depreciation expenses increased by $0.5 million.

Sales and marketing expenses increased by $10.8 million, or 25.4%, to $53.5 million during the year ended December 31, 2012 from $42.7 million during the year ended December 31, 2011. The change was due to an increase of $7.3 million in personnel costs due to increased headcount in all regions in an effort to help drive our overall revenue growth, $1.6 million in travel expenses, $1.4 million in promotional and other sales and marketing related expenses, and $0.4 million in Incapsula marketing expenses.

General and administrative expenses increased by $3.6 million, or 30.2%, to $15.4 million during the year ended December 31, 2012 from $11.8 million during the year ended December 31, 2011. The change was primarily due to an increase of $2.2 million in professional fees associated with public company costs, such as accounting and legal fees and directors and officers insurance. Additionally, there was an increase of $1.2 million in personnel costs, including stock-based compensation, related to increased headcount to support the growth and operations of our business and to support operating as a public company.

Loss from Operations

Years Ended December 31,			
2012	2011	Change	% Change
		(dollars in thousands)	
$ (7,104)	$ (10,006)	$ 2,902	29.0%

Our loss from operations decreased by $2.9 million, or 29.0%, from $10.0 million during the year ended December 31, 2011 to $7.1 million during the year ended December 31, 2012. Our gross profit increased by $20.2 million during the year ended December 31, 2012 due to higher net revenues. This gross profit increase was partially offset by increased sales and marketing costs of $10.8 million to expand our global sales efforts, increased general and administrative costs of $3.6 million primarily related to professional fees associated with public company costs, such as accounting and legal fees and directors and officers insurance, and personnel costs related to the increased global scope and operations of our business. In addition, we had increased research and development personnel costs of $3.0 million from hiring to support our ongoing product development efforts. The increase in operating expenses during the year ended December 31, 2012 was due to the aforementioned headcount increases to support the increase in scope and global reach of our business and additional costs to operate as a public company.

Other Income (Expense), Net

Years Ended December 31,		Change	
2012	2011	Amount	%
	(dollars in thousands)		
$ (243)	$ (190)	$ (53)	-27.9%

Other income (expense), net, decreased approximately $0.1 million, or 27.9% during the year ended December 31, 2012 as compared to 2011. The change was primarily due to an increase of $0.7 million in foreign currency exchange losses, net, an increase of $0.4 million in interest income and a decrease in convertible preferred stock warrant losses of $0.2 million in the year ended December 31, 2012.

Provision for Income Taxes

	Years Ended December 31,		Change	
	2012	2011	Amount	%
		(dollars in thousands)		
Provision for income taxes	$ 545	$ 662	$ (117)	-17.7%
Effective tax rate	-7.4%	-6.5%		

The provision for income taxes for the year ended December 31, 2012 and 2011 were comprised primarily of foreign income taxes. The decrease in the provision for income taxes in the year ended December 31, 2012 compared with the year ended December 31, 2011 was primarily attributable to a reduction in the valuation allowance against certain U.S. federal deferred tax assets.

Deferred Revenue

	As of December 31,		Change	
	2012	2011	Amount	%
		(dollars in thousands)		
Total deferred revenue	$ 46,291	$ 32,925	$ 13,366	40.6%

Deferred revenue increased by $13.4 million, or 40.6%, to $46.3 million as of December 31, 2012 from $32.9 million as of December 31, 2011. The growth in our deferred revenue was primarily attributable to an increase in our installed base of products and licenses worldwide and resulting renewals of maintenance and support agreements, as well as new sales of subscription and maintenance and support agreements.

Number of Customers

	As of December 31,		Change	
	2012	2011	Amount	%
Number of customers	2,293	1,740	553	31.8%

Our number of customers increased by 553, or 31.8%, to 2,293 as of December 31, 2012 from 1,740 as of December 31, 2011. Our growth in customer count was driven by increasing market acceptance of our products as well as an increase in our global sales and services and support organizations from 181 people as of December 31, 2011 to 238 as of December 31, 2012. The growth in our sales and service and support organizations was consistent with our plans to continue expanding our global sales and support coverage, in particular our channel partner sales and support teams. The increases in our sales and support organizations allowed us to target new customers while continuing to support existing customers across all of our geographies.

Comparison of the Years Ended December 31, 2011 and 2010

Net Revenue

	Years Ended December 31,					
	2011		2010		Change	
	Amount	% of Net Revenue	Amount	% of Net Revenue	Amount	%
	(dollars in thousands)					
Net revenue by type:						
Products and license	$ 47,600	60.8	$ 34,479	62.3	$ 13,121	38.1
Services:						
Maintenance and support	24,497	31.3	18,064	32.5	6,433	35.6
Professional services and training	4,730	6.0	2,465	4.5	2,265	91.9
Subscriptions	1,475	1.9	374	0.7	1,101	294.4
Total services	30,702	39.2	20,903	37.7	9,799	46.9
Total net revenue	$ 78,302	100.0	$ 55,382	100.0	$ 22,920	41.4
Net revenue by geographic region:						
Americas	$ 47,851	61.1	$ 36,586	66.0	$ 11,265	30.8
EMEA	18,464	23.6	13,492	24.4	4,972	36.9
Asia Pacific	11,987	15.3	5,304	9.6	6,683	126.0
Total net revenue	$ 78,302	100.0	$ 55,382	100.0	$ 22,920	41.4

Our net revenue increased by $22.9 million, or 41.4%, to $78.3 million during the year ended December 31, 2011 from $55.4 million during the year ended December 31, 2010 due to growth in products and license revenue and services revenue. This revenue growth reflects the increasing demand for our product and service offerings consistent with our business plan and expectations for growth. The Americas region contributed the largest portion of this growth with an $11.3 million increase, or approximately a 30.8% change over the same period in 2010. In addition, increases in our sales personnel focused on the Asia Pacific region resulted in an increase in revenue in Asia Pacific of $6.7 million, or approximately a 126.0% change over the same period in 2010.

Products and license revenue increased by $13.1 million, or 38.1%, to $47.6 million during the year ended December 31, 2011 from $34.5 million during the year ended December 31, 2010. The change in product and license revenue was driven by a significant increase in product sales, primarily in the Americas region in the year ended December 31, 2011 compared to the year ended December 31, 2010. This increase was due to increased sales volume of our products.

Services revenue increased by $9.8 million, or 46.9%, to $30.7 million during the year ended December 31, 2011 from $20.9 million during the year ended December 31, 2010. During the year ended December 31, 2011, our services revenue was comprised of $24.5 million in maintenance and support, $4.7 million in professional services and training and $1.5 million in subscriptions. The change in services revenue in the year ended December 31, 2011 from the year ended December 31, 2010 was primarily due to an increase of $6.4 million in maintenance and support revenue resulting from our larger installed base, $2.3 million in professional services and training revenues due primarily to an increase in the number of implementation projects and $1.1 million in subscriptions revenue from our ThreatRadar product, which was launched in the first quarter of 2010.

Gross Profit

	Years Ended December 31,				
	2011		2010		
	Amount	Gross Margin	Amount	Gross Margin	% Change
	(dollars in thousands)				
Products and license gross profit	$ 40,889	85.9%	$ 28,574	82.9%	3.0
Services gross profit	21,192	69.0%	14,475	69.2%	(0.2)
Total gross profit	$ 62,081	79.3%	$ 43,049	77.7%	1.6

Total gross margin increased 1.6 percentage points from 77.7% during the year ended December 31, 2010 to 79.3% during the year ended December 31, 2011 primarily due to an increase in products and license gross margin of 3.0 percentage points in the year ended December 31, 2011 compared to the same period in 2010. The change was primarily due to a continued shift in product mix towards higher throughput appliances, which generally have higher gross margins. The 0.2 percentage point decrease in services gross margin was mostly due to higher use of outside contractors, which tend to be more costly than our internal service personnel, in order to support the growth of our services revenue.

Operating Expenses

	Years Ended December 31,				Change	
	2011		2010			
	Amount	% of Net Revenue	Amount	% of Net Revenue	Amount	%
	(dollars in thousands)					
Operating expenses:						
Research and development	$ 17,598	22.5	$ 13,214	23.9	$ 4,384	33.2
Sales and marketing	42,682	54.5	34,168	61.7	8,514	24.9
General and administrative	11,807	15.1	7,982	14.4	3,825	47.9
Total operating expenses	$ 72,087	92.1	$ 55,364	100.0	$ 16,723	30.2

Results above include stock-based compensation expense of:

	Years Ended December 31,		Change
	2011	2010	
	(dollars in thousands)		
Research and development	$ 130	$ 66	$ 64
Sales and marketing	412	257	155
General and administrative	1,067	273	794
	$ 1,609	$ 596	$ 1,013

Research and development expenses increased by $4.4 million, or 33.2%, to $17.6 million during the year ended December 31, 2011 from $13.2 million during the year ended December 31, 2010. The change was primarily attributable to an increase of $2.6 million in personnel costs due to additional research and development personnel being hired to support our ongoing product development efforts. The change was also partly due to an increase of $0.7 million in Incapsula costs mainly due to it increasing its headcount during the year ended December 31, 2011. In addition, facility and depreciation expenses increased by $0.9 million.

Sales and marketing expenses increased by $8.5 million, or 24.9%, to $42.7 million during the year ended December 31, 2011 from $34.2 million during the year ended December 31, 2010. The change was due to an increase of $6.2 million in personnel costs due to increased headcount in all regions in an effort to help drive our overall revenue growth, $1.4 million in promotional and other marketing related expenses, $0.3 million in travel expenses, and $0.2 million in Incapsula marketing expenses. In addition, facility and depreciation expenses increased by $0.3 million.

General and administrative expenses increased by $3.8 million, or 47.9%, to $11.8 million during the year ended December 31, 2011 from $8.0 million during the year ended December 31, 2010. The change was primarily due to an increase of $3.3 million in personnel costs, including stock-based compensation, related to increased headcount to support the growth and operations of our business and to support our planned initial public offering, and $0.3 million in increased facility and depreciation expenses.

Loss from Operations

Years Ended December 31,				Change			
2011		2010		Amount		%	
(dollars in thousands)							
$	(10,006)	$	(12,315)	$	2,309	18.7%	

Our loss from operations decreased by $2.3 million, or 18.7%, from $12.3 million during the year ended December 31, 2010 to $10.0 million during the year ended December 31, 2011. Our gross profit increased by $19.0 million during the year ended December 31, 2011 due to higher net revenues. This gross profit increase was partially offset by increased sales and marketing costs of $8.5 million to expand our global sales efforts, increased research and development personnel costs of $4.4 million from planned hiring to support our ongoing product development efforts, and an increase of $3.8 million of general and administrative costs primarily related to personnel costs related to the increased global scope and operations of our business. The increase in operating expenses during the year ended December 31, 2011 was consistent with our planned headcount increases to support the increase in scope and global reach of our business.

Other Income (Expense), Net

Other (expense), net, was $(0.2) million during the year ended December 31, 2011 compared to other income, net, of $0.5 million during the year ended December 31, 2010. The change was primarily due to a decrease of $0.3 million in forward foreign exchange contract gains, net, a decrease of $0.1 million in interest income and an increase in convertible preferred stock warrant losses of $0.2 million in the year ended December 31, 2011.

Provision for Income Taxes

	Years Ended December 31,		Change	
	2011	2010	Amount	%
	(dollars in thousands)			
Provision for income taxes	$ 662	$ 527	$ 135	25.6
Effective tax rate	(6.5)%	(4.5)%		

The provisions for income taxes for the year ended December 31, 2010 and 2011 are comprised primarily of foreign income taxes. The increase in the provision for income taxes in the year ended December 31, 2011 compared with the year ended December 31, 2010 was primarily attributable to an increase in income in our foreign operations.

Deferred Revenue

	As of December 31,		Change	
	2011	2010	Amount	%
	(dollars in thousands)			
Total deferred revenue	$ 32,925	$ 21,218	$ 11,707	55.2

Deferred revenue increased by $11.7 million, or 55.2%, to $32.9 million as of December 31, 2011 from $21.2 million as of December 31, 2010. The growth in our deferred revenue was primarily attributable to an increase in our installed base of products and licenses worldwide and new sales, as well as renewals, of maintenance and support agreements for our installed base of products and licenses.

Number of Customers

	As of December 31,		Change	
	2011	2010	Amount	%
Number of customers	1,740	1,309	431	32.9

Our number of customers increased by 431, or 32.9%, to 1,704 as of December 31, 2011 from 1,309 as of December 31, 2010. Our growth in customer count was driven by increasing market acceptance of our products as well as an increase in our global sales organization from 120 people as of December 31, 2010 to 131 as of December 31, 2011. The growth in our sales organization was consistent with our plans to continue expanding our global sales coverage, in particular our channel partner sales and support teams. This increase allowed us to target additional customers across all of our geographies, particularly in the Asia Pacific region.

Liquidity and Capital Resources

To date, we have satisfied our capital and liquidity needs through sales of our products and services, our initial public offering of common stock, and private placements of convertible preferred stock. We have incurred significant losses as we continue to expand our business. Our cash flow from operating activities will continue to be affected principally by the extent to which our revenue exceeds or does not exceed any increase in spending on personnel to support the growth of our business. Our largest source of operating cash flow is cash collections from our customers.

Capital Resources

As of December 31, 2012, we had $102.3 million of cash, cash equivalents and short-term investments, $2.6 million of which is held outside of the United States and not presently available to fund domestic operations and obligations. If we were to repatriate cash held outside of the United States, we could be subject to U.S. income taxes on such amounts, less any previously paid foreign income taxes. Our cash, cash equivalents and short-term investments have increased from $17.7 million as of December 31, 2010 to $102.3 million as of December 31, 2012. This increase is primarily the result of our initial public offering of common stock in November 2011 in which we raised $86.2 million, after deducting underwriters' discounts and offering expenses. This amount was partially offset by our losses from operations as we continued to fund our investments in growth, including the development of future products and product enhancements, and expanded into new sales channels and geographies. We believe our existing cash, cash equivalents and short-term investments will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. Our future capital requirements may vary materially from those currently planned and will depend on many factors, including, among other things, market acceptance of our products, the cost of our research and development activities, the acquisition of other businesses and overall economic conditions.

As of December 31, 2012, we had no amounts outstanding under our credit facility agreement with a financial institution. The credit facility agreement, as amended, provides for borrowing capacity up to $6.0 million and contains a minimum cash and cash equivalents balance covenant of $3.0 million. The credit facility expires on May 1, 2014. As of December 31, 2012, we were compliant with the covenant under the credit facility.

Cash Flows

The following summary of our cash flows for the periods indicated has been derived from our consolidated financial statements which are included elsewhere in this Annual Report on Form 10-K:

	Years Ended December 31,		
	2012	2011	2010
		(dollars in thousands	
Net cash provided by (used in) operating activities	$ 4,467	$ (6,537)	$ (1,049)
Net cash used in investing activities	(45,574)	(1,642)	(4,573)
Net cash provided by financing activities	$ 4,230	$ 87,856	$ 3,274

Cash Flows from Operating Activities

We have historically experienced negative cash flow from operations as we have continued to expand our business although we did generate $4.5 million in cash flow from operations during the year ended December 31, 2012. Our largest uses of cash from operating activities are for employee related expenditures. Our primary source of cash flow from operating activities is cash receipts from customers. Our cash flow from operations will continue to be affected principally by the extent to which we grow our revenues and increase our headcount, primarily in our sales and marketing and research and development functions, in order to grow our business.

Net cash provided by operating activities of $4.5 million for the year ended December 31, 2012 reflected a net loss of $7.9 million, adjusted for non-cash charges of $8.3 million, as well as a net change of $4.1 million in our net operating assets and liabilities. The net change in our operating assets and liabilities was primarily the result of a $13.4 million increase in our deferred revenue, which represents unearned amounts billed to our customers, resulting from our larger installed base combined with strong maintenance and support renewal rates from our existing customers. This change was partially offset by an increase in accounts receivable of $9.8 million.

Net cash used in operating activities of $6.5 million for the year ended December 31, 2011 reflected a net loss of $10.9 million, partially offset by non-cash charges of $3.5 million, as well as a net change of $0.8 million in our net operating assets and liabilities. The net change in our operating assets and liabilities was the result of an increase in accounts receivable of $12.6 million partially offset by an $11.7 million increase in our deferred revenue, which represents unearned amounts billed to our customers, resulting from our larger installed base combined with strong maintenance and support renewal rates from our existing customers.

Net cash used in operating activities of $1.0 million for 2010 reflected a net loss of $12.4 million, partially offset by a net change of $9.5 million in our net operating assets and liabilities and aggregate non-cash charges of $1.8 million. The net change in our operating assets and liabilities was primarily a result of a $7.8 million increase in our deferred revenue, a $1.5 million increase in accrued compensation and benefits, a $2.0 million increase in accrued and other current liabilities, partially offset by an increase in accounts receivable of $0.7 million, an increase in prepaid expenses and other current assets of $0.7 million, and a decrease in accounts payable of $0.6 million. Non-cash charges included $1.2 million of depreciation and amortization and $0.6 million of stock-based compensation.

Cash Flows from Investing Activities

Our investing activities consist primarily of expenditures to purchase property and equipment and purchases and sales of investments. During the year ended December 31, 2012, cash used in investing activities was $45.6 million, primarily as a result of $41.9 in net purchases of short-term investments in addition to $3.3 million in net purchases of property and equipment.

During the year ended December 31, 2011, cash used in investing activities was $1.6 million, primarily as a result of $1.5 million in capital expenditures.

In 2010, cash used in investing activities of $4.6 million was primarily attributable to $2.9 million in capital expenditures, a $0.9 million increase in restricted cash relating to our purchase commitments and $0.8 million in net purchases of short-term investments.

Cash Flows from Financing Activities

Net cash provided by financing activities was $4.2 million for the year ended December 31, 2012 as a result of proceeds from the issuance of common stock.

Net cash provided by financing activities was $87.9 million for the year ended December 31, 2011 which primarily resulted from the $86.2 million of net proceeds of our November 2011 initial public offering of common stock, after deducting underwriters' discounts and offering expenses, issuance of shares of restricted common stock of $1.0 million, proceeds from the exercise of stock options of $0.7 million and proceeds from the sale of common stock of $0.5 million. These amounts were partially offset by net repayments on our revolving credit facility of $0.5 million.

In 2010, cash provided by financing activities was $3.3 million, which consisted of $2.8 million in proceeds from the issuance of restricted stock, $0.6 million in proceeds from the exercise of stock options, and $0.5 million in borrowings on our revolving credit facility, partially offset by $0.6 million in repayments on the convertible promissory note that Incapsula entered into in November 2009 with our Chief Executive Officer.

For a description of our issuance of restricted stock and transactions with Incapsula, see "Certain Relationships and Related Person Transactions."

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") and include our accounts and the accounts of our wholly-owned subsidiaries and Incapsula, our majority owned subsidiary. The preparation of our consolidated financial statements requires our management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the applicable periods. Management bases its estimates, assumptions and judgments on historical experience and on various other factors that they believe to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change the results from those reported. Our management evaluates its estimates, assumptions and judgments on an ongoing basis.

The critical accounting policies requiring estimates, assumptions, and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

Our management must make significant judgments and estimates to determine revenue to be recognized in any accounting period. Material differences may result in the amount and timing of our revenue for any period if our management makes different judgments or utilizes different estimates.

We derive revenue from two sources: (i) products and license revenue, which includes hardware and perpetual software license revenue and (ii) services revenue, which includes maintenance, professional services, training and subscription arrangements. Substantially all of product and license sales have been sold in combination with maintenance services. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery or performance has occurred; the sales price is fixed or determinable; and collection is reasonably assured.

We define each of the four criteria above as follows:

- Persuasive evidence of an arrangement exists. Evidence of an arrangement consists of a purchase order issued pursuant to the terms and conditions of a distributor or value-added reseller agreement and, in limited cases, an end user agreement and/or purchase order.
- Delivery or performance has occurred. We use shipping and related documents, or written evidence of customer acceptance, when applicable, to verify delivery or performance. We recognize product revenue upon transfer of title and risk of loss, which primarily is upon shipment to value-added resellers, distributors or end users. In most instances, we do not have significant obligations for future performance, such as customer acceptance provisions, rights of return or pricing credits, associated with our sales. In instances where final acceptance of the product or service is specified by the customer, revenue is deferred until all acceptance criteria have been met.
- The sales price is fixed or determinable. We assess whether the sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment. Standard payment terms to customers range from 30 to 90 days. In the event payment terms are provided that differ from our standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized when the payments become due, provided the remaining criteria for revenue recognition have been met.
- Collection is reasonably assured. We assess probability of collection on a customer-by-customer basis. Our customers are subjected to a credit review process that evaluates their financial condition and ability

to pay for products and services. If we conclude that collection is not reasonably assured based upon an initial review, we do not recognize revenue until payment is received.

Maintenance and subscription revenue includes arrangements for software maintenance and technical support for our products and subscription services revenue primarily related to our cloud-based services. The terms of our subscription service arrangements do not provide customers the right to take possession of the related software. Maintenance is offered under renewable, fee-based contracts, which include technical support, hardware repair and replacement parts, bug fixes, patches and unspecified upgrades on a when-and-if-available basis. Maintenance and subscription revenue is initially deferred and recognized ratably over the life of the contract, with the related expenses recognized as incurred. Maintenance and subscription contracts usually have a term of one to five years. Unearned maintenance and subscription revenue is included in deferred revenue.

Professional service revenue primarily consists of the fees we earn related to installation and consulting services. We recognize revenue from professional services upon delivery or completion of performance. Professional service arrangements are typically short term in nature and are largely completed within 90 days from the start of service.

Training services are recognized upon delivery of the training.

Multiple Element Arrangements

In October 2009, the Financial Accounting Standards Board ("FASB") amended the accounting standards for revenue recognition to remove from the scope of industry-specific software revenue recognition guidance any tangible products containing software components and non-software components that operate together to deliver the product's essential functionality. In addition, the FASB amended the accounting standards for multiple element revenue arrangements not within the scope of industry-specific software revenue recognition guidance to:

- Provide updated guidance on whether multiple elements exist, how the elements in an arrangement should be separated, and how the arrangement consideration should be allocated to the separate elements;
- Implement a price hierarchy, where the selling price for an element is based on vendor-specific objective evidence ("VSOE"), if available; third-party evidence ("TPE"), if available and VSOE is not available; or the best estimate of selling price ("BESP"), if neither VSOE nor TPE is available; and
- Eliminate the use of the residual method and require an entity to allocate arrangement consideration using the relative selling price method.

This guidance did not change the units of accounting for our revenue transactions. Our non-software products and services qualify as separate units of accounting because they have value to the customer on a stand-alone basis and our revenue arrangements do not include a general right of return for delivered products. Most of our products are hardware appliances containing software components that function together to provide the essential functionality of the product. Therefore, our hardware appliances are considered non-software deliverables and have been removed from the industry-specific software revenue recognition guidance.

Our product revenue also includes revenue from the sale of stand-alone software products. Stand-alone software may operate on our hardware appliance, but is not considered essential to the functionality of the hardware and continues to be subject to the industry-specific software revenue recognition guidance, which remains unchanged.

Certain of our stand-alone software when sold with hardware appliances is considered essential to the functionality and as a result is no longer accounted for under industry-specific software revenue recognition guidance; however, this same software when sold separately is accounted for under the industry-specific software revenue recognition guidance. Additionally, we provide unspecified software upgrades for our products, on a when-and-if available basis, through maintenance and support contracts. To the extent that the software being supported is not considered essential to the functionality of the hardware, these support arrangements would continue to be subject to the industry specific software revenue recognition guidance.

For stand-alone software sales after December 31, 2009 and for all transactions entered into prior to January 1, 2010, we recognize revenue based on software revenue recognition guidance. Under the software revenue recognition guidance, we use the residual method to recognize revenue when a product agreement includes one or more elements to be delivered at a future date and VSOE of the fair value of all undelivered elements exists. In the majority of our contracts, the only element that remains undelivered at the time of delivery of the product is maintenance and support services. Under the residual method, VSOE of the fair value of the undelivered elements is deferred and the remaining portion of the contract fee is recognized as product revenue. If evidence of VSOE of the fair value of one or more undelivered elements does not exist, all revenue is generally deferred and recognized when delivery of those elements occurs or when fair value can be established.

For all other transactions originating or materially modified after December 31, 2009, we recognize revenue in accordance with the amended accounting guidance. For certain arrangements with multiple deliverables, we allocate the arrangement fee to the non-software element based upon the relative selling price of such element and, if software and software-related (e.g., maintenance and support for the software element) elements are also included in the arrangement, we allocate the arrangement fee to each of those software and software-related elements as a group. After such allocations are made, the amount of the arrangement fee allocated to the software and software-related elements is accounted for using the residual method. When applying the relative selling price method, we determine the selling price for each element using VSOE of selling price, if it exists, or if not, TPE of selling price, if it exists. If neither VSOE nor TPE of selling price exist for an element, we use our BESP for that element. The revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for that element. We limit the amount of revenue recognized for delivered elements to the amount that is not contingent on the future delivery of products or services, or subject to our future performance obligation.

Consistent with our methodology under previous accounting guidance, VSOE of fair value for elements of an arrangement is based upon the normal pricing and discounting practices for those services when sold separately. In determining VSOE, we require that a substantial majority of the selling prices for a service fall within a reasonably narrow pricing range, evidenced by a substantial majority of such historical stand-alone transactions falling within a reasonably narrow range. In addition, we consider major service groups and geographies in determining VSOE.

We are typically not able to determine TPE for our products or services. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, our go-to-market strategy differs from that of our peers and our offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, we are unable to reliably determine what similar competitor products' selling prices are on a stand-alone basis.

When we are unable to establish the selling price of our non-software deliverables using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service were sold on a stand-alone basis. We determine BESP for the purposes of allocating the arrangement by reviewing external and internal market factors including, but not limited to, pricing practices including discounting, the geographies in which we offer our products and services, the type of customer (i.e., distributor, value added reseller or direct end user) and competition. Additionally, we consider historical transactions, including transactions whereby the deliverable was sold on a stand-alone basis. The determination of BESP is made through consultation with and approval by our management. Selling prices are analyzed on a quarterly basis to identify if we have experienced significant changes in our selling prices.

For our non-software deliverables we allocate the arrangement consideration based on the relative selling price of the deliverables. For our hardware appliances we use BESP as the selling price as we have no history of selling our hardware appliances separately. For our maintenance and support and professional services and training, we primarily use VSOE as the selling price and when we are unable to establish selling price using VSOE, we used BESP.

Stock-Based Compensation

We recognize compensation costs related to stock option, employee stock purchase plan, restricted stock unit, or RSU, and shares of restricted stock grants to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. For stock option and employee stock purchase plan grants, we estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option-pricing model. The fair value of RSUs is determined using the closing price of the Company's stock on the date of grant. The grant date fair value of the stock-based awards is generally recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective awards.

The fair value of the option and employee stock purchase plan awards during 2012, 2011 and 2010 were calculated using the Black-Scholes option pricing model with the following weighted-average assumptions:

	Years Ended December 31,		
	2012	2011	2010
Option grants:			
Expected dividend rate	0%	0%	0%
Risk-free interest rate	1.0%	1.7%	2.2%
Expected term (in years)	6.0	5.4	6.1
Expected volatility	48%	49%	51%
ESPP grants:			
Dividend rate	0%	—	—
Risk-free interest rate	0.1%	—	—
Expected term (in years)	0.5	—	—
Expected volatility	39%	—	—

The Black-Scholes options pricing model requires the use of highly subjective and complex assumptions which determine the fair value of share-based awards, including the grant's expected term and the price volatility of the underlying stock. These assumptions include:

Expected Term. The expected term represents the period over which the stock-based awards are expected to be outstanding. For option grants that are considered to be "plain vanilla," we used the simplified method to determine the expected term as set forth in the guidance provided by the U.S. Securities and Exchange Commission. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options. For option grants that are not considered "plain vanilla," the expected term is based on historical option exercise behavior and post-vesting cancellations of options by employees. For ESPP grants, the expected term is based on the length of the offering period, which is six months.

Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to each award's expected term.

Expected Volatility. Since we do not have a sufficient trading history of our common stock, the expected volatility was derived from the average historic volatilities of several unrelated public companies within our industry that we considered to be comparable to our business over a period equivalent to the expected term of the stock option grants and the offering period for ESPP grants.

Expected Dividend. The expected dividend was assumed to be zero as we have never paid dividends and have no current plans to do so.

In addition to assumptions used in the Black-Scholes option pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation for expense related to our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the stock-based compensation expense recognized in the financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the stock-based compensation expense recognized in the financial statements.

We will continue to use judgment in evaluating the expected term, expected volatility and forfeiture rate related to our own stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to the estimates of our expected volatility, expected terms and forfeiture rates, which could materially impact our future stock-based compensation expense.

Long-Lived Assets

Property and equipment are stated at cost less accumulated depreciation on our consolidated balance sheets. Depreciation on property and equipment is calculated using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful life of our property and equipment in order to determine depreciation expense to be recorded each reporting period based on similar assets purchased in the past and our historical experience with such similar assets, or asset group, as well as anticipated technological or market changes. The estimated useful life of our property and equipment directly impacts the timing of when our depreciation expense is recognized. There is significant judgment involved with estimating the useful lives of our property and equipment, and a change in the estimates of such useful lives could cause our depreciation expense in future periods to increase significantly.

We assess impairment of our property and equipment whenever events or changes in circumstances indicate that the carrying amount of the asset is impaired or the estimated useful lives are no longer appropriate. Circumstances such as changes in technology or in the way an asset is being used may trigger an impairment review. If indicators of impairment exist and the undiscounted projected cash flow associated with such assets are less than the carrying amount of the asset, an impairment loss is recorded to write the asset down to their estimated fair values. Fair value is estimated based on discounted future cash flow. We have not recognized an impairment charge on our property and equipment in our consolidated statement of operations during 2012, 2011 and 2010.

Income Taxes

We make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, tax benefits and deductions and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes to these estimates may result in an increase or decrease to our tax provision in the subsequent period when such a change in estimate occurs.

We use the liability method for accounting of deferred income taxes, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements, but have not been reflected in our taxable income. Estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred income tax assets, which arise from temporary differences and carry-forwards. Deferred income tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We regularly assess the likelihood that our deferred income tax assets will be realized. To the extent that we believe any amounts are not more likely than not to be realized, we record a valuation allowance to reduce our deferred income tax assets. In the event we determine that all or part of the net deferred tax assets are not realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made. Similarly, if we subsequently realize deferred income tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in an adjustment to earnings in the period such determination is made. In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize and measure potential liabilities based upon a more likely than not criteria. Based upon these criteria, we estimate whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities may result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If our estimate of tax liabilities is less than the amount ultimately assessed, a further charge to expense would result.

Significant judgment is required in determining any valuation allowance recorded against deferred income tax assets. In assessing the need for a valuation allowance, we consider all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that we change our determination as to the amount of deferred income tax assets that could be realized, we will adjust our valuation allowance with a corresponding effect to the provision for income taxes in the period in which such determination is made.

Significant judgment is also required in evaluating our uncertain tax positions and determining our provision for income taxes. Although we believe our reserves for uncertain tax positions are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserves for uncertain tax positions and any changes to the reserves that are considered appropriate, as well as the related net interest and penalties, if applicable.

Contractual Obligations

The following summarizes our contractual obligations as of December 31, 2012:

Contractual Obligations:	2013	2014	2015	2016	2017 and thereafter	Total
Operating lease obligations[1]	$ 3,663	$ 4,067	$ 2,238	$ 2,302	$ 1,391	$ 13,661
Severance Pay Fund[2]	—	—	—	—	—	3,427
Purchase commitments[3]	3,167	—	—	—	—	3,167
Total	$ 6,830	$ 4,067	$ 2,238	$ 2,302	$ 1,391	$ 20,255

[1] Operating lease agreements represent our obligations to make payments under our non-cancelable lease agreements for our facilities. During the year ended December 31, 2012, we made regular lease payments of $2.1 million under the operating lease agreements.

[2] Our consolidated balance sheet as of December 31, 2012 includes $3.4 million of non-current liabilities for our Israeli severance pay fund. The specific timing of any cash payments relating to this obligation cannot be projected with reasonable certainty and, therefore, no amounts for this obligation are included in the annual columns of the table set forth above.

[3] Purchase commitments are contractual obligations to purchase hardware appliances and related component parts from our vendors in advance of anticipated sales.

Off-Balance Sheet Arrangements

Through December 31, 2012, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on our financial position or results of operations upon adoption.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates and foreign currency exchange rates. We do not hold or issue financial instruments for trading purposes.

Interest Rate Sensitivity

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and our outstanding debt obligations. Our cash, cash equivalents and short-term investment accounts as of December 31, 2012 and 2011 totaled $102.3 million and $97.6 million, respectively, and consist primarily of cash, cash equivalents and short-term investments with maturities of less than one year from the date of purchase. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of the interest rates in the United States. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition or our results of operation.

As of December 31, 2012, we have no amounts outstanding under our credit facility agreement. To the extent in the future we enter into other long-term debt arrangements, we would be subject to fluctuations in interest rates which could have a material impact on our future financial condition and results of operation.

Foreign Currency Exchange Risk

Our consolidated results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Substantially all of our revenue is generated in U.S. dollars. Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in the U.S. and Israel and to a lesser extent in EMEA and Asia Pacific. Our consolidated results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. The effect of a hypothetical 10% change in foreign currency exchanges rates applicable to our business would not have a material impact on our historical consolidated financial statements.

To date, we have used derivative financial instruments, specifically foreign currency forward contracts, to manage exposure to foreign currency risks, by hedging a portion of our forecasted expenses denominated in Israeli shekels expected to occur within a year. The effect of exchange rate changes on foreign currency forward contracts is expected to offset the effect of exchange rate changes on the underlying hedged item. We do not use derivative financial instruments for speculative or trading purposes.

Item 8. *Financial Statements and Supplementary Data*

Quarterly Results of Operations

The following table sets forth unaudited quarterly consolidated statements of operations data for each of the years in the two-year period ended December 31, 2012 (in thousands, except per share data). We derived this information from our unaudited consolidated financial statements, which we prepared on the same basis as our audited consolidated financial statements contained in this Annual Report on Form 10-K. In our opinion, these unaudited statements include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair statement of that information when read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The operating results for any quarter should not be considered indicative of results for any future period.

	Three Months Ended							
	Dec. 31, 2012	Sept. 30, 2012	June 30, 2012	March 31, 2012	Dec. 31, 2011	Sept. 30, 2011	June 30, 2011	March 31, 2011
Net revenue:								
Products and license	$ 18,717	$ 14,677	$ 14,044	$ 12,052	$ 14,779	$ 11,464	$ 11,379	$ 9,978
Services:								
Maintenance and support	9,575	8,582	7,950	7,540	6,731	6,452	5,907	5,407
Professional services and training	1,839	1,749	1,584	1,256	1,252	1,418	1,243	817
Subscriptions	1,688	1,336	976	670	553	404	297	221
Total services	13,102	11,667	10,510	9,466	8,536	8,274	7,447	6,445
Total net revenue	31,819	26,344	24,554	21,518	23,315	19,738	18,826	16,423
Cost of revenue:								
Products and license	2,338	2,064	2,274	1,854	2,278	1,357	1,705	1,371
Services	4,036	3,466	3,139	2,733	2,448	2,893	2,206	1,963
Total cost of revenue	6,374	5,530	5,413	4,587	4,726	4,250	3,911	3,334
Gross profit	25,445	20,814	19,141	16,931	18,589	15,488	14,915	13,089
Operating expenses:								
Research and development	5,483	5,154	4,925	4,993	4,740	4,615	4,316	3,927
Sales and marketing	16,769	13,218	11,926	11,596	11,712	10,411	10,559	10,000
General and administrative	4,035	4,104	3,739	3,493	3,621	3,063	2,829	2,294
Total operating expenses	26,287	22,476	20,590	20,082	20,073	18,089	17,704	16,221
Loss from operations	(842)	(1,662)	(1,449)	(3,151)	(1,484)	(2,601)	(2,789)	(3,132)
Other income (expense), net	(117)	(67)	11	(70)	48	(63)	(86)	(89)
Loss before provision for income taxes	(959)	(1,729)	(1,438)	(3,221)	(1,436)	(2,664)	(2,875)	(3,221)
Provision for income taxes	(97)	262	227	153	191	205	150	116
Net loss	(862)	(1,991)	(1,665)	(3,374)	(1,627)	(2,869)	(3,025)	(3,337)
Loss attributable to noncontrolling interest	138	132	132	103	131	178	149	131
Net loss attributable to Imperva, Inc. stockholders	$ (724)	$ (1,859)	$ (1,533)	$ (3,271)	$ (1,496)	$ (2,691)	$ (2,876)	$ (3,206)
Net loss per share attributable to Imperva, Inc. stockholders, basic and diluted	$ (0.03)	$ (0.08)	$ (0.07)	$ (0.15)	$ (0.10)	$ (0.48)	$ (0.53)	$ (0.63)
Weighted-average shares used to compute net loss per share attributable to Imperva, Inc. stockholders, basic and diluted	23,605	23,160	22,583	22,304	14,618	5,554	5,392	5,075

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

IMPERVA, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Imperva, Inc.

We have audited Imperva's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Imperva, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Imperva, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Imperva, Inc. as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2012 of Imperva, Inc. and our report dated March 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Redwood City, California
March 15, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Imperva, Inc.

We have audited the accompanying consolidated balance sheets of Imperva, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Imperva, Inc. and subsidiaries at December 31, 2012 and 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Imperva, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Redwood City, California
March 15, 2013

IMPERVA, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31, 2012	December 31, 2011
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 59,201	$ 96,025
Short-term investments	43,126	1,587
Restricted cash	591	687
Accounts receivable, net of allowance for doubtful accounts of $412 and $225 as of December 31, 2012 and 2011, respectively	35,576	25,736
Inventory	328	442
Deferred tax assets	597	246
Prepaid expenses and other current assets	4,356	1,352
Total current assets	143,775	126,075
Property and equipment, net	5,515	4,026
Severance pay fund	3,150	2,652
Restricted cash	753	666
Deferred tax assets	—	46
Other assets	764	77
TOTAL ASSETS	$ 153,957	$ 133,542
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 3,789	$ 3,534
Accrued compensation and benefits	9,258	7,491
Accrued and other current liabilities	4,323	4,408
Deferred revenue	33,609	21,982
Total current liabilities	50,979	37,415
Other liabilities	2,638	2,856
Deferred revenue	12,682	10,943
Accrued severance pay	3,427	2,760
TOTAL LIABILITIES	69,726	53,974
Commitments and Contingencies (Note 9)		
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.0001 par value—5,000,000 shares authorized, no shares issued and outstanding as of December 31, 2012 and 2011	—	—
Common stock, $0.0001 par value—145,000,000 shares authorized, 24,296,076 and 22,978,166 shares issued and outstanding as of December 31, 2012 and 2011, respectively	2	2
Additional paid-in capital	157,989	147,085
Accumulated deficit	(73,517)	(66,130)
Accumulated other comprehensive income (loss)	861	(616)
TOTAL IMPERVA, INC. STOCKHOLDERS' EQUITY	85,335	80,341
Noncontrolling interest	(1,104)	(773)
TOTAL STOCKHOLDERS' EQUITY	84,231	79,568
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 153,957	$ 133,542

The accompanying notes are an integral part of these consolidated financial statements.

IMPERVA, INC. AND SUBSIDIARIES

Consolidated Statements of Operations
(In thousands, except share and per share data)

	Years ended December 31,		
	2012	2011	2010
Net revenue:			
Products and license	$ 59,490	$ 47,600	$ 34,479
Services	44,745	30,702	20,903
Total net revenue	104,235	78,302	55,382
Cost of revenue:			
Products and license	8,530	6,711	5,905
Services	13,374	9,510	6,428
Total cost of revenue	21,904	16,221	12,333
Gross profit	82,331	62,081	43,049
Operating expenses:			
Research and development	20,555	17,598	13,214
Sales and marketing	53,509	42,682	34,168
General and administrative	15,371	11,807	7,982
Total operating expenses	89,435	72,087	55,364
Loss from operations	(7,104)	(10,006)	(12,315)
Other income (expense), net	(243)	(190)	474
Loss before provision for income taxes	(7,347)	(10,196)	(11,841)
Provision for income taxes	545	662	527
Net loss	(7,892)	(10,858)	(12,368)
Loss attributable to noncontrolling interest	505	589	355
Net loss attributable to Imperva, Inc. stockholders	$ (7,387)	$ (10,269)	$ (12,013)
Net loss per share of common stock attributable to Imperva, Inc. stockholders, basic and diluted	$ (0.32)	$ (1.34)	$ (2.46)
Shares used in computing net loss per share of common stock, basic and diluted	22,916,426	7,674,554	4,884,665

The accompanying notes are an integral part of these consolidated financial statements.

IMPERVA, INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss
(in thousands)

	Years ended December 31,		
	2012	2011	2010
Net loss	$ (7,892)	$ (10,858)	$ (12,368)
Available-for sale investments:			
Change in net unrealized gain (loss) on investments, net of tax	284	(55)	2
Net losses reclassified into earnings	(57)	(2)	—
	227	(57)	2
Cash flow hedging instruments:			
Change in unrealized gains and losses, net of tax	1,853	(1,193)	(83)
Net gains (losses) reclassified into earnings	(603)	182	420
	1,250	(1,011)	337
Comprehensive loss	(6,415)	(11,926)	(12,029)
Comprehensive loss attributable to noncontrolling interest	505	589	355
Comprehensive loss attributable to Imperva, Inc. stockholders	$ (5,910)	$ (11,337)	$ (11,674)

The accompanying notes are an integral part of these consolidated financial statements.

IMPERVA, INC. AND SUBSIDIARIES

Consolidated Statements of Convertible Preferred Stock and Stockholders' Equity (Deficit)
(In thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Shareholders' Equity (Deficit)
	Shares	Amount	Shares	Amount					
Balance as at December 31, 2009	10,761,511	$ 53,442	4,866,676		$ 2,250	$ (43,848)	$ 113	$ (43)	$ (41,528)
Issuance of common stock upon exercise of stock options	—	—	372,523	1	436	—	—	—	437
Issuance of common stock upon early exercise of stock options	—	—	60,000	—	—	—	—	—	—
Issuance of restricted stock	—	—	843,819	—	—	—	—	—	—
Vesting of restricted stock	—	—	—	—	61	—	—	—	61
Stock-based compensation	—	—	—	—	640	—	—	—	640
Purchase of additional ownership interest in Incapsula, Inc.	—	—	—	—	(47)	—	—	47	—
Components of other comprehensive income (loss), net of tax									
Change in unrealized gain (loss) on investments	—	—	—	—	—	—	2	—	2
Change in unrealized gain (loss) on derivatives	—	—	—	—	—	—	337	—	337
Net loss	—	—	—	—	—	(12,013)	—	(355)	(12,368)
Comprehensive loss									(12,029)
Balance as at December 31, 2010	10,761,511	53,442	6,143,018	1	3,340	(55,861)	452	(351)	(52,419)
Initial public offering shares issued, net of issuance costs	—	—	5,500,000	—	86,245	—	—	—	86,245
Exercise of warrant on preferred shares	9,721	178	—	—	—	—	—	—	—
Conversion of preferred shares	(10,771,232)	(53,620)	10,771,232	1	53,620	—	—	—	53,621
Conversion of preferred stock warrant to common stock warrant	—	—	—	—	129	—	—	—	129
Issuance of common stock upon exercise of stock options	—	—	473,916	—	1,145	—	—	—	1,145
Issuance of common stock upon early exercise of stock options	—	—	90,000	—	—	—	—	—	—
Vesting of restricted stock	—	—	—	—	1,046	—	—	—	1,046
Stock-based compensation	—	—	—	—	1,727	—	—	—	1,727
Purchase of additional ownership interest in Incapsula, Inc.	—	—	—	—	(167)	—	—	167	—
Components of other comprehensive income (loss), net of tax									
Change in unrealized gain (loss) on investments	—	—	—	—	—	—	(57)	—	(57)
Change in unrealized gain (loss) on derivatives	—	—	—	—	—	—	(1,011)	—	(1,011)
Net loss	—	—	—	—	—	(10,269)	—	(589)	(10,858)
Comprehensive loss									(11,926)
Balance as at December 31, 2011	—	—	22,978,166	2	147,085	(66,130)	(616)	(773)	79,568
Issuance of common stock upon exercise of stock options	—	—	1,272,940	—	3,093	—	—	—	3,093
Vesting of restricted stock	—	—	—	—	881	—	—	—	881
Stock-based compensation	—	—	—	—	5,968	—	—	—	5,968
Issuance of common stock in connection with employee stock purchase plan	—	—	44,970	—	1,117	—	—	—	1,117
Income tax benefit from employee stock option exercises	—	—	—	—	19	—	—	—	19
Purchase of additional ownership interest in Incapsula, Inc.	—	—	—	—	(174)	—	—	174	—
Components of other comprehensive income (loss), net of tax									
Change in unrealized gain (loss) on investments	—	—	—	—	—	—	227	—	227
Change in unrealized gain (loss) on derivatives	—	—	—	—	—	—	1,250	—	1,250
Net loss	—	—	—	—	—	(7,387)	—	(505)	(7,892)
Comprehensive loss									(6,415)
Balance as at December 31, 2012	—	$ —	24,296,076	$ 2	$ 157,989	$ (73,517)	$ 861	$ (1,104)	$ 84,231

The accompanying notes are an integral part of these consolidated financial statements.

IMPERVA, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows
(In thousands)

	Years ended December 31,		
	2012	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (7,892)	$ (10,858)	$ (12,368)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,841	1,540	1,170
Stock-based compensation	5,968	1,727	640
Revaluation of convertible preferred stock warrant liability	—	238	14
Amortization of premiums/accretion of discounts on short-term investments	496	—	—
Excess tax benefits from share-based compensation	(19)	—	—
Changes in operating assets and liabilities:			
Accounts receivable, net	(9,840)	(12,572)	(710)
Inventory	114	(55)	204
Prepaid expenses and other assets	(2,174)	(95)	(668)
Accounts payable	255	1,019	(568)
Accrued compensation and benefits	1,767	1,623	1,548
Accrued and other liabilities	703	(622)	2,021
Severance pay (net)	169	(60)	59
Deferred revenue	13,366	11,707	7,841
Deferred tax assets	(286)	(121)	(28)
Other	(1)	(8)	(204)
Net cash provided by (used in) operating activities	4,467	(6,537)	(1,049)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of short-term investments	(58,158)	(2,948)	(2,249)
Proceeds from sales/maturities of short-term investments	16,305	2,611	1,467
Net purchases of property and equipment	(3,330)	(1,465)	(2,889)
Purchase of other assets	(400)	—	—
Change in restricted cash	9	160	(902)
Net cash used in investing activities	(45,574)	(1,642)	(4,573)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock	4,211	1,149	588
Proceeds from initial public offering, net of offering costs	—	86,245	—
Proceeds from issuance of restricted stock	—	963	2,785
Repayment of convertible promissory note from related party	—	—	(600)
Borrowings on revolving credit facility	—	4,000	501
Repayments of revolving credit facility	—	(4,501)	—
Excess tax benefits from share-based compensation	19	—	—
Net cash provided by financing activities	4,230	87,856	3,274
Effect of exchange rate changes on cash and cash equivalents	53	(62)	171
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(36,824)	79,615	(2,177)
CASH AND CASH EQUIVALENTS - Beginning of year	96,025	16,410	18,587
CASH AND CASH EQUIVALENTS - End of year	$ 59,201	$ 96,025	$ 16,410
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid for interest	$ —	$ 25	$ 12
Cash paid for income taxes	$ 1,430	$ 369	$ 192
NONCASH INVESTING AND FINANCING ACTIVITIES:			
Vesting of restricted and early exercised stock options	$ 881	$ 1,046	$ 61
Conversion of convertible preferred stock to common stock	$ —	$ 53,620	$ —

The accompanying notes are an integral part of these consolidated financial statements.

1. The Company and Summary of Significant Accounting Policies

Business

Imperva, Inc. (together with its subsidiaries, the "Company") was incorporated in April 2002 in Delaware. The Company is headquartered in Redwood Shores, California and has subsidiaries located throughout the world including Israel, Asia and Europe. The Company is engaged in the development, marketing, sales, service and support of business security solutions that provide visibility and control over high value business data across critical systems within the data center.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and include all adjustments necessary for the fair presentation of the Company's consolidated financial position, results of operations and cash flows for the periods presented. The consolidated financial statements include the accounts of Imperva Inc., its wholly-owned subsidiaries and one majority owned subsidiary, Incapsula, Inc. ("Incapsula"). All intercompany accounts and transactions have been eliminated in consolidation.

Initial Public Offering

In November 2011, the Company completed its initial public offering ("IPO") of 5,500,000 shares of common stock at an offering price of $18.00 per share, resulting in net proceeds to the Company of approximately $86.2 million, after deducting underwriting discounts of $6.9 million and offering costs of $5.8 million that have been recorded as a reduction of the proceeds. In connection with the IPO, the Company's then outstanding shares of convertible preferred stock were automatically converted into an aggregate of 10,771,232 shares of common stock, and all then outstanding warrants to purchase convertible preferred stock were converted into warrants to purchase an aggregate of 8,333 shares of common stock.

Noncontrolling Interest

The Company has recorded a noncontrolling interest in its consolidated balance sheets, consolidated statements of operations and statements of comprehensive loss and consolidated statements of convertible preferred stock and stockholders' equity (deficit) for the 15%, 18%, and 24% ownership interest of the minority owners of Incapsula as of December 31, 2012, 2011 and 2010, respectively. Changes to the ownership interest in Incapsula held by the minority owners are accounted for as equity transactions in the consolidated statements of convertible preferred stock and stockholders' equity (deficit) as the Company obtained control of Incapsula on November 5, 2009.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Such management estimates include the fair value of accounts receivable and inventory, and assumptions used in the calculation of income taxes and stock-based compensation, among others. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts such estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates.

Concentration of Supply Risk

The Company relies on a third party to manufacture its hardware appliances, and purchases its hardware appliances through such third party's value-added resellers. Quality or performance failures of the Company's products or changes in the Company's suppliers' financial or business condition could disrupt the Company's ability to supply quality products to its customers and thereby have a material adverse effect on its business and consolidated financial statements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash, cash equivalents, short-term investments, restricted cash and derivative financial instruments. The Company's cash, cash equivalents, short-term investments and restricted cash are invested in high-quality instruments with banks and financial institutions located in the United States and Israel. Such deposits may be in excess of insured limits provided on such deposits.

The Company uses derivative financial instruments to manage exposures to foreign currency risks. The Company's derivatives expose it to credit risk to the extent that the counterparty may be unable to meet the terms of the agreement. The Company seeks to mitigate such risk by limiting its counterparties to those with high or investment-grade credit ratings. The Company does not require collateral under these agreements and has not historically experienced any losses due to credit risk or lack of performance by counterparties.

Derivative Financial Instruments

The Company uses forward foreign currency exchange contracts to reduce its exposure to foreign currency rate changes for operating expenses that are forecasted to be incurred in currencies other than U.S. dollars. The Company records all of its derivative instruments at their gross fair value on the consolidated balance sheet at each balance sheet date. The Company classifies its cash flows from derivative financial instruments as operating activities.

The accounting for changes in the fair value of a derivative instrument depends on whether the instrument has been designated and qualifies as a cash flow hedge for accounting purposes. For forward foreign currency exchange contracts that are designated and qualify as cash flow hedges, the effective portion of the gain or loss resulting from changes in the fair value of the derivative instruments is accounted for in accumulated other comprehensive income (loss) ("AOCI") in the consolidated statements of convertible preferred stock and stockholders' equity (deficit) and reclassified into operating expenses in the consolidated statements of operations in the period or periods during which the hedged transaction affects earnings. As of December 31, 2012, the Company estimated that $1.1 million of net derivative gains included in accumulated other comprehensive income (loss) will be reclassified into earnings within the next 12 months. The ineffective portion of the gain or loss resulting from the change in fair value is recognized in other income (expense), net in the consolidated statements of operations.

Cash, Cash Equivalents and Short-Term Investments

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash on hand, highly liquid investments in money market funds and various deposit accounts.

The Company considers all high quality investments purchased with original maturities at the date of purchase greater than three months to be short-term investments. Investments are available to be used in current operations and are, therefore, classified as current assets even though maturities may extend beyond one year. Cash equivalents and short-term investments are classified as available-for-sale and are, therefore, recorded at fair value on the consolidated balance sheets, with any unrealized gains and losses reported in the consolidated statements of convertible preferred stock and stockholders' equity (deficit) as a component of accumulated other comprehensive income (loss) until realized. The Company uses the specific-identification method to compute gains and losses on the investments. The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included as a component of other income (expense), net in the consolidated statements of operations.

Restricted Cash

The Company has restricted cash pledged as collateral representing a security deposit required for a facility lease, collateral for the Company's contract manufacturer in regards to the Company's obligation to purchase inventory, collateral for the Company's subsidiary's forward foreign exchange contracts and a corporate credit card facility. As of December 31, 2012 and 2011, the Company has classified $591,000 and $687,000, respectively, of restricted cash as a current asset relating to inventory purchase commitments, collateral for the Company's subsidiary's forward foreign exchange contracts and the corporate credit card facility. In addition, as of December 31, 2012 and 2011, the Company has classified $753,000 and $666,000, respectively, of security deposit as non-current assets relating to its facility lease arrangement.

Inventory

Inventory consists of finished goods hardware appliances and related component parts and is stated at the lower of cost or market value determined on an average cost basis. Inventory that is obsolete or in excess of forecasted demand is written down to its estimated realizable value. Inventory write-downs, once established, are not reversed as they establish a new cost basis for the inventory. The Company incurred an inventory write down of $396,000 for the year ended December 31, 2010. For the years ended December 31, 2012 and 2011, there was no inventory write-down incurred by the Company.

Property and Equipment

Property and equipment, including leasehold improvements, are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally two to seven years.

Leasehold improvements are amortized using the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the assets. Upon the retirement or disposition of property and equipment, the related costs and accumulated depreciation is removed and any related gain or loss is recorded in the consolidated statements of operations. Repairs and maintenance that do not extend the life or improve an asset are expensed in the periods incurred.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets, which consist of property and equipment, for indicators of possible impairment when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Impairment exists if the carrying amounts of such assets exceed the estimates of future net undiscounted cash flows expected to be generated by such assets. Should impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's estimated fair value. As of December 31, 2012 and 2011, the Company has not written down any of its long-lived assets as a result of impairment.

Revenue Recognition

The Company derives revenue from two sources: (i) products and license revenue, which includes hardware and perpetual software license revenue and (ii) services revenue, which includes maintenance and support, professional services, training and subscription arrangements. Substantially all of product and license sales have been sold in combination with maintenance and support services. Revenue is recognized when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery or performance has occurred; the sales price is fixed or determinable; and collection is reasonably assured.

The Company defines each of the four criteria above as follows:

- *Persuasive evidence of an arrangement exists.* Evidence of an arrangement consists of a purchase order issued pursuant to the terms and conditions of a distributor or value-added reseller agreement and, in limited cases, an end user agreement and/or purchase order.
- *Delivery or performance has occurred.* The Company uses shipping and related documents, or written evidence of customer acceptance, when applicable, to verify delivery or performance. The Company recognizes product revenue upon transfer of title and risk of loss, which primarily is upon shipment to value-added resellers, distributors or end users. The Company does not have significant obligations for future performance, such as customer acceptance provisions, rights of return or pricing credits, associated with its sales.

- *The sales price is fixed or determinable.* The Company assesses whether the sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment. Standard payment terms to customers range from 30 to 90 days. In the event payment terms are provided that differ from the Company's standard business practices, the fees are deemed to not be fixed or determinable and revenue is recognized when the payments become due, provided the remaining criteria for revenue recognition have been met.
- *Collection is reasonably assured.* The Company assesses probability of collection on a customer-by-customer basis. The Company's customers are subjected to a credit review process that evaluates their financial condition and ability to pay for products and services. If the Company concludes that collection is not reasonably assured based upon an initial review, the Company does not recognize revenue until payment is received.

Maintenance and support and subscription revenue includes arrangements for software maintenance and technical support for the Company's products and subscription services revenue primarily related to the Company's cloud-based services. The terms of the Company's subscription service arrangements do not provide customers the right to take possession of the related software. Maintenance and support is offered under renewable, fee-based contracts, which include technical support, hardware repair and replacement parts, bug fixes, patches and unspecified upgrades on a when-and-if-available basis. Maintenance and support and subscription revenue is initially deferred and recognized ratably over the life of the contract, with the related expenses recognized as incurred. Maintenance and support and subscription contracts usually have a term of one to three years. Unearned maintenance and support and subscription revenue is included in deferred revenue.

Professional service revenue primarily consists of the fees the Company earns related to installation and consulting services. The Company recognizes revenue from professional services upon delivery or completion of performance. Professional service arrangements are typically short term in nature and are largely completed within 90 days from the start of service.

Training services are recognized upon delivery of the training.

Multiple Element Arrangements

In October 2009, the Financial Accounting Standards Board ("FASB") amended the accounting standards for revenue recognition to remove from the scope of industry-specific software revenue recognition guidance any tangible products containing software components and non-software components that operate together to deliver the product's essential functionality. In addition, the FASB amended the accounting standards for multiple element revenue arrangements not within the scope of industry-specific software revenue recognition guidance to:

- Provide updated guidance on whether multiple elements exist, how the elements in an arrangement should be separated, and how the arrangement consideration should be allocated to the separate elements;
- Implement a price hierarchy, where the selling price for an element is based on vendor-specific objective evidence ("VSOE"), if available; third-party evidence ("TPE"), if available and VSOE is not available; or the best estimate of selling price ("BESP"), if neither VSOE nor TPE is available; and
- Eliminate the use of the residual method and require an entity to allocate arrangement consideration using the relative selling price method.

This guidance does not change the units of accounting for the Company's revenue transactions. The Company's non-software products and services qualify as separate units of accounting because they have value to the customer on a stand-alone basis and the Company's revenue arrangements do not include a general right of return for delivered products.

Most of the Company's products are hardware appliances containing software components that function together to provide the essential functionality of the product. Therefore, the Company's hardware appliances are considered non-software deliverables and have been removed from the industry-specific software revenue recognition guidance.

The Company's product revenue also includes revenue from the sale of stand-alone software products. Stand-alone software may operate on the Company's hardware appliance, but is not considered essential to the functionality of the hardware and continues to be subject to the industry-specific software revenue recognition guidance, which remains unchanged.

Certain of the Company's stand-alone software when sold with hardware appliances is considered essential to its functionality and as a result is no longer accounted for under industry-specific software revenue recognition guidance; however, this same software when sold separately is accounted for under the industry-specific software revenue recognition guidance. Additionally, the Company provides unspecified software upgrades for its products, on a when-and-if available basis, and hardware replacements through maintenance and support contracts. These support arrangements when sold on a stand-alone basis would continue to be subject to the industry specific software revenue recognition guidance.

For stand-alone software sales after December 31, 2009, the Company recognizes revenue based on software revenue recognition guidance. Under the software revenue recognition guidance, the Company uses the residual method to recognize revenue when a product agreement includes one or more elements to be delivered at a future date and VSOE of the fair value of all undelivered elements exists. In the majority of the Company's contracts, the only element that remains undelivered at the time of delivery of the product is maintenance and support services. Under the residual method, the VSOE of fair value of the undelivered elements is deferred and the remaining portion of the contract fee is recognized as product revenue. If evidence of the VSOE of fair value of one or more undelivered elements does not exist, all revenue is generally deferred and recognized when delivery of those elements occurs or when fair value can be established.

For all other transactions originating or materially modified after December 31, 2009, the Company recognizes revenue in accordance with the amended accounting guidance. For certain arrangements with multiple deliverables, the Company allocates the arrangement fee to the non-software element based upon the relative selling price of such element and, if software and software-related elements (e.g., maintenance and support for the software element) are also included in the arrangement, the Company allocates the arrangement fee to each of those software and software-related elements as a group. After such allocations are made, the amount of the arrangement fee allocated to the software and software-related elements is accounted for using the residual method. When applying the relative selling price method, the Company determines the selling price for each element using VSOE of selling price, if it exists, or if not, TPE of selling price, if it exists. If neither VSOE nor TPE of selling price exist for an element, the Company uses its BESP for that element. The revenue allocated to each element is then recognized when the basic revenue recognition criteria are met for that element. The Company limits the amount of revenue recognized for delivered elements to the amount that is not contingent on the future delivery of products or services, or subject to our future performance obligation.

Consistent with the Company's methodology under previous accounting guidance, VSOE of fair value for elements of an arrangement is based upon the normal pricing and discounting practices for those services when sold separately. In determining VSOE, the Company requires that a substantial majority of the selling prices for a service fall within a reasonably narrow pricing range, evidenced by a substantial majority of such historical stand-alone transactions falling within a reasonably narrow range. In addition, the Company considers major service groups and geographies in determining VSOE.

The Company is typically not able to determine TPE for its products or services. TPE is determined based on competitor prices for similar deliverables when sold separately. Generally, the Company's go-to-market strategy differs from that of its peers and its offerings contain a significant level of differentiation such that the comparable pricing of products with similar functionality cannot be obtained. Furthermore, the Company is unable to reliably determine what similar competitor products' selling prices are on a stand-alone basis.

When the Company is unable to establish the selling price of its non-software deliverables using VSOE or TPE, the Company uses BESP in its allocation of arrangement consideration. The objective of BESP is to determine the price at which the Company would transact a sale if the product or service were sold on a stand-alone basis. The Company determines BESP for the purposes of allocating the arrangement by reviewing external and internal market factors including, but not limited to, pricing practices including discounting, the geographies in which the Company offers its products and services, the type of customer (i.e., distributor, value added reseller or direct end user) and competition. Additionally, the Company considers historical transactions, including transactions whereby the deliverable was sold on a stand-alone basis. The determination of BESP is made through consultation with and approval by the Company's management. Selling prices are analyzed on a quarterly basis to identify if the Company has experienced significant changes in its selling prices.

For its non-software deliverables the Company allocates the arrangement consideration based on the relative selling price of the deliverables. For its hardware appliances the Company uses BESP as its selling price. For its maintenance and support, professional services and training, the Company primarily uses VSOE as the selling price and when the Company is unable to establish a selling price using VSOE, it uses BESP.

Deferred Revenue

Deferred revenue represents amounts invoiced to customers for which the related revenue has not been recognized because one or more of the revenue recognition criteria have not been met. The current portion of the deferred revenues represents the amount that is expected to be recognized as revenue within one year of the consolidated balance sheet date.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at invoiced amounts, net of allowances for doubtful accounts if applicable, and do not bear interest.

The Company generally does not require collateral from its customers; however, in certain circumstances, may require letters of credit, other collateral, additional guarantees or advance payments. The allowance for doubtful accounts is based on the Company's assessment of the collectability of its customer accounts. The Company regularly reviews its accounts receivable that remain outstanding past their applicable payment terms and establishes allowance and potential write-offs by considering certain factors such as historical experience, industry data, credit quality, age of balances and current economic conditions that may affect a customers' ability to pay.

Concentration of Revenue and Accounts Receivable

Significant customers are those which represent more than 10% of the Company's total revenue or gross accounts receivable balance at each respective balance sheet date. For the years ended December 31, 2012, 2011 and 2010, the Company did not have any customers that represented more than 10% of the Company's total revenue. There were no customers who represented greater than 10% of gross accounts receivable as of December 31, 2012 and 2011.

Shipping and Handling Costs

Costs related to shipping and handling are included in cost of revenue.

Research and Development Costs

Research and development costs, including direct and allocated expenses, are expensed as incurred.

Software Development Costs

The costs to develop software have not been capitalized as the Company believes that the technological feasibility of the related software is not established until substantially all product development is complete.

Warranty Costs

The Company generally provides a 60-day warranty on hardware appliance products and software from the date of shipment to customers. To date, cost to repair or replace items sold to customers has been insignificant.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense is included within sales and marketing expense in the consolidated statements of operations. For the years ended December 31, 2012, 2011 and 2010, advertising expenses were not material.

Retirement Savings Plan

The Company maintains a defined contribution 401(k) retirement savings plan for its U.S. employees. Each participant in the
401(k) retirement savings plan may elect to contribute a percentage of his or her annual compensation up to a specified maximum amount allowed under U.S. Internal Revenue Service regulations. There were no employer contributions to the 401(k) retirement savings plan for the years ended December 31, 2012, 2011 and 2010.

Severance Pay Asset and Liability

The Company has recorded a severance pay asset and liability on its consolidated balance sheets related to its employees located in Israel. The Company's liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary for the employees multiplied by the number of years of employment, as of the respective balance sheet date. Employees are entitled to one month salary for each year of employment or a portion thereof. The Company's liability at each respective balance sheet date for all of its Israeli employees is fully accrued in the accompanying consolidated financial statements and is mainly funded through monthly deposits to the employee's pension and management insurance policies. The carrying value of these policies is recorded as a severance fund asset in the Company's consolidated balance sheets.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law. The carrying value of the deposited funds is based on the cash surrender value of these policies and includes profits accumulated through the respective balance sheet date. The Company recognized severance expense related to the Israeli severance pay law during the years ended December 31, 2012, 2011 and 2010 of $1.0 million, $1.0 million, and $794,000, respectively.

Income Taxes

The Company accounts for income taxes in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification No. 740 ("ASC 740"), *Accounting for Income Taxes*. The Company makes certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits, tax benefits and deductions and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. Significant changes to these estimates may result in an increase or decrease to the Company's tax provision in the subsequent period when such a change in estimate occurs.

The Company uses the liability method for accounting for deferred income taxes, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements, but have not been reflected in its taxable income. Estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred income tax assets, which arise from temporary differences and carryforwards. Deferred income tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets and liabilities are expected to be realized or settled. The Company regularly assesses the likelihood that its deferred income tax assets will be realized from recoverable income taxes or recovered from future taxable income based on the realization criteria set forth in ASC 740. To the extent that the Company believes any amounts are more likely not to be realized, the Company records a valuation allowance to reduce the deferred income tax assets. In the event the Company determines that all or part of the net deferred tax assets are not realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made. Similarly, if the Company subsequently realizes deferred income tax assets that were previously determined to be unrealizable, the respective valuation allowance would be reversed, resulting in an adjustment to earnings in the period such determination is made.

In addition, the calculation of the Company's tax liabilities involves addressing uncertainties in the application of complex tax regulations. The Company recognizes and measures potential liabilities based upon criteria set forth in ASC 740. Based upon these criteria, the Company estimates whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities may result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. If the Company's estimate of tax liabilities is less than the amount ultimately assessed, a further charge to expense would result.

Significant judgment is required in determining any valuation allowance recorded against deferred income tax assets. In assessing the need for a valuation allowance, the Company considers all available evidence, including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event that the Company changes its determination as to the amount of deferred income tax assets that could be realized, it will adjust its valuation allowance with a corresponding effect to the provision for income taxes in the period in which such determination is made.

Significant judgment is also required in evaluating the Company's uncertain tax positions under ASC 740 and determining its provision for income taxes. Although the Company believes its reserves for uncertain tax positions are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in the Company's historical income tax provisions and accruals. The Company adjusts these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different from the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserves for uncertain tax positions and any changes to the reserves that are considered appropriate, as well as the related net interest and penalties, if applicable.

Liability Associated with Warrants to Purchase Convertible Preferred Stock

The Company accounts for freestanding warrants to purchase shares of convertible preferred stock that are contingently redeemable as liabilities on the consolidated balance sheet at their estimated fair value because the warrants may obligate the Company to redeem these warrants at some point in the future. At the end of each reporting period, changes in the estimated fair value of the warrants to purchase shares of the convertible preferred stock are recorded through other income (expense), net in the consolidated statements of operations. In connection with our IPO, the warrants to purchase convertible preferred stock were converted into warrants to purchase common stock. Accordingly, as of December 31, 2012 and 2011, there were no outstanding warrants to purchase shares of convertible preferred stock.

Stock-Based Compensation

Compensation costs related to employee stock option grants are based on the fair value of the options on the date of grant, net of estimated forfeitures. The Company determines the grant date fair value of the options using the Black-Scholes option-pricing model and the related stock-based compensation expense is generally recognized on a straight-line basis over the period in which an employee is required to provide service in exchange for the options, or the vesting period of the respective options.

Foreign Currency

The functional currency of the Company's foreign subsidiaries is the U.S. dollar. Transactions denominated in currencies other than the functional currency are remeasured to the functional currency at the average exchange rate in effect during the period. At the end of each reporting period, monetary assets and liabilities are re-measured to the functional currency using exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are re-measured at historical exchange rates. Gains and losses related to remeasurement are recorded in other income (expense) in the consolidated statements of operations.

Fair Value of Financial Instruments

The Company measures and reports its cash equivalents, short-term investments, derivative instruments, the Israeli severance pay fund assets, and the liability associated with the warrants to purchase convertible preferred stock at fair value. Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level I—Unadjusted quoted prices in active markets for identical assets or liabilities;

Level II—Inputs other than quoted prices included within Level I that are observable, unadjusted quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level III—Unobservable inputs that are supported by little or no market activity for the related assets or liabilities.

The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company's financial instruments consist of Level I and Level II assets. Level I securities include highly liquid money market funds and mutual funds. Level II instruments include deposits maintained with financial institutions and derivative instruments.

Net Loss per Share of Common Stock

The Company's basic net loss per share of common stock is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. The weighted-average number of shares of common stock used to calculate the Company's basic net loss per share of common stock excludes those shares subject to repurchase as these shares are not deemed to be issued for accounting purposes until they vest. The diluted net loss per share of common stock is computed by giving effect to all potential common stock equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, convertible preferred stock, stock options to purchase common stock, common stock subject to repurchase, warrants to purchase convertible preferred stock and warrants to purchase common stock are considered to be common stock equivalents. Basic and diluted net loss per share of common stock was the same for each period presented as the inclusion of all potential common shares outstanding was anti-dilutive.

Segment Information

Operating segments are components of an enterprise for which separate financial information is available and is evaluated regularly by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is the Chief Executive Officer.

The Company has two operating segments which are both reportable business segments: (i) Imperva, which is comprised of Imperva's and its wholly-owned subsidiaries' financial position and results of operations; and (ii) Incapsula, which is comprised of Incapsula's financial position and results from operations.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standard setting bodies that are adopted by us as of the specified effective date. Unless otherwise discussed, we believe that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

2. Incapsula

On November 5, 2009, the Company entered into a license agreement for Incapsula to use certain developed technology of the Company. In lieu of any other fee or royalty under the license agreement, Incapsula issued to the Company 5,000,000 shares of its Series A Convertible Preferred Stock representing a 58% ownership interest at the date of issuance. The transaction was accounted for as a business combination. No value was assigned to the license on the acquisition date as the use of the license will stay within the control of the Company. Therefore, the Company's historical carrying value of the developed technology immediately prior to the acquisition was used to determine the value of the purchase consideration exchanged in the transaction. As Incapsula was a newly-formed entity with no net assets on the acquisition date and the value of the license was determined to be zero, no goodwill was recorded by the Company on the acquisition.

Under the terms of the agreements between the Company and Incapsula, the Company has the right, but not the obligation, to purchase the remaining ownership interest in Incapsula commencing on November 5, 2013 and ending on November 5, 2018 (the "Purchase Right"). Exercise of the Purchase Right is solely within the Company's control and the price for the remaining ownership interest will be based on an Incapsula enterprise valuation calculated as the greater of (i) eight times Incapsula's prior 12 months trailing revenues or (ii) seven times the aggregate amount Incapsula has raised in connection with its Series A Convertible Preferred Stock financings. On the acquisition date, no value was assigned to this Purchase Right as the option does not meet the definition of a derivative instrument as it does not contain a net settlement feature. Specifically, the Purchase Right can only be gross physically settled as Incapsula is a non-publicly traded company whose stock is not readily convertible to cash.

On March 9, 2010, the Company entered into a Series A and Series A-1 Purchase Agreement whereby Incapsula issued 6,666,666 shares of its Series A Convertible Preferred Stock to the Company in exchange for cash consideration of $3.0 million. As a result of this transaction, the Company increased its ownership interest in Incapsula to 76% at the date of issuance. The purchase of the additional ownership interest in Incapsula was treated as an equity transaction.

Under the terms of the Series A and Series A-1 Purchase Agreement, the Company entered into a forward contract with Incapsula to purchase 8,750,000 shares of Incapsula's Series A-1 Convertible Preferred Stock in exchange for $7.0 million in cash consideration if certain milestones were achieved no later than September 2011. On the transaction date, no value was assigned to the forward contract as the option did not meet the definition of a derivative instrument as it did not contain a net settlement feature. Specifically, the forward contract could only be gross physically settled as Incapsula is a non-publicly traded company whose stock was not readily convertible to cash.

In July 2011, Incapsula achieved the respective performance milestones. As a result, the Company purchased 4,375,000 shares of Incapsula's Series A-1 Preferred Stock for $3.5 million thereby increasing its ownership interest to 82%. In January 2012, the Company purchased the remaining 4,375,000 shares of Incapsula's Series A-1 Preferred Stock for $3.5 million thereby increasing its ownership interest in Incapsula to 85% at the date of issuance.

As of December 31, 2012 and 2011, all of the outstanding shares of Incapsula's Series A and A-1 Convertible Preferred Stock are held by the Company.

In March 2010, the board of directors of Incapsula adopted the Incapsula 2010 Share Incentive Plan pursuant to which Incapsula may grant to its employees options to purchase shares of Incapsula's common stock or restricted shares. If the Company exercises the Purchase Right option discussed above, awards under the Incapsula 2010 Share Incentive Plan would be assumed by the Company, substituted with Company stock options or cashed out, and all outstanding awards and the Incapsula 2010 Share Plan would terminate.

3. Cash, Cash Equivalents and Short-Term Investments

Cash, cash equivalents and short-term investments consist of the following (in thousands):

	As of December 31, 2012			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and cash equivalents:				
Cash	$ 27,602	$ —	$ —	$ 27,602
Bank deposits	10,107	—	—	10,107
Commercial paper	17,748	—	3	17,745
Money market funds	3,045	—	—	3,045
Corporate debt obligations	702	—	—	702
Total	$ 59,204	$ —	$ 3	$ 59,201
Short-term investments:				
Commercial paper	$ 1,000	$ —	$ —	$ 1,000
Corporate debt obligations	29,040	22	—	29,062
Bank deposits	10,057	—	—	10,057
US agency securities	1,001	—	—	1,001
Mutual funds	1,847	159	—	2,006
Total	$ 42,945	$ 181	$ —	$ 43,126

	As of December 31, 2011			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and cash equivalents:				
Bank deposits	$ 46,023	$ —	$ —	$ 46,023
Money market funds	50,002	—	—	50,002
Total	$ 96,025	$ —	$ —	$ 96,025
Short-term investments-Mutual funds	$ 1,644	$ —	$ 57	$ 1,587

None of the Company's short-term investments have been in an unrealized loss position for more than twelve months as of December 31, 2012 and 2011.

The following table sets forth the cost and estimated fair value of short-term investments based on stated effective maturities as of December 31, 2012 (in thousands):

	As of December 31, 2012	
	Amortized Cost	Estimated Fair Value
Short-term investments:		
Due within one year	$ 32,394	$ 32,570
Due within two years	10,551	10,556
Total	$ 42,945	$ 43,126

The Company reviews its short-term investments on a regular basis to evaluate whether or not any security has experienced an other-than-temporary decline in fair value. The Company considers factors such as the length of time and extent to which the market value has been less than the cost, the financial condition and near-term prospects of the issuer and its intent to sell, or whether it is more likely than not the Company will be required to sell, the investment before recovery of the investment's amortized cost basis. If the Company believes that an other-than-temporary decline exists in one of these securities, the Company writes down these investments to fair value. For debt securities, the portion of the write-down related to credit loss would be recorded to other income (expense), net, in the Company's condensed consolidated statements of operations. Any portion not related to credit loss would be recorded to accumulated other comprehensive income (loss), which is reflected as a separate component of stockholders' equity in the Company's condensed consolidated balance sheets. During the years ended December 31, 2012 and 2011, the Company did not consider any of its investments to be other-than-temporarily impaired.

4. Fair Value of Financial Instruments

The Company evaluates assets and liabilities subject to fair value measurements on a recurring basis to determine the appropriate level in which to classify them for each reporting period. The following table sets forth the Company's assets and liabilities that were measured at fair value as of December 31, 2012 and 2011, by level within the fair value hierarchy (in thousands):

	As of December 31, 2012			
	Level I	Level II	Level III	Fair Value
Financial Assets:				
Cash and cash equivalents:				
Bank deposits	$ —	$ 10,107	$ —	$ 10,107
Commercial paper	—	17,745	—	17,745
Corporate debt obligations	—	702	—	702
Money market funds	3,045	—	—	3,045
Short-term investments:				
Corporate debt obligations	—	29,062	—	29,062
Bank deposits	—	10,057	—	10,057
Commercial paper	—	1,000	—	1,000
US agency securities	—	1,001	—	1,001
Mutual funds	2,006	—	—	2,006
Total financial assets	$ 5,051	$ 69,674	$ —	$ 74,725
Prepaid expenses and other current assets—Forward foreign exchange contracts	$ —	$ 1,226	$ —	$ 1,226

	As of December 31, 2011			
	Level I	Level II	Level III	Fair Value
Financial Assets				
Cash and cash equivalents:				
Bank deposits	$ 46,023	$ —	$ —	$ 46,023
Money market funds	50,002	—	—	50,002
Short-term investments—Mutual funds	1,587	—	—	1,587
Total financial assets	$ 97,612	$ —	$ —	$ 97,612
Financial Liability				
Accrued and other current liabilities—Forward foreign exchange contracts	$ —	$ 631	$ —	$ 631

In addition to the amounts disclosed in the above table, the fair value of the Company's Israeli severance pay assets, which were comprised of Level II assets, was $3.2 million and $2.7 million as of December 31, 2012 and 2011, respectively.

Our cash equivalents and short-term investments are classified within Level 1 or Level 2 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include mutual funds and money market securities. Such instruments are generally classified within Level 1 of the fair value hierarchy. The types of instruments valued based on other observable inputs include U.S. agency securities, investment-grade corporate bonds, term deposits and commercial paper. Such instruments are generally classified within Level 2 of the fair value hierarchy. There was no transfer between Level 1, Level 2 and Level 3 during the years ended December 31, 2012 and 2011.

The following table sets forth a summary of the changes in the fair value of the Company's Level III financial liabilities (in thousands):

Fair value—January 1, 2011	$ 69
Change in fair value of convertible preferred stock warrant liability	238
Reclassification to additional paid-in capital upon conversion to common stock warrant	(129)
Reclassification to preferred stock upon exercise of warrants	(178)
Fair value—December 31, 2011	$ —

5. Derivative Instruments

The Company's primary objective for holding derivative instruments is to reduce its exposure to foreign currency rate changes. The Company reduces its exposure by entering into forward foreign exchange contracts with respect to operating expenses that are forecast to be incurred in currencies other than U.S. dollars. Substantially all of the Company's revenue and capital purchasing activities and a majority of its operating expenditures are transacted in U.S. dollars. However, certain operating expenditures are incurred in or exposed to other currencies, primarily the Israeli shekel.

The Company has established forecasted transaction currency risk management programs to protect against fluctuations in fair value and the volatility of future cash flows caused by changes in exchange rates. The Company's currency risk management program includes forward foreign exchange contracts designated as cash flow hedges. These forward foreign exchange contracts generally mature within 12 months.

Derivative instruments measured at fair value and their classification on the consolidated balance sheets are presented in the following tables (in thousands):

	Asset (Liability) as of December 31,			
	2012		2011	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign Exchange Forward Contract Derivatives in cash flow hedging relationships:				
Forward foreign exchange contracts included in prepaid expenses and other current assets	$ 20,513	$ 1,117	$ —	$ —
Forward foreign exchange contracts included in accrued and other current liabilities	$ —	$ —	$ 20,135	$ (631)
Foreign Exchange Forward Contract Derivatives not designated as hedging relationships—				
Forward foreign exchange contracts included in prepaid expenses and other current assets	$ 2,296	$ 109	$ —	$ —

Gains (losses) on derivative instruments accounted for as hedges and their classification on the consolidated statement of operations, are presented in the following tables (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Foreign Exchange Forward Contract Derivatives in cash flow hedging relationships:			
Gains recognized in OCI (a)	$ 1,304	$ —	$ 518
Losses recognized in OCI (a)	(225)	(1,231)	—
Gains recognized from accumulated OCI into net loss (b)	—	220	105
Losses recognized from accumulated OCI into net loss (b)	(598)	—	—
Gains recognized in net loss (c)	—	—	315
Losses recognized in net loss (c)	(5)	(38)	—
Foreign Exchange Forward Contract Derivatives not designated as hedging relationships:			
Gains recognized in net loss (d)	181	—	—
Losses recognized in net loss (d)	$ (121)	$ —	$ —

(a) Net change in the fair value of the effective portion classified in other comprehensive income (loss) ("OCI").
(b) Effective portion of cash flow hedges reclassified from accumulated other income (loss), into net loss, of which $(45), $16 and $10 were recognized within cost of sales for the years ended December 31, 2012, 2011 and 2010, respectively, and $(553), $204, and $95 were recognized within operating expenses for the year ended December 31, 2012, 2011 and 2010, respectively. All amounts are reflected with the respective consolidated statement of operations.
(c) Ineffective portion and amount excluded from effectiveness testing classified in other income (expense), net.
(d) Classified in other income (expense), net.

6. Consolidated Balance Sheet Components

Accounts Receivable Allowance for Doubtful Accounts

The allowance for doubtful accounts is comprised of the following activity (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Allowance for doubtful accounts, beginning balance	$ 225	$ 407	$ 368
Charged to costs and expenses	269	202	58
Recoveries	—	(37)	—
Deductions (write-offs)	(82)	(347)	(19)
Allowance for doubtful accounts, ending balance	$ 412	$ 225	$ 407

Prepaid and Other Current Assets

Prepaid and other current assets consist of the following (in thousands):

	As of December 31,	
	2012	2011
Prepaid expenses	$ 1,646	$ 1,136
Derivative asset	1,226	—
Prepaid income taxes	631	53
Interest receivable	326	—
Deferred cost of revenue	—	84
Other	527	79
Total prepaid and other current assets	$ 4,356	$ 1,352

Property and Equipment

Property and equipment consist of the following (in thousands):

	As of December 31,	
	2012	2011
Computers and related equipment	$ 7,088	$ 5,435
Office furniture and equipment	1,438	1,156
Leasehold improvements	2,670	1,822
Total property and equipment	11,196	8,413
Less: accumulated depreciation and amortization	(5,681)	(4,387)
Total property and equipment, net	$ 5,515	$ 4,026

Depreciation and amortization expense totaled $1.8 million, $1.5 million and $1.2 million, and for the years ended December 31, 2012, 2011 and 2010, respectively.

Accrued Compensation and Benefits

Accrued compensation and benefits consist of the following (in thousands):

	As of December 31,	
	2012	2011
Salary and related benefits	$ 2,761	$ 1,895
Accrued vacation	3,373	2,839
Accrued incentive payments	3,124	2,757
Total accrued compensation and benefits	9,258	7,491

Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following (in thousands):

	As of December 31,	
	2012	2011
Accrued expenses	$ 2,602	$ 2,182
Income tax payable	396	500
Short-term deferred rent	65	235
Short-term stock repurchase liability	801	860
Derivative liability	—	631
Other	459	—
Total accrued and other current liabilities	$ 4,323	$ 4,408

Other Long-term Liabilities

Other long-term liabilities consist of the following (in thousands):

	As of December 31,	
	2012	2011
Stock repurchase liability	$ 1,377	$ 2,198
Long-term deferred rent	716	368
Other	545	290
Total other long-term liabilities	$ 2,638	$ 2,856

7. Other Income (Expense), net

Other income (expense), net is comprised of the following (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Other Income:			
Interest income	$ 460	$ 28	$ 162
Forward foreign exchange contract gains, net	—	—	417
Foreign currency exchange gains, net	—	203	41
Total	460	231	620
Other Expense:			
Convertible preferred stock warrant liability losses	—	(238)	(14)
Forward foreign exchange contract losses, net	(19)	(39)	—
Foreign currency exchange losses, net	(497)	—	—
Other	(187)	(144)	(132)
Total	(703)	(421)	(146)
Total other income (expense), net	$ (243)	$ (190)	$ 474

8. Debt

Revolving Credit Facility

In September 2010, the Company entered into a revolving credit facility with a financial institution. The agreement, as amended, provides for maximum borrowing capacity of up to $6.0 million as of December 31, 2012. As of December 31, 2012 and 2011, there was no balance outstanding on the credit facility.

The credit facility expires on May 1, 2014, is secured by the assets of the Company, and contains a restrictive covenant that requires the Company to maintain a minimum cash and cash equivalents balance of $3.0 million. The terms of this agreement requires payment of an unused line fee of 0.25% per quarter of the unused portion and bears interest at LIBOR plus 2.75%. As of December 31, 2012, the Company was compliant with the amended covenant of the credit facility.

Convertible Promissory Note from Related Party

In November 2009, the Company's Chief Executive Officer entered into a promissory note agreement with Incapsula for the principal amount of $600,000. Under the terms of the promissory note agreement, interest accrues at a rate of 6% per annum. The outstanding principal amount and unpaid accrued interest under the convertible promissory note was due and payable by Incapsula on the earlier of (i) March 31, 2010, and (ii) the closing of Incapsula's next equity financing.

The principal and unpaid accrued interest under the convertible promissory note were convertible into Incapsula's common stock or convertible preferred stock or any other securities issued at a price per share equal to such price per share paid in such round of financing for the same securities. In connection with the convertible promissory note, the Company recorded interest expense of $8,000 for the year ended December 31, 2010. There was no interest expense recorded for the years ended December 31, 2012 and 2011.

On March 9, 2010, Incapsula repaid the convertible promissory note and the accrued interest to the Company's Chief Executive Officer.

9. Commitments and Contingencies

Operating Leases

The Company rents its facilities under operating leases with lease periods expiring from 2013 to 2018. Future minimum payments under these facility operating leases are as follows as of December 31, 2012 (in thousands):

Year Ending December 31:	
2013	$ 3,663
2014	4,067
2015	2,238
2016	2,302
2017	1,380
Thereafter	11
Total	$ 13,661

Rent expense for the Company's operating leases is recognized on a straight-line basis over the lease term. Rent expense for the years ended December 31, 2012, 2011 and 2010 was $2.1 million, $1.9 million and $2.1 million, respectively.

In connection with leases for office space, the Company received tenant improvement allowances of $336,000 and $639,000 during the years ended December 31, 2012 and 2010, respectively, from the lessor for certain improvements made to the leased property. The Company has recorded the tenant improvement allowances as a leasehold improvement within property and equipment, net and as deferred rent within other liabilities on the consolidated balance sheets. The deferred rent liability is amortized to rent expense over the term of the lease on a straight-line basis. The leasehold improvements are being amortized to expense over the period from when the improvements were placed into service until the end of their useful life, which is the end of the respective lease term.

In addition, certain of the Company's operating lease agreements for office space also include rent holidays and scheduled rent escalations during the initial lease term. The Company has recorded the rent holidays as a deferred rent within other liabilities on the consolidated balance sheets. The Company recognizes the deferred rent liability and scheduled rent increase on a straight-line basis into rent expense over the lease term commencing on the date the Company takes possession of the lease space.

As of December 31, 2012, 2011 and 2010 the Company has $753,000, $666,000 and $781,000, respectively, in restricted deposits to secure bank guarantees provided to the lessor.

Cancelable Lease Agreement

The Company leases motor vehicles under a cancelable operating lease agreement. The Company has an option to cancel the lease agreement, which may result in penalties in a maximum amount of $73,000 and $56,000 as of December 31, 2012 and 2011, respectively. Motor vehicle lease expenses for the years ended December 31, 2012, 2011 and 2010 were $2.2 million, $2.1 million and $1.6 million, respectively.

Purchase Commitments

As of December 31, 2012 and 2011, the Company had purchase commitments of $3.2 million and $3.0 million, respectively, to purchase inventory, trial units, and research and development equipment from its vendors. The purchase commitments result from the Company's contractual obligation to order or build inventory in advance of anticipated sales. According to the Company's agreements with its vendors, the Company committed to purchase inventory within six months from the date the inventory arrived at the vendor's warehouse.

The Company also provided stand-by letters of credit to its vendors to secure its obligation to purchase the inventory. As of December 31, 2012 and 2011 the Company had $562,000, and $560,000, respectively, of restricted deposits to secure the stand-by letters of credit provided.

Litigation

From time to time, the Company may be subject to other legal proceedings and claims in the ordinary course of business. The Company is not currently a party to any material litigation; however, the Company has received, and may in the future continue to receive, claims from third parties asserting, among other things, infringement of intellectual property rights. While the outcome of these matters is remote, the Company does not expect that the ultimate costs to resolve these matters will have a material effect on our consolidated financial position, results of operations, or cash flows. The Company will record a liability when it believes that it is both probable that a loss has been incurred and the amount can be reasonably estimated.

Indemnification

Under the indemnification provisions of its standard sales contracts, the Company agrees to defend its channel partners and end customers against third-party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks, or trade secrets, and to pay judgments and settlements entered on such claims. The Company's exposure under these indemnification provisions is generally limited to the total amount paid under the agreement. However, certain agreements include indemnification provisions that could potentially expose the Company to losses in excess of the amount received under the agreement. To date, there have been no claims under such indemnification provisions. Accordingly, the Company has not recorded a liability on its consolidated balance sheets for these indemnification provisions.

10. *Capital Stock*

Common Stock Reserved for Issuance

The Company had reserved shares of common stock, on an as if converted basis, for issuance as follows:

	As of December 31,	
	2012	2011
Issuance upon exercise of common stock warrant	8,333	8,333
Issuance in connection with outstanding stock options	1,989,237	2,871,005
Issuance in connection with outstanding restricted stock units	446,915	—
Reserved for future stock option and restricted stock unit grants	1,967,336	1,886,296
Reserved for future issuance under the employee stock purchase plan	684,812	500,000
	5,096,633	5,265,634

Preferred Stock

Our board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock, in one or more series, each series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as our board of directors determines. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. We currently have no shares of preferred stock outstanding and we have no present plans to issue any shares of preferred stock.

Stock Plans

2003 Stock Plan

During 2003, the Board of Directors adopted the 2003 Stock Plan (the "2003 Plan"), which allows for the granting of both incentive stock options and non-qualified stock options and the direct award or sale of shares of our common stock (including restricted common stock) to officers, employees, directors, consultants and other key persons. Incentive stock options may be granted to employees with exercise prices of no less than the fair value of the common stock on the grant date, and non-qualified options may be granted to employees, directors, or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date, as determined by the Board of Directors. If, at the time the Company grants an option, the optionee directly or by attribution owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company, the option price shall be at least 110% of the fair value. Options granted under the Plan generally expire no later than ten years and in general vest four years from the date of grant.

2011 Stock Option and Incentive Plan

On September 9, 2011, the Board of Directors adopted the 2011 Stock Option and Incentive Plan (the "2011 Plan") which was subsequently approved by the Company's stockholders. The 2011 Plan replaces the 2003 Plan as the Board has decided not to grant any additional awards under that plan. The Company has reserved a total of 1,000,000 shares of common stock for issuance under the 2011 Plan. In addition, any reserved but unissued shares under the 2003 Stock Plan will be added to the number of shares reserved for issuance under the 2011 Plan. The 2011 Plan also provides that the number of shares reserved and available for issuance under the plan will automatically increase each January 1, beginning in 2012 and ending in 2015, by 4% of the outstanding number of shares of common stock on the immediately preceding December 31. The Board of Directors or compensation committee may reduce the amount of the increase in any particular year. As of December 31, 2012, there were 1,967,336 shares available for grant under the 2011 Plan. On January 1, 2012 and January 1, 2013, the share reserve under the 2011 Plan was automatically increased by 919,127 and 971,843 shares, respectively.

The 2011 Plan permits the granting of incentive stock options, non-qualified stock options, restricted stock units (RSUs), stock appreciation rights, restricted shares of common stock and performance share awards. The exercise price of stock options may not be less than the 100% of the fair market value of the common stock on the date of grant. Options granted pursuant to the 2011 Plan generally expire no later than ten years. The Company began granting RSUs in February 2012, which generally vest either over a four-year period with 25% vesting at the end of one year and the remainder vesting quarterly thereafter or they completely vest at the end of a three-year period.

2011 Employee Stock Purchase Plan

On September 9, 2011, the Board of Directors adopted the 2011 Employee Stock Purchase Plan (the "ESPP") which was subsequently approved by the Company's stockholders. The ESPP took effect on the effective date of the registration statement for the Company's IPO. The ESPP permits eligible employees to acquire shares of the Company's common stock by accumulating funds through periodic payroll deductions of up to 15% of base salary. Each offering period may run for no more than 24 months and consist of no more than five purchase periods. The purchase price for shares of our common stock purchased under the ESPP will be 85% of the lesser of the fair market value of our common stock on the first day of the offering period or the last trading day of the applicable purchase period within that offering period.

The Company has initially reserved a total of 500,000 shares of common stock for future issuance under the ESPP. The number of shares reserved for issuance under the ESPP will increase automatically on January 1 of each of the first eight years commencing in 2012 by the number of shares equal to 1% of the Company's total outstanding shares as of the immediately preceding December 31. The Board of Directors or compensation committee may reduce the amount of the increase in any particular year. No more than 20,000,000 shares of common stock may be issued under the ESPP and no other shares may be added to the ESPP without the approval of our stockholders. On January 1, 2012 and 2013, the share reserve under the 2011 Employee Stock Purchase Plan was automatically increased by 229,782 and 242,961 shares, respectively.

Incapsula 2010 Share Incentive Plan

In March 2010, Incapsula's board of directors adopted the Incapsula 2010 Share Incentive Plan (the "Incapsula Plan"), pursuant to which Incapsula may grant to its employees and service providers options to purchase shares of its common stock, restricted shares, or restricted share units. The total number of shares of common stock that may be granted under the Incapsula Plan shall not exceed 4,733,333 in the aggregate, subject to certain adjustments.

The following table summarizes option activity under the Incapsula Plan and related information:

	Shares Available for Grant	Number of Stock Options Outstanding	Weighted Average Exercise Price
Outstanding—December 31, 2009	—	—	$ —
Options authorized	4,733,333	—	—
Granted	(1,244,000)	1,244,000	0.02
Forfeited	100,000	(100,000)	0.09
Outstanding—December 31, 2010	3,589,333	1,144,000	$ 0.01
Granted	(1,050,000)	1,050,000	0.18
Exercised	—	(37,500)	0.11
Forfeited	382,500	(382,500)	0.16
Outstanding—December 31, 2011	2,921,833	1,774,000	$ 0.08
Granted	(232,500)	232,500	0.25
Exercised	—	(105,625)	0.15
Forfeited	64,375	(64,375)	0.18
Outstanding—December 31, 2012	2,753,708	1,836,500	$ 0.10

The following table summarizes option activity under the 2003 Plan and the 2011 Plan and related information:

	Options Outstanding		Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
	Number of Shares	Weighted Average Exercise Price		
Outstanding—December 31, 2009	2,552,514	$ 1.36	8.29	$ 700
Granted	1,243,111	2.64		
Exercised	(432,523)	1.36		
Cancelled or forfeited	(599,194)	1.58		
Outstanding—December 31, 2010	2,763,908	$ 1.90	8.09	$ 4,999
Granted	1,067,050	9.74		
Exercised	(563,916)	3.73		
Cancelled or forfeited	(396,037)	4.02		
Outstanding—December 31, 2011	2,871,005	$ 4.15	7.86	$ 88,012
Granted	698,240	31.80		
Exercised	(1,272,940)	2.41		
Cancelled or forfeited	(307,068)	9.98		
Balances—December 31, 2012	1,989,237	$ 14.08	8.09	$ 35,513
Vested and expected to vest—December 31, 201	1,690,340	$ 13.24	7.98	$ 31,546
Exercisable—December 31, 2012	567,236	$ 4.30	6.74	$ 15,463

Additional information regarding the Company's stock options outstanding and exercisable as of December 31, 2012 is summarized below:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number of Stock Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price per Share	Shares Subject to Stock Options	Weighted Average Exercise Price per Share
$0.40 to $3.65	664,916	6.54	$ 1.94	438,892	$ 1.78
$3.66 to $6.90	342,009	8.06	$ 4.76	40,367	$ 4.93
$6.91 to $26.40	336,358	8.66	$ 13.68	73,493	$ 13.41
$26.41 to $29.65	191,893	9.52	$ 28.23	—	$ —
$29.66 to $32.90	337,599	9.31	$ 32.34	13,359	$ 32.79
$32.91 to $39.40	116,462	9.41	$ 35.70	1,125	$ 33.09
	1,989,237	8.09	$ 14.08	567,236	$ 4.30

RSU Activity

A summary of RSU activity for the year ended December 31, 2012, is as follows:

	Number of Restricted Stock Units Outstanding	Weighted—Average Grant Date Fair Value
Unvested—January 1, 2012	—	$ —
Granted	458,790	31.24
Released	—	—
Cancelled or expired	(11,875)	32.88
Unvested—December 31, 2012	446,915	$ 31.20

Stock-Based Compensation Expense

The Company recognized stock-based compensation expense under the 2011 Stock Option and Incentive Plan, 2003 Stock Plan, 2011 Employee Stock Purchase Plan, and the Incapsula 2010 Share Incentive Plan in the consolidated statements of operations as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Cost of revenue	$ 469	$ 118	$ 44
Research and development	1,227	130	66
Sales and marketing	2,543	412	257
General and administrative	1,729	1,067	273
Total stock-based compensation expense	$ 5,968	$ 1,727	$ 640

Determining the Fair Value of RSUs, Stock Options, and ESPP

The fair value of RSUs is determined using the closing price of the Company's stock on the date of grant. Compensation is recognized on a straight-line basis over the requisite service period of each grant adjusted for estimated forfeitures.

The fair value of each stock option and ESPP grant to employees was determined by the Company and its board of directors using the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Expected Term—The expected term represents the period that the Company's stock-based awards are expected to be outstanding. For option grants that are considered to be "plain vanilla," the Company used the simplified method to determine the expected term as provided by the Securities and Exchange Commission. The simplified method is calculated as the average of the time-to-vesting and the contractual life of the options. For option grants that are not considered "plain vanilla", the expected term is derived from historical data on employee exercises and post-vesting employment termination behavior taking into account the contractual life of the award. For ESPP grants, the expected term is based on the length of the offering period, which is six months.

Expected Volatility—The expected volatility was based on the average historical stock volatilities of several of the Company's publicly listed peers over a period equal to the expected terms of the stock option grants and the offering period for employee stock purchase plan grants as the Company did not have a sufficient trading history to use the volatility of its own common stock.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the grant's expected term.

Expected Dividend—The Company has never paid dividends and does not expect to pay dividends.

Forfeiture Rate—The Company estimates its forfeiture rate based on an analysis of its actual forfeitures and will continue to evaluate the adequacy of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior, and other factors. The impact from a forfeiture rate adjustment will be recognized in full in the period of adjustment, and if the actual number of future forfeitures differs from that estimated by the Company, the Company may be required to record adjustments to stock-based compensation expense in future periods.

A summary of the weighted-average assumptions is as follows:

	Years Ended December 31		
	2012	**2011**	**2010**
Stock option grants:			
Dividend rate	0%	0%	0%
Risk-free interest rate	1.0%	1.7%	2.2%
Expected term (in years)	6.0	5.4	6.1
Expected volatility	48%	49%	51%
ESPP grants:			
Dividend rate	0%	—	—
Risk-free interest rate	0.1%	—	—
Expected term (in years)	0.5	—	—
Expected volatility	39%	—	—

The weighted-average grant date fair value of the Company's stock options granted during the years ended December 31, 2012, 2011 and 2010 was $14.54, $5.03 and $1.36 per share, respectively. The aggregate grant date fair value of the Company's stock options granted to employees during the years ended December 31, 2012, 2011 and 2010 was $10.1 million, $5.4 million and $1.7 million, respectively. The aggregate grant date fair value of the Company's stock options vested during the years ended December 31, 2012, 2011, and 2010 was $2.1 million, $1.5 million, and $460,000, respectively. None of the Company's restricted stock units vested during the years presented.

The aggregate intrinsic value of options exercised under the Plan was $34.6 million, $5.8 million and $430,000 for the years ended December 31, 2012, 2011 and 2010, respectively. The aggregate intrinsic value is calculated as the difference between the per-share exercise price and the deemed fair value of the Company's common stock for each share subject to an option multiplied by the number of shares subject to options at the date of exercise. The Board of Directors deemed the fair value of the Company's common stock to be $3.70 per share as of December 31, 2010.

As of December 31, 2012, total compensation cost related to unvested stock-based awards granted to employees under the Plan, but not yet recognized, was $17.5 million, net of estimated forfeitures. As of

December 31, 2012, this cost will be amortized to expense over a weighted-average remaining period of 2.4 years, and will be adjusted for subsequent changes in estimated forfeitures. Future option grants will increase the amount of compensation expense to be recorded in these periods.

Net cash proceeds from the exercise of stock options and the issuance of common stock in connection with the employee stock purchase plan were $4.2 million, $2.1 million and $588,000 for the years ended December 31, 2012, 2011 and 2010, respectively. There was no capitalized stock-based compensation cost during the years ended December 31, 2012, 2011 and 2010. Recognized stock-based compensation tax benefits during the year ended December 31, 2012 was $19,000. There was no recognized stock-based compensation tax benefit during the years ended December 31, 2011 and 2010.

Common Stock Subject to Repurchase

Pursuant to restricted stock agreements with the Company's CEO, the Company has the right, but not the obligation, to repurchase the unvested shares of common stock upon termination of employment at the original purchase price per share. The repurchase rights with respect to the common stock lapse over the vesting period, which ranges from 48 months to 60 months. The amounts received in exchange for these shares have been included in other liabilities in the accompanying consolidated balance sheet and are reclassified to equity as the shares vest. The Company granted 843,819 shares of restricted common stock with a weighted-average grant date fair value per share of $1.94 during the year ended December 31, 2010. There were no grants of shares of restricted common stock during the years ended December 31, 2012 and 2011. As of December 31, 2012 and 2011, 448,279 and 606,496 shares of restricted common stock, respectively, held by the Company's CEO were unvested and subject to repurchase by the Company.

Early Exercise of Stock Options

In 2010 and 2011, the Company's board of directors allowed for the early exercise of stock options granted to certain members of the Company's board of directors. The total amount received in exchange for these shares of $1.1 million has been included in other liabilities in the accompanying consolidated balance sheet and is reclassified to equity as the shares vest. As of December 31, 2012 and 2011, 82,500 and 127,500 shares were unvested, respectively.

11. Income Taxes

The Company's geographical breakdown of its loss before provision for income taxes is as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Domestic	$ (9,373)	$ (12,747)	$ (14,153)
Foreign	2,026	2,551	2,312
Loss before provision for taxes	$ (7,347)	$ (10,196)	$ (11,841)

The components of the provision for income taxes are as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Current			
Federal	$ 51	$ —	$ —
State	47	63	12
Foreign	889	618	568
Total current provision	987	681	580
Deferred			
Federal	(386)	—	—
State	(49)	—	—
Foreign	(7)	(19)	(53)
Total deferred benefit	(442)	(19)	(53)
Total	$ 545	$ 662	$ 527

Reconciliation of the provision for income taxes at the statutory rate to the Company's provision for income tax is as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Tax benefit at federal statutory tax rate	$ (2,497)	$ (3,465)	$ (4,026)
Tax benefit at state statutory tax rate	(282)	(390)	(482)
Tax benefit resulting from "Beneficiary Enterprise"	(95)	(191)	(37)
Foreign tax rate differential	(232)	(302)	(207)
Foreign repatriation	179	—	—
Unbenefitted loss of consolidated investment	1,193	1,026	513
Change in valuation allowance	1,373	3,072	4,081
Meals and entertainment	162	145	124
Warrants fair value adjustment	—	95	—
Stock compensation	497	543	627
Nondeductible expenses and other	247	129	(66)
Provision for income taxes	$ 545	$ 662	$ 527
Basic net loss per share amounts of benefits resulting from Beneficiary Enterprise Status	$ 0.00	$ 0.02	$ 0.01

Significant components of the Company's net deferred tax assets are as follows (in thousands):

	As of December 31,	
	2012	2011
Deferred tax assets:		
Reserves and accruals	$ 1,169	$ 809
Deferred revenue	5,642	2,844
Stock-based compensation	1,470	—
Net operating loss carryforwards	17,530	19,874
Gross deferred tax assets	25,811	23,527
Valuation allowance	(24,266)	(22,512)
Deferred tax assets	1,545	1,015
Deferred tax liabilities:		
Stock-based compensation	(314)	(352)
Depreciation and amortization	(497)	(371)
Gain on OCI	(435)	—
Total deferred tax liabilities	(1,246)	(723)
Net deferred tax assets	$ 299	$ 292

Recognition of deferred tax assets is appropriate when realization of these assets is more likely than not. Based upon the weight of available evidence, which includes the Company's historical operating performance and the recorded cumulative net losses in all prior fiscal periods, the Company has provided a full valuation allowance against its U.S. deferred tax assets. The Company's valuation allowance increased by $1.8 million, $3.1 million and $4.1 million in the years ended December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012, the Company had U.S. federal net operating loss carryforwards of approximately $66.5 million. The U.S. federal net operating loss carryforwards will expire at various dates beginning in 2023 through 2032 if not utilized. Most state net operating loss carryforwards will expire at various dates beginning in 2018 through 2032.

The Company uses the "with-and-without" approach to determine the recognition and measurement of excess tax benefits. Accordingly, the Company has elected to recognize excess income tax benefits from stock option exercises in additional paid in capital only if an incremental income tax benefit would be realized after considering all other tax attributes presently available to the Company. As of December 31, 2012, the amount of such excess tax benefits from stock options included in deferred tax assets for federal and state net operating losses were $20.2 million and $17.0 million, respectively. In addition, the Company has elected to account for the indirect effects of stock-based awards on other tax attributes, such as the research and alternative minimum tax credits, through the statement of operations.

Net operating loss carryforwards reflected above may be subject to limitations due to ownership changes as provided in the Internal Revenue Code and similar state provisions.

The Company has not provided U.S. income tax on certain foreign earnings that are deemed to be indefinitely invested outside the U.S. For 2012, 2011, and 2010 the amount of accumulated unremitted earnings from the Company's foreign subsidiaries is approximately $7.2 million, $5.6 million and $3.9 million, respectively. Determination of the amount of unrecognized deferred U.S. income tax liability is not practical due to the complexities associated with the hypothetical calculation.

As of December 31, 2012 and 2011, the Company had gross unrecognized tax benefits of approximately $239,000 and $267,000, respectively, all of which would impact the effective tax rate if recognized. While it is often difficult to predict the final outcome of any particular uncertain tax position, the Company does not believe that the amount of unrecognized tax benefits will change significantly in the next twelve months.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in its income tax provision. For the years ended December 31, 2012 and 2011, the Company accrued interest of $7,000 and $22,000 in income tax expense, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

	2012	2011	2010
Balance at January 1	$ 267	$ 171	$ 112
Additions based on tax positions taken during the current period	141	96	59
Reductions based on tax settlements	(169)	—	—
Balance at December 31	$ 239	$ 267	$ 171

The Company's material tax jurisdictions are the United States federal, California and Israel. During the year ended December 31, 2012, the Israeli Tax Authorities settled the audit of income tax returns of the Israeli subsidiary for the tax years 2006 through 2010. As a result of net operating loss carryforwards, the Company is subject to audit for tax years 2002 and forward for federal purposes and 2003 and forward for California purposes. There are tax years which remain subject to examination in various other jurisdictions that are not material to the Company's financial statements.

The Company's Israeli subsidiary's research and development intercompany services have a "Beneficiary Enterprise" status for a separate investment program that was elected by the Israel subsidiary under the Law for

Encouragement of Capital Investments, 1959 (the "Investments Law"), which was amended on April 1, 2005. Effective January 1, 2012, the Company elected to no longer participate in the Beneficiary Enterprise program.

Undistributed Israeli income derived from its "Beneficiary Enterprise" program entitles the Israeli subsidiary to a tax exemption for a period of two years and to a reduced tax rate of 10% - 25% for an additional period of five to eight years (depending on the level of non-Israeli investment in the Company). These tax benefits are subject to a limitation of 12 years from activation of the program.

The entitlement to the above benefits is conditional upon the Israeli subsidiary fulfilling the conditions stipulated by the Investments Law and regulations published there under.

Through December 31, 2012, the Israeli subsidiary had $1.8 million of tax exempt income attributed to its Beneficiary Enterprise program. If such tax-exempt income is distributed in a merger or a regular distribution or upon complete liquidation of the Israeli subsidiary, it would be taxed at the corporate tax rate applicable to such profits and an income tax liability of up to $0.5 million would be incurred as of December 31, 2012.

During 2012, the Israeli Tax Authority provided a program whereby companies could elect to have such tax-exempt income taxed at a reduced rate of 10% if such election was made, and applicable taxes paid, prior to December 2013 on such tax-exempt income attributable to the Beneficiary Enterprise program. The Company has determined that it will participate in such program and as a result, has provided deferred income taxes of approximately $0.2 million on income attributable to the Israeli subsidiary's Beneficiary Enterprise programs as the undistributed tax-exempt income is no longer deemed to be permanent in duration.

12. Segment Information

The Company has two operating segments which are also both reportable business segments: (i) Imperva, which is comprised of Imperva's and its wholly-owned subsidiaries' financial position and results of operations; and (ii) Incapsula, which is comprised entirely of the financial position and results from operations of the Company's majority owned subsidiary, which commenced operations in late 2009.

The following table presents a summary of our operating segments (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Imperva:			
Net revenue	$ 103,410	$ 78,214	$ 55,382
Operating loss	(4,119)	(7,436)	(10,889)
Provision for income tax	527	646	489
Net loss	(4,757)	(8,144)	(10,982)
Depreciation and amortization	1,703	1,529	1,159
Stock-based compensation	5,947	1,706	583
Total assets	$ 149,998	$ 130,742	$ 39,245
Incapsula:			
Net revenue	$ 825	$ 88	$ —
Operating loss	(2,985)	(2,570)	(1,426)
Provision for income tax	18	16	38
Net loss	(3,135)	(2,714)	(1,386)
Depreciation and amortization	138	11	11
Stock-based compensation	21	21	57
Total assets	$ 3,959	$ 2,800	$ 1,732

The Company's services revenue comprised of the following (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Maintenance and support	$ 33,647	$ 24,497	$ 18,064
Professional services and training	6,428	4,730	2,465
Subscriptions	4,670	1,475	374
Total net services revenue	$ 44,745	$ 30,702	$ 20,903

The Company's revenue by geographic region, based on the customer's location, is summarized as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Americas	$ 61,588	$ 47,851	$ 36,586
EMEA	24,958	18,464	13,492
APAC	17,689	11,987	5,304
Total net revenue	$ 104,235	$ 78,302	$ 55,382

The following table presents long-lived assets by location (in thousands):

	As of December 31,		
	2012	2011	2010
United States	$ 2,851	$ 1,815	$ 2,066
Israel	2,642	2,196	2,010
Other	22	15	25
Total long-lived assets	$ 5,515	$ 4,026	$ 4,101

13. Net Loss per Share

The following table sets forth the computation of the Company's basic and diluted net loss per share of common stock (in thousands, except for share and per share amounts):

	Years Ended December 31,		
	2011	2010	2009
Net loss attributable to Imperva, Inc. stockholders	$ (7,387)	$ (10,269)	$ (12,013)
Shares used in computing net loss per share of common stock, basic and diluted	22,916,426	7,674,554	4,884,665
Net loss per share of common stock, basic and diluted	$ (0.32)	$ (1.34)	$ (2.46)

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net loss per share of common stock for the periods presented because including them would have been antidilutive:

	Years Ended December 31,		
	2012	2011	2010
Convertible preferred stock	—	—	10,761,511
Stock options to purchase common stock	1,989,237	2,871,005	2,763,908
Restricted stock units for common stock	446,915	—	—
Restricted shares of common stock subject to repurchase	530,779	733,995	1,138,488
Common stock warrants	8,333	8,333	—
Convertible preferred stock warrants	—	—	19,999

14. Related Party Transaction

The Company indirectly sells its products, licenses and services through a third party to Seagate Technology, an Executive Vice President of which is also director of the Company. Net revenues recorded from indirect sales to Seagate Technology were approximately $0.4 million for the year ended December 31, 2012. As of December 31, 2012, Imperva had accounts receivable of $41,000 from the reseller for the indirect sales to Seagate. Amounts for the years ended December 31, 2011 and 2010 were not material.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Evaluation of Disclosure Controls and Procedures

Our management, with the participation and supervision of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15 under the Exchange Act. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on the aforementioned evaluation, our chief executive officer and chief financial officer have concluded that as of December 31, 2012, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the guidelines established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States. We reviewed the results of management's assessment with the Audit Committee of our Board of Directors. The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included in Part II, Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

Regulations under the Exchange Act require public companies, including our company, to evaluate any change in our "internal control over financial reporting" as such term is defined in Rule 13a-15(f) and Rule 15d-15(f) of the Exchange Act. In connection with their evaluation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K, our chief executive officer and chief financial officer did not identify any changes in our internal control over financial reporting during our fourth quarter ended December 31, 2012 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Except as set forth below, the information required by this item is incorporated by reference to our Proxy Statement for our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year ended December 31, 2012.

We maintain a Code of Business Conduct and Ethics that incorporates our code of ethics applicable to all employees, including all officers. Our Code of Business Conduct and Ethics is published on the Investor Relations section of our website at www.imperva.com. We intend to disclose future amendments to certain provisions of our Code of Business Conduct and Ethics, or waivers of such provisions granted to executive officers and directors, on this website within four business days following the date of such amendment or waiver.

Item 11. ***Executive Compensation***

The information required by this item is incorporated by reference to our Proxy Statement for our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the year ended December 31, 2012.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this item with respect to Item 403 of Regulation S-K regarding security ownership of certain beneficial owners and management is incorporated by reference to our Proxy Statement for our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the year ended December 31, 2012. For the information required by this item with respect to Item 201(d) of Regulation S-K regarding securities authorized for issuance under equity compensation plans, see "Item 5: Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Equity Compensation Plan Information."

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this item is incorporated by reference to our Proxy Statement for our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the year ended December 31, 2012.

Item 14. ***Principal Accounting Fees and Services***

The information required by this item is incorporated by reference to our Proxy Statement for our 2013 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the year ended December 31, 2012.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) *Financial Statements:* The financial statements filed as part of this Annual Report on Form 10-K are listed on the index to financial statements on page 59.

(2) No Financial Statement Schedules were required to be filed as part of this report because the required information is not present or is not present in amounts sufficient to require submission of the schedules or because the information required is included in the Consolidated Financial Statements or Notes thereto.

(b) Exhibits. The exhibits listed on the Exhibit Index (following the Signatures section of this report) are included, or incorporated by reference, in this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, on March 15, 2013, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERVA, INC.

By: /s/ Shlomo Kramer
Shlomo Kramer
President and Chief Executive Officer

By: /s/ Terrence J. Schmid
Terrence J. Schmid
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Shlomo Kramer and Terrence J. Schmid as his attorneys-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Shlomo Kramer Shlomo Kramer	President, Chief Executive Officer and Director (Principal Executive Officer)	March 15, 2013
/s/ Terrence J. Schmid Terrence J. Schmid	Chief Financial Officer (Principal Accounting and Financial Officer)	March 15, 2013
/s/ Asheem Chandna Asheem Chandna	Director	March 15, 2013
/s/ Theresia Gouw Theresia Gouw	Director	March 15, 2013
/s/ Steven Krausz Steven Krausz	Director	March 15, 2013
/s/ Albert A. Pimentel Albert A. Pimentel	Director	March 15, 2013
/s/ Frank Slootman Frank Slootman	Director	March 15, 2013
/s/ David N. Strohm David N. Strohm	Director	March 15, 2013
/s/ James Tolonen James Tolonen	Director	March 15, 2013

EXHIBIT INDEX

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Restated Certificate of Incorporation of Imperva, Inc., as currently in effect.	S-1/A	333-175008	3.3	10/28/11	
3.2	Amended and Restated Bylaws of Imperva, Inc., as currently in effect.	S-1/A	333-175008	3.6	10/28/11	
4.1	Specimen Certificate Evidencing Shares of Imperva, Inc. common stock.	S-1/A	333-175008	4.1	10/28/11	
4.2	Warrant to Purchase Stock issued December 22, 2005 to Silicon Valley Bank.	S-1	333-175008	4.2	6/17/11	
4.3	Amended and Restated Investor Rights Agreement, dated November 1, 2011, by and among Imperva, Inc. and the investors party thereto.	S-1/A	333-175008	4.4	11/7/11	
10.1#	2003 Stock Plan, as amended, including addendums and sub-plans.	S-1	333-175008	10.1	6/17/11	
10.2#	Forms of agreements under the 2003 Stock Plan, as amended.	S-1	333-175008	10.2	6/17/11	
10.3#	2011 Stock Option and Incentive Plan and subplan and form agreements thereunder.	S-8	333-179552	99.1	2/16/12	
10.4#	2011 Employee Stock Purchase Plan.	S-1/A	333-175008	10.19	10/28/11	
10.5#	Form of Amended and Restated Indemnification Agreement.	S-1/A	333-175008	10.4	10/28/11	
10.6#	Offer Letter, dated August 16, 2010, between Imperva, Inc. and Shlomo Kramer.	S-1/A	333-175008	10.5	9/6/11	
10.7#	Offer Letter, dated September 29, 2010, between Imperva, Inc. and Terrence J. Schmid.	S-1/A	333-175008	10.6	9/6/11	
10.8#	Offer Letter, dated December 19, 2007, between Imperva, Inc. and Ralph Pisani.	S-1/A	333-175008	10.7	9/6/11	
10.9#	Offer Letter, dated May 9, 2006, between Imperva, Inc. and Jason Forget.	S-1/A	333-175008	10.8	9/6/11	

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form	File No.	Exhibit	Filing Date	
10.10	Offer Letter, dated June 10, 2011, between Imperva, Inc. and Trâm Phi.	10-Q	001-35338	10.01	5/11/2012	
10.11	Offer Letter, dated July 14, 2011, between Imperva, Inc. and David N. Strohm.	S-1/A	333-175008	10.20	10/28/11	
10.12	Offer Letter, dated July 20, 2011, between Imperva, Inc. and Frank Slootman.	S-1/A	333-175008	10.21	10/28/11	
10.13#	Stock Purchase Agreement, dated September 30, 2010, between Imperva, Inc. and Shlomo Kramer (1,265,730 shares of common stock purchased).	S-1	333-175008	10.9	6/17/11	
10.14#	Stock Purchase Agreement, dated September 30, 2010, between Imperva, Inc. and Shlomo Kramer (421,909 shares of common stock purchased).	S-1	333-175008	10.10	6/17/11	
10.15†	OEM Agreement, dated September 9, 2009, between Imperva, Inc., Imperva, Ltd. and American Portwell Technology Inc.	S-1	333-175008	10.11	6/17/11	
10.16†	First Amendment to OEM Agreement dated as of June 14, 2012 among Imperva, Inc., Imperva, Ltd. and American Portwell Technology	10-Q	001-35338	10.1	8/13/2012	
10.17†	Second Amendment to OEM Agreement dated as of January 23, 2013 among Imperva, Inc., Imperva, Ltd. and American Portwell Technology					X
10.18†	OEM Agreement, dated September 9, 2009, between Imperva, Inc., Imperva, Ltd. and Dan-El Technologies, Ltd.	S-1	333-175008	10.12	6/17/11	
10.19	Lease Agreement, dated February 6, 2008, between Imperva, Inc. and Westport Office Park, LLC.	S-1	333-175008	10.13	6/17/11	
10.20	First Amendment to Lease, dated February 12, 2010, between Imperva, Inc. and Westport Office Park, LLC.	S-1	333-175008	10.14	6/17/11	

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form	File No.	Exhibit	Filing Date	
10.21	Second Amendment to Lease Agreement effective as of May 16, 2012 between Westport Office Park, LLC and Imperva, Inc.	8-K	001-35338	10.2	5/30/2012	
10.22	Third Amendment to Lease Agreement effective as of August 22, 2012 between Westport Office Park, LLC and Imperva, Inc.	10-Q	001-35338	10.1	11/13/2012	
10.23	Series A Preferred Stock Purchase Agreement, dated November 5, 2009, between Incapsula, Inc. and Imperva, Inc.	S-1/A	333-175008	10.15	7/28/11	
10.24	Series A and Series A-1 Preferred Stock Purchase Agreement, dated March 9, 2010, by and among Incapsula, Inc. and the investors party thereto.	S-1/A	333-175008	10.16	7/28/11	
10.25	Amendment No. 1 to the Series A and Series A-1 Preferred Stock Purchase Agreement, dated December 31, 2010, by and among Incapsula, Inc. and the investors party thereto.	S-1/A	333-175008	10.18	7/28/11	
10.26	Amendment No. 2 to the Series A and Series A-1 Preferred Stock Purchase Agreement, dated October 24, 2011, by and among Incapsula, Inc. and the investors party thereto.	S-1/A	333-175008	10.22	10/28/11	
10.27	Amended and Restated Investors' Rights Agreement, dated March 9, 2010, by and among Incapsula, Inc. and the investors party thereto.	S-1/A	333-175008	10.17	7/28/11	
10.28	Imperva, Inc. Change in Control Plan and Form Notice of Participation.	10-K	001-35338	10.26	3/28/2012	
10.29#	2013 Imperva Compensation Plan for Ralph Pisani.					X
10.30#	Imperva, Inc. 2013 Senior Management Bonus Plan.					X
21.1	Subsidiaries of Imperva, Inc.					X
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.					X

Exhibit Number	Exhibit Description	Incorporated by Reference				Provided Herewith
		Form	File No.	Exhibit	Filing Date	
31.1	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rule 13a-14(a).					X
31.2	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rule 13a-14(a).					X
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 and Securities Exchange Act Rule 13a-14(b).*					X
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 and Securities Exchange Act Rule 13a-14(b).*					X
101.INS**	XBRL Instance Document					X
101.SCH**	XBRL Taxonomy Extension Schema Document					X
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document					X
101.CAL**	XBRL Taxonomy Calculation Linkbase Document					X
101.LAB**	XBRL Taxonomy Label Linkbase Document					X
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document					X

† Certain portions of this exhibit have been omitted and have been filed separately with the SEC pursuant to a request for confidential treatment under Rule 24b-2 as promulgated under the Securities Exchange Act of 1934, as amended.

# Indicates management contract or compensatory plan or arrangement.

* This certification is not deemed "filed" for purposes of Section 18 of the Securities Exchange Act, or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that Imperva, Inc. specifically incorporates it by reference.

** These exhibits are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

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